Form 20-F
period 2002-12-31
TUBES OF STEEL OF MEXICO SA
filed 2003-06-30
CIK 100084

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2002

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from to
Commission file number: 1-4870

TUBOS DE ACERO DE MEXICO, S.A.

(Exact name of registrant as specified in its charter)

Tubes of Steel of Mexico, S.A.	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Edificio Parque Reforma
Campos Elíseos 400-17 Piso
Col. Chapultepec Polanco
11560 México, D.F., México
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares	American Stock Exchange
Common Stock (no par value)	American Stock Exchange*

*     Common stock of Tubos de Acero de México, S.A. is not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

342,934,120 shares of common stock (no par value)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ann B. Fisher, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

i

Definition of Certain Terms

     In this annual report, unless otherwise specified or the context otherwise requires:

•	“we,” “us,” “our” and “Tamsa” each refers to Tubos de Acero de México, S.A., a Mexican corporation, and its consolidated subsidiaries.

•	“Tenaris” refers to Tenaris S.A., a Luxembourg corporation, and its consolidated subsidiaries.

•	“Siderca” refers to Siderca S.A.I.C., an Argentine corporation, and its consolidated subsidiaries.

•	“Dalmine” refers to Dalmine S.p.A., an Italian corporation, and its consolidated subsidiaries.

•	“the Tenaris companies” collectively refers to Siderca, Dalmine and Tamsa and their respective subsidiaries.

•	“Tenaris Global Services” refers to Tenaris Global Services S.A., a Uruguayan corporation.

•	“Tavsa” refers to Tubos de Acero de Venezuela, S.A., a Venezuelan corporation.

•	“shares” refers to ordinary shares representing common stock of Tamsa with no par value.

•	“tons” refers to metric tons.

•	one “billion” refers to one thousand million, or 1,000,000,000.

     Certain figures contained in this annual report have been rounded. Accordingly, these figures may not always sum to the total provided.

Currencies

     In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars” or “USD” each refers to the United States dollar.

•	“Mexican pesos” or “Ps” each refers to the Mexican peso.

     Tamsa publishes its financial statements in Mexican pesos. This annual report contains translations of some Mexican peso amounts into U.S. dollars. These amounts are provided solely for your convenience. Unless otherwise indicated, translations of Mexican peso amounts into U.S. dollars were made at the rate of Ps10.3125 = USD1.00, which was the exchange rate published by Banco de México in the Diario Oficial de la Federación, or the Official Gazette, on December 31, 2002. We do not represent that Mexican pesos could be converted into U.S. dollars at that rate or any other rate. See Item 3.E. “Key Information — Exchange Rates” for additional information regarding the exchange rate between the Mexican peso and the U.S. dollar.

     On June 24, 2003, the noon buying rate published by the Federal Reserve Bank of New York for the Mexican peso was Ps10.53 = USD1.00.

Accounting Principles

     Tamsa prepares its financial statements in conformity with generally accepted accounting principles in Mexico, commonly referred to as “Mexican GAAP.” Mexican GAAP differs in significant respects from U.S. GAAP. See note 12 to the audited consolidated financial statements of Tamsa included in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa and for a reconciliation of net income and total shareholders’ equity for the years and at the dates indicated.

     The financial statements of Tamsa included in this annual report were prepared giving effect to Bulletin B-10 “Recognition of Effect of Inflation on Financial Information,” as amended, and Bulletin B-12, “Statements of Changes in Financial Position,” issued by the Mexican Institute of Public Accountants, or the MIPA, each of which became effective in 1990, and Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations,” also issued by the MIPA and adopted by Tamsa in 1998. Generally, Bulletin B-10 provides for the recognition of the effects of inflation by requiring Mexican companies to restate inventories and fixed assets at current replacement cost, to restate all other nonmonetary assets and nonmonetary liabilities as well as the components of shareholders’ equity using the Mexican Consumer Price Index and to record

ii

gains or losses in purchasing power from holding monetary liabilities or assets. The Third Amendment to Bulletin B-10 requires restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Fifth Amendment to Bulletin B-10 was issued effective January 1, 1997 by the MIPA. Under the Fifth Amendment, Mexican companies are no longer permitted to restate fixed assets at current replacement cost, but are instead required to restate them using the Mexican Consumer Price Index or inflation factors of the country of origin in the case of imported assets. Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-15 prescribes the methodology for foreign currency transactions and the recognition of inflation in the financial information of foreign subsidiaries. Accordingly, unless otherwise noted, all data in the financial statements and the financial information derived therefrom included elsewhere in this annual report and all other Tamsa financial data included throughout this annual report have been restated in constant Mexican pesos as of December 31, 2002.

No Internet Site Is Part of This Annual Report

     Tamsa maintains an Internet site at www.tamsa.com.mx. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL, or “uniform resource locator,” and are for your informational reference only.

Forward-Looking Statements

     This annual report contains certain statements that we consider to be “forward-looking statements” as defined in, and subject to the safe harbor provisions of, the U.S. Private Securities Litigation Act of 1995. The statements appear throughout this annual report and are subject to risks and uncertainties. These statements include information regarding:

•	management strategy;

•	capital spending;

•	development and growth of the seamless steel pipe and oil and gas industries;

•	trends and other prospective data, including trends regarding the levels of oil and gas drilling worldwide; and

•	general economic conditions in Mexico, Venezuela and other countries in which Tamsa operates and makes sales.

     Sections of this annual report that by their nature contain forward-looking statements include Item 3. “Key Information,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.”

     Forward-looking statements also may be identified by the use of words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “probability,” “risk,” “target,” “goal,” “objective,” “future” or similar expressions or variations of such expressions.

     The forward-looking statements contained in this annual report speak only as of the date of this document, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

iii

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.     Offer Statistics and Expected Timetable

     Not applicable.

Item 3.     Key Information

A.	Selected Financial Data

     The selected historical consolidated financial data of Tamsa have been derived from its audited consolidated financial statements, which are prepared in accordance with Mexican GAAP (unless otherwise indicated) for each of the periods and at the dates indicated. The consolidated financial statements have been audited by PricewaterhouseCoopers, independent accountants in Mexico. Tamsa’s audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. See note 12 to Tamsa’s audited consolidated financial statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa’s financial statements and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and at the dates indicated therein. The selected historical consolidated financial data of Tamsa are stated in constant Mexican pesos as of December 31, 2002. For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Currencies”, Item 3.E. “Key Information — Exchange Rates” and “Accounting Principles.”

     Selected consolidated income statement data

	For the year ended December 31,

	2002		2001		2000		1999		1998

	(thousands of constant December 31, 2002 Mexican pesos, except share and per share amounts)
Mexican GAAP
Net sales	Ps	6,728,275	Ps	6,899,027	Ps	6,463,007	Ps	5,103,316	Ps	8,269,197
Operating cost and expenses		(5,337,052)		(5,356,242)		(5,406,737)		(4,542,881)		(5,863,429)

Operating profit		1,391,223		1,542,785		1,056,270		560,435		2,405,768
Comprehensive financing cost		(165,924)		(42,106)		(88,544)		(146,049)		(489,759)
Gain on sale of subsidiary(1)		—		—		—		—		527,451
Equity in loss of associated companies(2)		(16,047)		(290,930)		(52,608)		(379,135)		(233,420)

Income (loss) before the following items		1,136,023		590,205		421,496		(358,046)		1,393,860
Extraordinary item(3)		—		—		—		265,175		564,126
Cumulative effect of change in accounting principle(4)		—		(11,567)		—		—		—

Net income (loss) for the year	Ps	1,136,023	Ps	578,638	Ps	421,496	Ps	(92,871)	Ps	1,957,987

Weighted average number of shares outstanding(5)		339,284,120		339,284,120		339,284,120		339,409,820		345,467,065
Net earnings (loss) per share before the following items	Ps	3.35	Ps	1.74	Ps	1.24	Ps	(1.05)	Ps	4.04
Extraordinary item		—		—		—		0.78		1.63
Cumulative effect of change in accounting principle		—		(0.03)		—		—		—

Earnings (loss) per share	Ps	3.35	Ps	1.71	Ps	1.24	Ps	(0.27)	Ps	5.67

U.S. GAAP
Net sales	Ps	6,860,137	Ps	6,905,335	Ps	6,173,953	Ps	5,103,316	Ps	8,269,197
Operating income		1,534,310		1,496,643		924,017		515,353		2,357,172
Net income (loss)		1,381,633		734,766		500,536		(34,395)		2,542,071
Earnings (loss) per share		4.07		2.17		1.48		(0.10)		7.36

(1)	Income from the sale of TF de México, S.A. de C.V., a subsidiary of Tamsa.

(2)	Mainly corresponding to Tamsa’s equity participation in the Consorcio Siderurgia Amazonia, or Amazonia. See note 11 to Tamsa’s audited consolidated financial statements.

(3)	Mainly a tax benefit from the utilization of tax losses incurred in previous years.

(4)	Corresponds to the net effect at the beginning of the year from changes in accounting principles as a result of the adoption of Statement C-2, effective January 1, 2001, which establishes the accounting treatment for derivatives and financial instruments.

(5)	Amounts for 2002, 2001, 2000, 1999 and 1998 exclude 3,650,000 shares which were held in treasury in 2002 and held in 2001, 2000, 1999 and 1998 by a wholly-owned subsidiary of Tamsa. During 1998, 1,001,790 shares held in treasury were cancelled. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa’s common stock was split into five shares; concurrently, the American Depositary Receipt, or ADR, ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa’s audited consolidated financial statements.

     Selected consolidated balance sheet data

	At December 31,

	2002		2001		2000		1999		1998

	(thousands of constant December 31, 2002 Mexican pesos, except share and per share amounts)
Mexican GAAP
Current assets	Ps	5,509,924	Ps	3,954,359	Ps	4,010,881	Ps	3,979,045	Ps	5,384,512
Investments in associated companies		517,697		614,351		1,035,358		830,872		1,371,577
Property, plant and equipment		8,280,347		7,928,131		7,757,946		8,317,591		9,568,059
Other assets		12,144		81,442		—		—		—

Total assets	Ps	14,320,112	Ps	12,578,283	Ps	12,804,185	Ps	13,127,508	Ps	16,324,148

Current liabilities	Ps	2,342,415	Ps	1,241,894	Ps	1,487,634	Ps	2,268,066	Ps	2,653,414
Long-term debt		683,203		1,361,585		1,056,344		—		666,158
Other liabilities(1)		2,343,110		2,346,158		2,473,436		166,243		181,696

Total liabilities	Ps	5,368,728	Ps	4,949,637	Ps	5,017,414	Ps	2,434,309	Ps	3,501,268

Equity of majority shareholders	Ps	8,963,714	Ps	7,598,793	Ps	7,755,729	Ps	10,662,204	Ps	12,753,670
Minority interest in consolidated subsidiaries		(12,330)		29,853		31,042		30,996		69,210

Total shareholders’ equity	Ps	8,951,384	Ps	7,628,646	Ps	7,786,771	Ps	10,693,199	Ps	12,822,880

Weighted average number of shares outstanding(2)		339,284,120		339,284,120		339,284,120		339,409,820		345,467,065

Total shareholders’ equity per share	Ps	26.38	Ps	22.48	Ps	22.95	Ps	31.51	Ps	37.12

U.S. GAAP
Total assets	Ps	16,883,708	Ps	15,562,756	Ps	15,390,273	Ps	15,144,612	Ps	17,055,917
Net assets		9,832,402		8,692,748		8,561,711		8,651,888		9,466,347
Total shareholders’ equity		9,844,732		8,662,896		8,530,671		8,620,892		9,397,137
Total shareholders’ equity per share		29.02		25.53		25.14		25.40		27.20

(1)	Includes a deferred tax liability of Ps2,171,121 in 2002, Ps2,154,157 in 2001 and Ps2,306,472 in 2000 resulting from the adoption of Statement D-4 (deferred income tax) under Mexican GAAP effective January 1, 2000.

(2)	Amounts for 2002, 2001, 2000, 1999 and 1998 exclude 3,650,000 shares which were held in treasury in 2002 and held in 2001, 2000, 1999 and 1998 by a wholly-owned subsidiary of Tamsa. During 1998, 1,001,790 shares held in treasury were cancelled. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa’s common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa’s audited consolidated financial statements.

B.	Capitalization and Indebtedness

               Not applicable.

C.	Reasons for the Offer and Use of Proceeds

               Not applicable.

D.	Risk Factors

     You should carefully consider the following risks, together with the other information contained in this annual report, before making an investment decision. Any of these risks could have a material adverse effect on Tamsa’s business, financial condition and results of operations, which could in turn adversely affect the price of Tamsa’s shares and American Depositary Shares, or ADSs.

Risks Relating to the Seamless Steel Pipe Industry

     Sales and revenues may fall as a result of downturns in the international price of oil and other circumstances affecting the oil and gas industry.

     The oil and gas industry is the largest consumer of seamless steel pipe products worldwide. This industry has historically been volatile, and downturns in the oil and gas markets adversely affect the demand for seamless steel pipe products.

     Demand for these products depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of these activities depends primarily on current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and natural gas and general economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of seamless steel pipe products.

     Other circumstances may also affect drilling activity and, as a result, cause pipe consumption to decline. For example, in 2002, although oil prices remained at levels which, under typical circumstances, would have been expected to result in sustained levels of investment in oil and gas drilling, oil and gas exploration and production activity were affected by increased uncertainty over the future level of oil prices as a result of the prospects of military action against Iraq and production cutbacks established by the Organization of Petroleum Exporting Countries, or OPEC. As a result, Tamsa’s sales volume of seamless steel pipes for 2002 decreased 6.5% compared to the previous year.

     In the future, sales and revenues may again fall as a result of downturns in the international price of oil and other circumstances affecting the oil and gas industry.

     Adverse economic or political conditions in the countries where we operate or sell our products may decrease our sales and revenues.

     We are exposed to adverse economic and political conditions in the countries where we operate or sell our products. The economies of these countries are in different stages of socioeconomic development. Like other companies with significant international operations, Tamsa is exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which it operates. Risks associated with foreign political, economic or social developments also may adversely affect Tamsa’s sales volume or revenues from exports and, as a result, its financial condition and results of operations. For example, continuing adverse political and economic developments in Venezuela have already had an adverse impact on Tamsa’s sales in that country. For additional information on risks relating to Tamsa’s operations in Venezuela, see “ — Risks Relating to Mexico and Venezuela.”

     Sales and revenues may fall as a result of fluctuations in industry inventory levels.

     Inventory levels of seamless steel pipe in the oil and gas industry can vary significantly from period to period. These fluctuations can affect the demand for our products, as customers draw from existing inventory during periods of low investments in drilling and other activities and accumulate inventory during periods of high investments. Even if the prices of oil and gas rise or remain stable, oil and gas companies may not purchase additional seamless steel pipe products or maintain their current purchasing volume.

     Competition in the global market for seamless steel pipe products may cause us to lose market share in particular markets and hurt our sales and revenues.

     The global market for the seamless steel pipe products is highly competitive, with the primary competitive factors being price, quality and service. Aside from the Tenaris companies, there are approximately four major exporters of premium-quality seamless steel pipe products worldwide. In addition, a large number of producers manufacture and export generally lower quality seamless steel pipes. Competition from these lower end producers, particularly those from Russia, China and the Ukraine, have, at times, adversely affected Tamsa and the other Tenaris companies because they have offered products at significantly lower prices. In addition, these producers are improving the range and quality of pipes, thereby increasing their ability to compete with us. Tamsa and the other Tenaris companies may not continue to be able to compete effectively against existing or potential producers and preserve their current shares of the relevant geographic or product markets. In addition, if import restrictions are imposed upon our competitors in our domestic markets, they may increase their marketing efforts in other countries where Tamsa and the other Tenaris companies sell their products and thus increase the competitive pressure on the Tenaris companies in such markets. Furthermore, because two of the Tenaris companies’ four major competitors are Japanese companies, any decline in the value of the Japanese yen relative to the U.S. dollar could make those Japanese companies more competitive.

     Mexico is removing barriers to imported products, which will lead to increased competition and may hurt our sales and revenues.

     As part of the increasing globalization of major economic markets, some countries are lifting quotas and other restrictions on imports, including imports of seamless steel pipe products, and are forming trade blocs. Mexico is party to the North American Free Trade Agreement, or NAFTA. In addition, Mexico is party to bilateral and multilateral trade agreements (for example, Mexico’s trade agreement with the EU) that remove barriers to the import of foreign products. As import barriers have fallen, the domestic markets in Mexico for seamless steel pipe products have become more competitive. Tamsa may not be able to maintain its share of its domestic market as foreign producers take advantage of recent trade liberalization and the expected elimination of remaining barriers to foreign trade in Tamsa’s domestic markets. Furthermore, while trade liberalization may also provide Tamsa with greater access to foreign markets, increases in sales to those foreign markets may not adequately offset any loss in domestic sales arising from increased foreign competition.

     As a result of antidumping and countervailing duty proceedings and other import restrictions, we may not be allowed to sell our products in important geographic markets such as the United States.

     U.S. producers have filed antidumping and countervailing duty actions against us and other producers in several instances in the past, leading to significant penalties, including the imposition of antidumping and countervailing duties. Products manufactured by Tamsa have been and continue to be subject to such duties in the United States. Antidumping or countervailing duty proceedings or any resulting penalties or any other form of import restriction may impede Tamsa’s access to one or more important export markets for its products and in the future additional markets could be closed to Tamsa as a result of similar proceedings. The U.S. market is effectively closed to some of Tamsa’s principal products, limiting its current business and potential growth in that market.

     Further consolidation among oil and gas companies may force us to reduce our prices and hurt our profits.

     A large percentage of our sales are directed to international oil and gas companies. Recently, oil and gas companies throughout the world have experienced a high level of consolidation which has reduced the number of companies dedicated to providing these services. To the extent this consolidation trend continues, the surviving companies may enjoy significant bargaining power that could affect the prices of our products and services.

     Fluctuations in the cost of raw materials and energy may hurt our profits.

     The manufacturing of seamless steel pipe products requires substantial amounts of raw materials and energy from domestic and foreign suppliers. The availability and price of a significant portion of the raw materials and energy required by Tamsa are subject to market conditions and government regulation affecting supply and demand that can affect their continuity and cost of production. Increased costs of production may not be recoverable through increased product prices and could adversely affect our profitability.

     Our inability to reduce some of our costs in response to lower sales volume may hurt our profits.

     Like other manufacturers of steel-related products, we have fixed and semi-fixed costs that cannot adjust rapidly to fluctuations in the demand for our products. Our fixed and semi-fixed costs (excluding depreciation and amortization) represented approximately 16% of total costs in 2002 and 15% in 2001. If demand for our products falls significantly, these costs may adversely affect our profitability.

     Potential environmental, product liability and other claims may create significant liabilities for us that would hurt our net worth.

     Tamsa’s oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling and transportation activities, which are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in the loss of hydrocarbons, environmental liabilities, personal injury claims and property damage. Correspondingly, defects in Tamsa’s products could result in death, personal injury, property damage, environmental pollution or damage to equipment and facilities. Tamsa warrants its oilfield products and the Tenaris companies products it sells or distributes in accordance with customer specifications. Actual or claimed defects in its products may give rise to claims against Tamsa for losses and expose Tamsa to claims for damages. Tamsa’s insurance coverage may not be adequate or available to protect it in the event of a claim or its coverage may be canceled or otherwise terminated.

Risks Relating to Our Business

     Our controlling shareholder can take actions that do not reflect the will or best interest of our other shareholders.

     As of May 30, 2003, Tenaris, directly or indirectly, beneficially owned 94.44% of Tamsa’s outstanding voting stock. As a result, Tenaris is effectively able to elect all the members of the board of directors of Tamsa and has the effective power to determine the outcome of any actions requiring shareholder approval, including, subject to the requirements of Mexican law, the payment of dividends by Tamsa. As of May 30, 2003, San Faustín N.V. beneficially owned 61.2% of Tenaris’s outstanding voting stock. Until June 10, 2003, San Faustín was ultimately controlled by Roberto Rocca, either directly or through Rocca & Partners S.A., a British Virgin Islands corporation. Following Mr. Rocca’s death on June 10, 2003, San Faustín is controlled by Rocca & Partners. See Item 6. “Directors, Senior Management and Employees” and Item 7. “Major Shareholders and Related Party Transactions.”

     Recent and future acquisitions and strategic partnerships may disrupt our operations and hurt our profits.

     In recent years, we have acquired interests in various companies, such as Consorcio Siderurgia Amazonia Ltd., or Amazonia (which holds an interest in Siderúrgica del Orinoco, C.A., or Sidor), Tavsa and Empresas Riga S.A. de C.V., or Riga, and engaged in strategic partnerships. Our profits have been adversely affected by our investment in Amazonia, and the value of our investment has declined. Risks associated with an investment in Sidor through Amazonia are discussed further below. With respect to all of our investments and strategic partnerships, in the future we may not be successful in our plans regarding their operation, or they could be affected by developments affecting our partners. For example, any negative development in the operations of Sidor, or a change of control at Sidor could adversely affect Tavsa’s access to raw materials and, consequently, negatively impact Tavsa’s operations and financial results. For a description of Sidor see Item 4.A. “Information on the Company — Tamsa — Investments in Other Companies.” We will continue to actively consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our acquisition and partnership activities may not perform in accordance with our expectations and could adversely affect our operations and profitability.

     Our related party transactions with Tenaris Global Services and other related parties may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

     Tamsa obtains from Tenaris Global Services and other related parties an important number of services that are significant to our business, including marketing and sales services. We will likely continue to obtain those services from Tenaris Global Services and other related parties. If we could no longer rely on Tenaris Global

Services and other related parties to provide these services, we may not be able to obtain services of similar quality without delay or additional expense. These transactions and agreements are made in the ordinary course of business, and we believe that these transactions and agreements are made on terms no less favorable than those we could obtain from unaffiliated third parties. We will continue to engage in related party transactions in the future and we intend that these transactions be on terms as favorable as those that could be obtained from unaffiliated third parties but no assurance can be given in this respect. See Item 4.B. “Information on the Company — Tenaris” and Item 7. “Major Shareholders and Related Party Transactions.”

     The cost of complying with environmental regulations and paying unforeseen environmental liabilities may increase our operating costs or hurt our net worth.

     We are subject to a wide range of state and federal laws, regulations, permits and decrees in Mexico relating to the protection of human health and the environment including regulations concerning water pollution, air pollution, noise pollution and hazardous substance discharges. State and federal authorities in Mexico have been moving toward more stringent enforcement of these laws. This trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA. We estimate that we will incur expenditures aggregating approximately USD1.5 million in 2003, to satisfy existing Mexican environmental requirements. In addition, our consolidated subsidiary, Tavsa, has manufacturing operations in Venezuela and is subject to environmental and health regulations in Venezuela, and will continue to incur expenditures to comply with those regulations. These expenditures may not be sufficient to enable us and them to comply with applicable requirements in the future. Future changes in laws and technology and the enforcement of existing laws could require further significant expenditures. In addition, unforeseen expenditures necessary to remain in compliance with future environmental laws and regulations, including site or other remediation costs, or unforeseen environmental liabilities, could have a material adverse effect on our financial condition and results of operations.

     Any decline in purchases by our largest customer may hurt our sales and revenues in the future.

     Tamsa enjoys a strong relationship with Petróleos Mexicanos, or Pemex, one of the world’s largest crude oil and condensates producers. Pemex has been Tamsa’s single largest customer. Sales to Pemex, including drilling companies contracted by Pemex, as a percentage of Tamsa’s total sales volume, amounted to 14.8% in 2002. The volume of sales to Pemex has fluctuated historically and may continue to fluctuate in the future in response to diverse factors, such as changes in the amounts budgeted by Pemex for exploration and production and changes in drilling activity by Pemex or the drilling companies contracted by Pemex, as they may not maintain their current volume of purchases of Tamsa’s products. The loss of Pemex as a customer or a reduction in the volume of sales to Pemex (or drilling companies contracted by Pemex) would have a material adverse effect on Tamsa’s results of operations.

     We may continue to lose the value of our investment in Sidor, which would have a negative impact on our net worth.

     In January 1998, an international consortium of companies, Amazonia, purchased a 70.0% equity interest in Sidor from the Venezuelan government, which retained the remaining 30.0%. Tamsider, a wholly-owned subsidiary of Tamsa, held an initial 12.5% equity interest in Amazonia, which increased to 14.1% in March 2000 as a result of additional investments described below. As of December 31, 2002, Tamsider’s equity interest in Amazonia remained at 14.1%.

     In connection with the 2003 restructuring of Sidor and Amazonia’s debt discussed below, Tamsider is in the process of purchasing a 24.4% equity interest in Ylopa Serviços de Consultadoria Lda., or Ylopa, a newly created company. After the consummation of the restructuring on June 20, 2003, Tamsider capitalized in Amazonia a convertible subordinated loan made to Amazonia in connection with the 2000 restructuring described below and, as a result, increased its participation in Amazonia to a 14.5% equity interest, and Ylopa held new debt instruments of Amazonia convertible, at Ylopa’s option at any time after June 20, 2005, into a 67.4% equity interest of Amazonia. In addition, the Venezuelan government’s ownership in Sidor increased to 40.3%, while Amazonia’s beneficial ownership in Sidor decreased to 59.7%. As part of the June 2003 restructuring, all the Amazonia shares, as well as all the shares of Sidor held by Amazonia were placed in trust with Banesco Banco Universal, C.A., as trustee.

     Sidor has experienced significant financial losses and other problems since the acquisition by Amazonia in January 1998, despite a significant reduction in Sidor’s workforce and management’s efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor’s management to improve technology and optimize production levels, in late 2001 Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, following a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. As of December 31, 2002, Sidor had approximately USD1.58 billion of indebtedness (secured in part by fixed assets valued at USD827 million as determined at the time Sidor’s loans were restructured in March 2000) and Amazonia had approximately USD313 million of indebtedness.

     2000 Restructuring. As a result of the adverse trends discussed above, in connection with the restructuring concluded in 2000 Tamsider made additional capital contributions to Amazonia, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions to Amazonia in the amount of USD36.1 million (of which USD18.1 million was an additional capital contribution and USD18.0 million took the form of a convertible subordinated loan to Amazonia). The value of Tamsider’s investments (as recorded in our audited consolidated financial statements) has decreased significantly since 1998, from Ps910,306 thousand as of December 31, 1998, to Ps422,140 thousand as of December 31, 1999, Ps649,834 thousand as of December 31, 2000, Ps238,233 thousand as of December 31, 2001 and Ps136,433 thousand as of December 31, 2002. Due to Sidor’s financial situation, as described above, at December 31, 2001, Tamsider recorded a valuation allowance in the amount of Ps154,688 thousand in order to reduce the value of its investment in Amazonia and the subordinated convertible debentures.

     Expiration of Performance Bond. The Sidor purchase agreement between Amazonia and the Venezuelan government required the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Sidor purchase agreement up to a maximum amount of USD150 million, for five years from the acquisition. In connection with this indemnity, the shareholders of Amazonia were required to maintain a performance bond (which Tamsa guaranteed directly in proportion to its interest in Amazonia) for five years, beginning in 1998, in the amount of USD150 million during the first three years, USD125 million in the fourth year and USD75 million in the fifth year. The guarantee expired in January 2003.

     2003 Restructuring. On June 20, 2003, Sidor, Amazonia and their creditors (including the Venezuelan government) consummated a restructuring of the Sidor and Amazonia debt. Under the terms of the restructuring:

•	Ylopa purchased all of Amazonia’s bank debt and a portion of Sidor’s bank debt for a total amount of USD133.5 million;

•	Sidor purchased a portion of its own bank debt for a total amount of USD37.9 million;

•	the remainder of Sidor’s bank debt was refinanced and the lenders agreed to the payment by Sidor of lower interest rates and a longer tenor;

•	Ylopa assigned to Amazonia all of the debt it purchased in exchange for debt instruments of Amazonia convertible into a 67.4% equity interest in Amazonia at Ylopa’s option;

•	the Venezuelan government capitalized half of the debt owed to it by Sidor and consequently increased its equity ownership interest in Sidor to 40.3%;

•	the remainder of the debt owed to the Venezuelan government was refinanced;

•	certain agreements entered to in connection with the 2000 restructuring were terminated and the Amazonia shareholders, including Tamsider, were released from:

	•	the guarantees they had provided with respect to the principal and a portion of the interest payable under the loan made to Sidor by the Venezuelan government;

	•	their obligations under a certain put agreement that previously required them to purchase up to USD25 million in loans payable by Amazonia to its private lenders, and

	•	their obligations under a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress of Sidor, and

•		beginning in 2004, but in no event before the first USD11 million of Sidor’s excess cash (determined in accordance with the restructuring documents) has been applied to repay Sidor’s bank debt, 30% of Sidor’s distributable excess cash for each year (determined in accordance with the restructuring documents) will be applied to repay Sidor’s restructured debt, and any remaining distributable excess cash for such year will be paid as follows:

	•	59.7% to Ylopa (until 2012 or such earlier year in which Ylopa has received an aggregate amount of USD324 million) or Amazonia (after expiration of Ylopa’s right to receive Sidor’s remaining distributable excess cash), as the case may be, and

	•	40.3% to the Venezuelan government.

Tamsa, through Tamsider, participated in the 2003 restructuring by making an aggregate cash contribution (mainly in the form of subordinated convertible debt) of USD32.9 million to Ylopa and by capitalizing in Amazonia convertible debt previously held by Tamsa in the amount of USD18.0 million plus accrued interest. Tenaris’s indirect participation in Amazonia increased from 14.1% to 14.5% and may further increase up to 21.2% if and when all of its subordinated convertible debt is converted into equity.

Following completion of the restructuring between Sidor, Amazonia and their creditors (including the Venezuelan government), Sidor had approximately USD791.0 million of indebtedness outstanding and Amazonia had no financial indebtedness outstanding. Sidor’s financial indebtedness was made up of three tranches, one of USD350.5 million to be repaid over 8 years with one year of grace, one of USD26.3 million to be repaid over 12 years with one year of grace and the remaining tranche of USD368.6 million, to be repaid over 15 years with one year of grace. In addition, Sidor’s commercial indebtedness with certain Venezuelan government-owned suppliers amounted to USD45.4 million, to be repaid over the next five years.

After consummation of the 2003 restructuring, Tamsider continues to bear the risk of further losses in the equity value of its investment in Amazonia as well as losses in the equity value of its investment in Ylopa, but none of Tamsa, Tamsider or Ylopa guarantees the restructured indebtedness of Sidor. The restructuring agreements contemplate, however, certain continuing obligations and restrictions, including:

•	pledges to the Sidor financial lenders of Sidor and Amazonia shares, which will remain in effect for two years from the date of the restructuring so long as no event of default has occurred and is continuing under Sidor’s refinanced loan agreements;

•	pledges to the Sidor financial lenders of any future debt of Amazonia, which will remain in effect until such time as the pledges of the Amazonia and Sidor shares referred to above are released;

•	negative pledges not to create, incur or suffer to exist a lien (other than certain permitted liens) over any of the equity or debt of Amazonia held by, or owed to, the Amazonia shareholders; and

•	restrictions on the ability to institute or join a proceeding seeking the liquidation, bankruptcy or reorganization of Amazonia or Sidor.

Risks Relating to Mexico and Venezuela

     Negative economic, political and regulatory developments in Mexico may hurt our domestic sales volume and disrupt our manufacturing process, thereby adversely affecting our results of operations and financial condition.

     Most of our manufacturing operations and assets are located in Mexico and a substantial portion of our sales are made in Mexico. Tamsa’s business may be affected by economic, political and regulatory developments in Mexico. The discussion of recent developments in Mexico that follows was mainly derived from information recently filed by the Mexican government and Pemex with the U.S. Securities and Exchange Commission, or SEC.

•	Economic situation. Beginning in December 1994, and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, a devaluation of the Mexican peso, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, reduced consumer purchasing power and high unemployment. In response to the economic crisis, the Mexican government implemented broad economic reform programs which improved economic conditions in 1996 and 1997. However, a combination of factors led to a reduction of Mexico’s economic growth in 1998, including the economic crises in Asia, Russia, Brazil and other emerging markets that began in late 1997.

In 1999, GDP grew by 3.6% and in 2000, by 6.6%. During 2001, the Mexican economy experienced a slowdown, which was mainly due to a decline in global and domestic consumption. GDP decreased by 0.3% in 2001 and increased by 0.9% in 2002. The Mexican government currently estimates that GDP will increase by 3.0% in 2003. A deterioration in Mexico’s economic conditions may adversely affect Tamsa’s business, results of operations, financial condition, liquidity or prospects.

•	Impact of significant inflation and interest rates. The annual rate of inflation in Mexico, as measured by changes in the Consumer Price Index, was 9.0% during 2000, 4.4% in 2001 and 5.7% in 2002. Banco de México currently estimates that the annual rate of inflation for 2003, as measured by changes in the Consumer Price Index, will be 4.3%, which is above the official target established for the year of 4.2%. Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 15.27% in 2000, 11.26% in 2001 and 7.08% in 2002, and closed on June 24, 2003 at 5.11%.

If inflation in Mexico is not maintained within the government’s projections, the Mexican economy and, consequently, Tamsa’s financial condition and results of operations may be adversely affected.

•	Price controls. Seamless steel pipe products, like most products in Mexico, historically were subject to price controls imposed by the Mexican government. Although seamless steel pipe prices were officially decontrolled in September 1989, the Mexican government maintained other price restrictions until August 1990 as an inflation reduction measure. In 1995, as part of its response to the Mexican economic crisis, the Mexican government sought to minimize inflation by promoting the gradual implementation of domestic price increases. Currently, domestic steel pipe prices are not regulated; if any price control regulations were reimposed in the future, Tamsa’s sales revenues might be adversely affected.

•	Government control of the economy. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy may have adverse effects on private sector entities in general and on Tamsa in particular. Further, the Mexican government exercises significant influence over Pemex and its budget for exploration, which largely determines the volume of Pemex’s purchase of seamless steel pipe products from Tamsa. Economic plans of the Mexican government in the past have not, in many respects, fully achieved their objectives, and these and other economic plans of the Mexican government may not achieve their stated goals. Similarly, it is not possible to determine what effect those plans or their implementation will have on the Mexican economy or on Tamsa’s financial condition or results of operations.

•	Political events. Mexican political events may also affect Tamsa’s financial condition and results of operations and the performance of securities issued by Mexican companies. The Mexican political environment is in a period of change. In July 2000, Vicente Fox, a member of the National Action Party (Partido Acción Nacional, or PAN), the oldest opposition party in the country, won the Presidential election. He took office on December 1, 2000, ending 71 years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional, or PRI). In addition, parties opposed to the PRI increased their representation in the Mexican Congress, and, as a result, the PRI lost its congressional majority. Currently, no party has a working majority in either house of the Mexican Congress, which has made governability and the passage of legislation more difficult. The next major federal election will be held in July 2003, when all seats in the Chamber of Deputies will be at stake. The Senate will maintain its current composition until 2006. If neither the PAN (which currently holds 206 of the 500 seats), nor the PRI (which currently holds 211 of the 500 seats) gains a working majority in the Chamber of Deputies, problems of gridlock will persist in both houses of the Mexican Congress.

     Negative economic, political and regulatory developments in Venezuela may hurt Tavsa’s sales volume in Venezuela and disrupt Tavsa’s manufacturing process, thereby adversely affecting our results of operations and financial condition.

     The manufacturing operations and assets of Tavsa, a consolidated subsidiary of Tamsa, are located in Venezuela, and virtually all of Tavsa’s sales are made in Venezuela. Tamsa also makes sales directly into Venezuela. Tavsa’s and Tamsa’s results of operations and financial condition have been and may continue to be affected by economic and political events in Venezuela. The discussion of recent developments below in “Political Events” and “Impact of Exchange Controls” was mainly derived from information recently filed by Petróleos de Venezuela, S.A., or PDVSA, or its affiliates with the SEC or from other public sources.

•	Political Events. Venezuela has had continuous democratically elected governments since 1958, but has from time to time experienced, and is currently experiencing, social tension and civil unrest. In 1992, two attempts were made to overthrow the government (including one by current President Hugo Chávez) which were quickly suppressed by military forces. President Chávez, who was elected in December 1998 and took office in February 1999, was himself subject to a governmental coup that lasted three days, and which ended with his reinstatement as president on April 14, 2002. President Chávez has implemented significant political changes, including convening a national constituent assembly which wrote a new Venezuelan constitution (approved by public referendum in December 1999) and enacting a number of laws by presidential decree, pursuant to an Enabling Law passed by the Venezuelan Congress in November 2000. Together, these laws may affect present and future private and foreign investment and could jeopardize property rights.

The discontent in Venezuela with these new laws, as well as with management of economic policy and international relations and the increasingly confrontational attitude of the President against diverse social sectors, have developed into massive public protests that have raised the level of political instability. These protest actions include several large-scale strikes, including a national strike on December 10, 2001 which paralyzed essentially all commercial activity on that day, a general strike in early April 2002, and a nation-wide work stoppage that began on December 2, 2002 and that lasted through the first half of January 2003.

The general strike in April 2002 was initially led by managers of PDVSA, the Venezuelan state-owned petroleum company and an important customer of Tavsa, who did not support the President’s new appointments to PDVSA’s board of directors. The work stoppage that began in December 2002 disrupted most commercial and economic activity in Venezuela, including the operations of PDVSA and private-sector operators in the oil and gas sector, stopped oil and gas production by PDVSA almost completely, and, consequently, reduced PDVSA’s demand for pipe products. The work stoppage that began in December 2002 also led to an employee termination process, an organizational restructuring of PDVSA and a governmental declaration of force majeure, which temporarily released PDVSA and its clients from contractual obligations. In addition, PDVSA’s production of crude oil and gas was severely affected by these events and is likely to continue to be so affected.

     These protest actions have had a direct impact on Tavsa’s business. Largely as a result of these disruptions, Tavsa’s production of seamless steel pipe decreased from 41,412 tons in 2001 to 20,327 tons in 2002, a reduction of 49.1%, and Tamsa’s net sales in Venezuela (including sales through Tavsa) decreased from Ps1,287,787 thousand to Ps387,400, a reduction of approximately 70%. There can be no assurance that the economic and political uncertainty in Venezuela will not persist, or that PDVSA’s oil production will reach a sustained recovery.

•	Impact of Exchange Controls. The Venezuelan government has imposed in the past, and currently has in place, foreign currency exchange controls that limit the availability of foreign currency and set the rates at which Venezuelan currency can be exchanged for U.S. dollars. On June 27, 1994, the Venezuelan government established certain foreign currency exchange controls and soon thereafter set an official Bolivar/U.S. dollar exchange rate. These controls were lifted on April 22, 1996. More recently, on February

5, 2003 a new exchange control regime became effective in Venezuela, providing for the creation of a government entity in charge of issuing the necessary currency exchange regulations. The current regime, among other matters, provides for the centralization in the Central Bank of Venezuela of the sale and purchase of foreign currency, sets a specific exchange rate for the purchase and sale of foreign currency, establishes a mandatory sale to the Central Bank of such foreign currency and establishes requirements for the registration of private indebtedness. Additional regulations are in process of being issued. In addition to this, the current exchange controls have caused a temporary freeze of import and export activities in Venezuela while regulations applicable to importers and exporters are issued.

     The current exchange controls limit Tavsa’s ability to make purchases in foreign currency and to distribute profits to Tamsa. There can be no assurance when, if at all, the Venezuelan government will lift these controls or otherwise take future action to allow for greater flexibility in the repatriation of capital. Furthermore, these exchange controls could also lead to an overvaluation of the Bolivar, thereby adversely affecting the Venezuelan economy. Such developments could adversely affect Tamsa’s financial condition and results of operations.

Risks Relating to Our Shares and ADSs

     The trading price of our shares and ADSs may suffer as a result of lower liquidity in the Mexican equity market.

     Prices in publicly-traded Mexico equity securities have been more volatile than in many other markets. Total capitalization increased from USD106.8 billion as of December 31, 1996, to USD126.6 billion as of December 31, 2001, and decreased to USD104.7 billion as of December 31, 2002. The average daily trading volume of shares included in the principal equity index on the Mexican Stock Exchange decreased from USD144.6 million in 1996 to USD137.8 million in 1999, increased to USD165.1 million in 2000 and decreased to USD150.9 million in 2001 and USD105.9 million in 2002, due to the fluctuation in capital inflows in 1999, 2000, 2001 and 2002. Reduced liquidity in the Mexican Stock Exchange may increase the volatility of the trading price of our shares and ADSs, and may impair your ability to readily buy or sell our shares and ADSs in desired amounts and at satisfactory prices.

     The trading price of our shares and ADSs may suffer as a result of lower liquidity due to a lower number of outstanding shares and ADSs as a result of past and proposed acquisitions by Tenaris, our controlling shareholder.

     The market for our shares and ADSs may become less liquid as a result of decreases in the number of outstanding shares and ADSs not beneficially owned, directly or indirectly, by Tenaris, and as a result of the possible delisting of our shares from the Mexican Stock Exchange and our ADSs from the American Stock Exchange. The amount of our outstanding capital stock held by the public was reduced in connection with the consummation of an exchange offer by Tenaris on December 17, 2002. As a result of that exchange offer, Tenaris held directly, or indirectly, 94.50% of Tamsa’s outstanding capital stock, an increase from the 50.77% of Tamsa’s outstanding capital stock held directly or indirectly by Tenaris prior to that exchange offer. On April 30, 2003, Tamsa cancelled 3,650,000 shares of Tamsa held by its subsidiary Tamsider and, as a result, Tenaris’s ownership of Tamsa’s outstanding capital stock was reduced to 94.44%. On March 31, 2003, Tenaris announced that it intends to cause, among other things, the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange. Following its delisting from the Mexican Stock Exchange, Tamsa will no longer be required to have independent directors and is expected not to have any independent directors in the future. Tenaris also announced that, subject to the approvals of the U.S. and Mexican securities regulators, it intends to effect an exchange of Tenaris’s shares and ADSs for any Tamsa shares and ADSs not held by Tenaris or its affiliates in accordance with Mexican and U.S. laws. On April 30, 2003, Tamsa’s shareholders’ meeting gave the requisite approvals to effect such exchange. For more information, see Item 7 “Major Shareholders and Related Party Transactions” and Item 5 “Operating and Financial Review and Prospects — Recent Events.” The liquidity of our shares and ADSs will be further reduced (and the trading price will suffer) if this proposed exchange offer is consummated and if our shares or ADSs are delisted from the Mexican Stock Exchange or the American Stock Exchange.

     The trading price of our shares and ADSs may suffer as a result of developments in other emerging markets.

     The Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Brazil, Mexico and Venezuela. In late October 1997, prices of Latin American debt securities and equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Latin American securities were adversely affected by the economic crises in Russia and in Brazil. Various markets in Latin America, notably Argentina and Venezuela, are currently experiencing severe political and economic crises, which adversely affect the prices of securities of Latin American issuers or issuers with significant Latin American operations.

     In deciding whether to purchase, hold or sell our shares or ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.

     A principal objective of the securities laws of Mexico, like those of the United States, is to promote the full and fair disclosure of all material information. There may, however, be less publicly available information about Mexican issuers of securities than is regularly published by or about U.S. issuers and the available information may be in Spanish. Also, the accounting standards used in Mexico, in accordance with which Tamsa’s audited consolidated financial statements are prepared, differ in certain material respects from the accounting standards used in the United States. For a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa, see note 12 to our audited consolidated financial statements included in this annual report and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods. Further, Mexican regulations governing the securities of Mexican companies may not be as extensive as those in effect in the United States, and Mexican law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporations laws in the United States.

     Holders of our ADSs may encounter difficulties in the exercise of dividend and voting rights.

     You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold ADSs rather than common shares. For example if we pay a dividend, the depositary may not be able to obtain the currency necessary to distribute the dividend in U.S. dollars. Further, if we make a distribution in the form of securities and you have the right to acquire a portion of them, the depositary is allowed, in its discretion, to sell on your behalf that right to acquire those securities and instead distribute the net proceeds to you. Also, under some circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary on how to vote for you. See Item 8.C. “Financial Information — Dividend Policy.”

     Holders of our ADSs in the United States may not be able to exercise preemptive or accretion rights.

     Mexican corporate law and Tamsa’s by-laws require Tamsa, in the event of a capital increase, to offer rights to its existing shareholders to subscribe for a number of shares of the same class sufficient to maintain the holders’ existing proportionate holdings of shares of that class. Shareholders who exercise preemptive rights are also entitled to exercise additional rights, known as accretion rights, pro rata to their respective subscriptions, with respect to any unsubscribed shares of the class. Thereafter, to the extent any shares of that class remain unsubscribed, shareholders of other classes may exercise preemptive or accretion rights. Holders of ADSs in the United States may not be able to exercise preemptive rights for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Tamsa intends to evaluate at the time of any rights offering the costs and potential liabilities associated with the exercise by holders of ADSs of the preemptive rights and accretion rights for common shares underlying their ADSs and any other factors Tamsa considers appropriate at the time and then to make a decision as to whether to register additional common shares and ADSs. Tamsa may decide not to register any additional common shares or ADSs, in which case the depositary would be required to sell the holders’ rights and distribute the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

     It may be difficult to enforce judgments against us in U.S. courts.

     We are a corporation organized under the laws of Mexico, and most of our assets are located in Mexico. Furthermore, most of our directors and officers and some experts named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Mexican courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Mexican courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Mexican law, including the condition that the judgment does not violate Mexican public policy.

E.	Exchange Rates

     The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the Mexican peso. The average rates presented in these tables were calculated by using the average of the exchange rates on the last day of each month during the relevant period. These rates are provided solely for your convenience. We do not represent that Mexican pesos could be converted into U.S. dollars at these rates or at any other rate.

     The data provided in the following table is expressed in nominal Mexican pesos per dollar and is based on noon buying rates published by the Federal Reserve Bank of New York for the Mexican peso. On June 24, 2003, the exchange rate between the Mexican peso and the U.S. dollar expressed in nominal Mexican pesos per dollar was Ps10.53 = USD1.00.

Year ended December 31,	High	Low	Average	Period end

1998	10.63	8.04	9.25	9.90
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.47	9.62
2001	9.97	8.95	9.33	9.16
2002	10.43	9.00	9.67	10.43

Last Six Months	High	Low

December 2002	10.43	10.10
January 2003	10.98	10.32
February 2003	11.06	10.77
March 2003	11.24	10.66
April 2003	10.76	10.31
May 2003	10.42	10.11

     Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a prescribed range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the prescribed range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the prescribed range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by Ps0.53, equivalent to an effective devaluation of 15.3%. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico’s current account deficit, a decline in the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections in that year. The value of the Mexican peso against the U.S. dollar rapidly declined by 42.9% from December 19, 1994 to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar.

     Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of the NAFTA, to which Mexico is a signatory, generally prohibit exchange controls, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future.

Item 4.       Information on the Company

A.	Tamsa

     Introduction

     Tamsa is the sole Mexican producer and a leading global producer of seamless steel pipe products, including casing, tubing, line pipe and various other mechanical and structural seamless pipes for different uses.

     Tamsa was incorporated in 1952 for a period of 90 years as a corporation (Sociedad Anónima) under the laws of Mexico and commenced operations in 1954 as the sole producer and supplier in Mexico of various types of seamless steel pipe. On April 30, 1997, the bylaws were amended to extend the duration of the corporation for an additional 90 years. Tamsa’s ordinary stock has been listed on the Mexican Stock Exchange since 1953, and its ADSs have been listed on the American Stock Exchange, or AMEX, since 1967. Until December 13, 2002, the principal trading market for Tamsa’s shares was the Mexican Stock Exchange. Although Tamsa’s shares continue to be listed on the Mexican Stock Exchange, following the announcement of the results of the exchange offer by Tenaris, described below, there have been no transactions with respect to the Tamsa shares on the Mexican Stock Exchange. Its corporate offices are located at Edificio Parque Reforma, Campos Elíseos 400, Piso 17, 11560 México, D.F., México, and its registered headquarters and principal industrial facility are located at Km. 433.7 Carretera, México-Jalapa-Veracruz, Veracruz, México. Tamsa’s agent in the United States is Alfredo Berisso, whose office is located at 420 Fifth Avenue, 18th Floor, New York, New York 10018.

     In June 1993, Siderca acquired a substantial interest in Tamsa. Siderca has increased its interest in Tamsa since this initial acquisition. Beginning in 1996, Tamsa, Siderca and Dalmine formed a strategic alliance, known as DST, in an effort to enhance the ability and competitiveness of each company in an increasingly global industry. Subsequently, Siderca acquired controlling interests in Confab Industrial, S.A., or Confab, NKKTUBES K.K., or NKKTubes, and Algoma Tubes Inc., or AlgomaTubes, and Tamsa acquired a controlling interest in Tavsa. With this expanded network of steel pipe manufacturing facilities, Tamsa, Siderca and Dalmine extended the DST concept and unified their commercial strategy by launching, in May 2001, the Tenaris brand.

     Siderca’s controlling shareholder then entered into various corporate reorganization transactions which resulted in Tenaris S.A., a recently incorporated Luxembourg company, as of October 18, 2002, holding, directly or indirectly, approximately 50.77% of Tamsa’s outstanding capital stock. On November 11, 2002, Tenaris launched an exchange offer for all the outstanding shares and ADSs of Tamsa that it did not already own. After consummation of that exchange offer on December 17, 2002, Tenaris held, directly or indirectly, 94.50% of Tamsa’s outstanding capital stock. On April 30, 2003, Tamsa cancelled 3,650,000 shares of Tamsa held by its subsidiary Tamsider and, as a result, Tenaris’s ownership of Tamsa’s outstanding capital stock was reduced to 94.44%.

     On March 31, 2003, Tenaris announced that it intends to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of Tamsa’s ADR facility and, if and when appropriate, the termination of Tamsa’s registration with the SEC. Following its delisting from the Mexican Stock Exchange, Tamsa will no longer be required to have independent directors and is expected not to have any independent directors in the future. Tenaris also announced that, subject to the approvals of the U.S. and Mexican securities regulators, it intends to effect an exchange of its shares and ADSs for any Tamsa shares and ADSs not held by Tenaris or its affiliates in accordance with Mexican and U.S. laws. Tenaris stated that it did not expect to obtain the requisite approvals, and consequently be in a position to propose any exchange of shares and ADSs, prior to June 2003. On April 30, 2003, Tamsa’s shareholders’ meeting gave the requisite approvals to effect such exchange.

     Products

     Tamsa’s principal finished products are oil country tubular goods, or OCTG. It also produces seamless steel line pipe and various other mechanical and structural seamless pipes for different uses. Tamsa manufactures most of its products in a wide range of specifications, which vary in width, length, thickness, finishings and grades.

     Seamless steel casing. Seamless steel casing is used to sustain the walls of oil and gas wells during and after drilling.

     Seamless steel tubing. Seamless steel tubing is used to extract crude oil and natural gas after drilling has been completed.

     Seamless steel line pipe. Seamless steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

     Seamless steel mechanical and structural pipes. Seamless steel mechanical and structural pipes are used by the general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

     Cold-drawn pipe. The cold-drawing process permits the production of pipe with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

     Weldable pipe fittings. Weldable pipe fittings are used to connect pipes that transport water, vapor, petrochemicals, chemicals, natural gas and other gases and liquids for various applications, including heating systems, plumbing, air conditioning and irrigation.

     The following table shows Tamsa’s installed production capacity by product at the dates indicated as well as actual production for the periods indicated.

	At or for the year ended December 31,

	2002	2001	2000

	(thousands of tons)
Steel ingots and bars
Installed Capacity(1)	850	850	850
Actual Production	743	779	735
Seamless steel pipe
Installed Capacity(1)	780	780	780
Actual Production	638	669	597

(1)	Installed capacity may exceed effective capacity. The installed capacities referred to in this table exceed Tamsa’s estimates of its effective production capacity under present conditions.

     Production Process and Facilities

     Veracruz Facility

     Tamsa’s integrated manufacturing facility is located near Pemex’s major exploration and drilling operations, about thirteen kilometers from the port of Veracruz. Veracruz is located on the east coast of Mexico, approximately 400 kilometers from Mexico City. Tamsa owns substantially all of the properties at its manufacturing plants and such plants are not subject to any encumbrances.

     Situated on an area of 200 hectares, the plant includes a state-of-the-art seamless pipe mill and has an installed annual production capacity of 780,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 850,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, allowing Tamsa to reduce transportation costs and facilitate the shipment to export markets.

     The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a continuous mandrel mill, rotary furnace, direct piercing equipment and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace and a cooling bed;

•	six finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

•	a stretch reducing mill, including cutting saws and a cooling bed;

•	a cold-drawn mill; and

•	automotive components production machinery.

     Monterrey Facility

     During 2001, Tamsa broadened its product range with the acquisition in June 2001 of Riga. Riga is a Mexican company engaged in the manufacture of weldable pipe fittings. The company was created in 1989, and its production facility is located within a total surface of 120,000 square meters in the municipality of Ciénega de Flores, Nuevo León, approximately 200 kilometers south of Laredo, Texas. The plant, which is served by a major highway, has received the ISO 9002 certification. Riga’s products, which are certified by Pemex and other key clients, complement Tamsa’s existing line of pipe accessories. Riga currently sells its products domestically and exports to North America, South America and Europe.

     Tavsa

     Operations at Tavsa were restarted during the first quarter of 1999. Tamsa began to consolidate Tavsa’s results in the first quarter of 1999. Tavsa’s sales volume totaled 9,630 tons in 1999, 38,905 tons in 2000 and 41,658 tons in 2001. The increase in Tavsa’s sales volume subsequent to 1999 reflects the expansion of production capacity completed in the second half of 2000. Tavsa’s sales volume decreased to 21,188 tons in 2002, as a result of economic and political events in Venezuela. For discussion, see “—Investments in Other Companies—Tavsa” and Item 3.D “Risk Factors—Risks Relating to Mexico and Venezuela.”

     Tavsa has a seamless steel pipe plant in Venezuela, located within the Sidor manufacturing complex on the banks of the Orinoco river in the eastern part of the country. Situated on an area of 38 hectares, the plant includes a pilger mill and finishing line (including threading facilities) and produces seamless pipe products with an outside diameter range of 6 to 16 inches. The plant was operated as part of Sidor until shortly before it was privatized and sold to Tamsa in 1998. After conclusion of a modernization program in 2000, Tavsa reached an annual installed production capacity of 65,000 tons. Steel bars used to produce seamless steel pipe in Venezuela are supplied by Sidor. For discussion of risks associated with Sidor, see “—Investments in Other Companies—Amazonia” and Item 3.D “Risk Factors—Risks Relating to Our Business.”

     The following table shows Tavsa’s installed production capacity by product at the dates indicated as well as actual production for the periods indicated.

	At or for the year ended December 31,

	2002	2001	2000

	(thousands of tons)
Seamless steel pipe
Installed Capacity(1)	65	65	40
Actual Production	20	41	35

(1)	Installed capacity may exceed effective capacity. The installed capacities referred to in this table exceed Tamsa’s estimates of Tavsa’s effective production capacity under present conditions.

     The major operational units at Tamsa’s facilities and corresponding installed production capacity (in thousands of tons per year, except for Tamsa’s auto components facility, which is in millions of parts) as of December 31, 2002 and the year operations commenced are as follows:

	Installed	Year
	Production	Operations
	Capacity	Commenced

Pilger Mill (Veracruz)	80	1954
Multi-Stand Pipe Mill (Veracruz)	700	1983
Steel Shop (Veracruz)	850	1986
Cold-Drawn Mill (Veracruz)	10	1963
Auto Components Facility (Veracruz)	5	2001
Weldable pipe fittings facility (Monterrey)	15	2001 (1)
Tavsa (Venezuela)	65	1999 (2)

(1)	Operations at Riga commenced in 1989. Tamsa acquired Riga in June 2001.

(2)	Operations at Tavsa commenced in 1997. Operations were restarted and Tamsa began to consolidate Tavsa’s results in the first quarter of 1999.

     Warehouse Facilities and Sales Offices

     Tamsa’s warehouse facilities are located in Dos Bocas, in the State of Tabasco, Poza Rica in the State of Veracruz and Reynosa in the State of Tamaulipas. Additionally, Tamsa has sales and technical offices in Ciudad del Carmen, in the State of Campeche, Villahermosa and Comalcalco in the State of Tabasco, Monterrey in the State of Nuevo León and Guadalajara in the State of Jalisco.

     Sales and Marketing

     The following table shows Tamsa’s total sales volume by product and market for the periods indicated.

	For the year ended December 31,

	2002	2001	2000

	(tons)
Domestic pipe sales (Mexico)	154,997	138,725	167,068
Export sales and Tavsa	510,174	575,129	498,696
Other products and Riga	20,077	19,091	14,186
Total sales	685,248	732,945	679,950

     The following table shows Tamsa’s total revenues by product and market for the periods indicated.

	For the year ended December 31,

	2002	2001	2000

	(thousands of constant December 31, 2002
		Mexican pesos)
Domestic pipe sales (Mexico)	2,066,204	1,944,758	2,320,882
Export sales and Tavsa	4,375,536	4,645,969	3,919,316
Other products and Riga	286,535	308,300	222,809
Total sales	6,728,275	6,899,027	6,463,007

     Domestic Market

     The Mexican market accounted for 22.6% of Tamsa’s total sales volume for 2002, 19.0% in 2001 and 24.6% in 2000.

     Since 1954, Tamsa has enjoyed a long and mutually beneficial relationship with Pemex, one of the world’s largest crude oil and condensates producers. Pemex is Tamsa’s single largest customer in Mexico. Combined sales to Pemex and drilling companies contracted by Pemex represented 14.8% of total sales volume in 2002, compared to 11.3% in 2001 and 11.2% in 2000. Fluctuations in oil prices have an important impact on Tamsa’s domestic and export sales volume.

     During 1994, Tamsa signed a just-in-time, or JIT, agreement with Pemex to provide comprehensive inventory management services on a continuous basis. The JIT agreement provides for just-in-time delivery of pipe from Tamsa to Pemex within 72 hours. Under the JIT agreement, Tamsa is kept informed of Pemex’s drilling program and pipe requirements, and a team of engineers from Tamsa works closely with Pemex to plan and design the well sites. In addition, Tamsa is permitted to bring its engineers to Pemex drilling locations in order to maintain adequately supplied warehouse inventories in its custom-designed facilities in the towns of Dos Bocas, Reynosa and Poza Rica. Tamsa also maintains technical representative offices in Villahermosa, Poza Rica, Reynosa and Ciudad del Carmen where Pemex’s main offices are located. Tamsa believes that the JIT agreement minimizes Pemex’s inventory operation and maintenance costs while strengthening Tamsa’s position as a first-line supplier.

     During 1998, Tamsa and Pemex signed a three-year extension to the JIT agreement. This extension expanded the JIT agreement to include additional field services designed to assure product performance for Pemex. In addition to threading and torque inspections, Tamsa technicians began offering pipe inspections and re-certification of used pipe at the storage yards and continued providing supervision services to Pemex’s offshore drilling sites. On March 23, 2001, Tamsa renewed its relationship with Pemex under a new JIT agreement with a three-year term and other terms similar to those described above. As of December 31, 2002, 60 Tamsa employees directly support Pemex’s drilling program.

     Sales to Tamsa’s domestic non-oil related customers are made directly to such customers or through Tamsa’s authorized distributors. The principal Mexican end users other than Pemex (including drilling companies contracted by Pemex) rely on Tamsa’s products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Non-oil related sales to these customers totaled 53,633 tons (or 7.8% of total sales volume) in 2002, 56,179 tons (or 7.7% of total sales volume) in 2001 and 90,896 tons (or 13.4% of total sales volume) in 2000. The decrease in the percentage of non-oil related customers to total sales in 2001 and 2002, compared to previous years, was primarily due to the effect of the slowdown in the North American economies as well as to a significant increase in imports from Eastern Europe at dumping prices. These figures reflect the direct relationship the North American market maintains with the Mexican economy, which experienced a general slowdown in 2001 that adversely affected the industrial and construction sectors. A significant portion of Tamsa’s non-oil related sales are made in connection with significant projects to revamp Pemex’s oil refineries, including facilities in Cadereyta, Madero, Tula and Salamanca for which Tamsa signed supply contracts. In total, Tamsa shipped approximately 23,000 tons for Pemex refinery projects in 2000, 6,000 tons in 2001 and 1,650 tons in 2002.

     In the last several years, Tamsa continued to focus on improved delivery times and customer service. Tamsa intensified its marketing efforts to non-oil related customers, aimed at the development of new niches. In addition, Tamsa re-staffed the regional sales and services offices to support its distribution network and provide its customers with customized products and services. Tamsa believes that its sales to non-oil related customers were aided by special programs developed over the past few years to support its distribution network, the re-commencement of operations at its cold-drawn mill and the know-how provided by Dalmine in the mechanical pipe market. In order to take advantage of potential growth opportunities in the automotive sector, Tamsa has signed supply agreements with various auto-parts manufacturers. Despite lower sales of these products as a consequence of the slowdown in the U.S. economy, in 2001 Tamsa invested approximately USD1.2 million in a facility for the production of automotive components, which began operations in late 2001.

     Export Market

     The export market accounted for 71.4% of Tamsa’s total sales volume in 2002, compared to 72.8% in 2001. Tamsa exports to more than 60 countries worldwide. The following table shows the market distribution of Tamsa’s exports as a percentage of total export sales volume for the periods indicated.

	For the year ended December 31,

	2002	2001	2000

	(percentages)
North America	16	17	19
Latin America	11	30	34
Africa	19	10	12
Europe	11	9	6
Middle East	34	24	19
Far East and Oceania	9	10	10

     Tamsa’s export sales are highly sensitive to the price of oil and gas and the impact of fluctuations in those prices on the drilling activity of international oil and gas companies. During 2000 and 2001, demand for Tamsa’s products increased due to a recovery in oil prices during those years from the prices that prevailed in 1998 and 1999 and due to the consequent increase in major oil and gas companies’ spending budgets and drilling programs. Average rigs in operation worldwide rose to 2,231 in 2001 from 1,900 in 2000. Total exports for 2001 amounted to 533,471 tons, an increase of 16% compared to 2000. Total exports for 2002 amounted to 488,986 tons, a decrease of 8.3% compared to 2001. This decrease was principally due to lower international drilling activity in Latin America (mainly in Venezuela) Europe and Canada, partially offset by higher sales in the Middle East and Africa due to increased drilling activity in those regions. Average rigs in operation worldwide fell to approximately 1,800 in 2002.

     In Venezuela, Tamsa, through its consolidated subsidiary Tavsa, has a significant share of the market for OCTG products. Tamsa enjoys ongoing business relationships with PDVSA and a number of private-sector operators in the oil and gas sector. In 2001 and 2002, OPEC production quota cutbacks and adverse political and economic developments led to a substantial decline in exploration and production activity in the oil and gas sector. Additionally, PDVSA decided to implement a significant reduction in its inventories of seamless pipes. These factors led to a substantial decline in Tamsa’s sales of seamless pipes in 2002 compared to the previous year, and in January 2003 Tamsa’s sales of seamless pipes to PDVSA effectively came to a halt following politically motivated strike action involving the state-owned company. Sales have, however, subsequently resumed and are slowly increasing. Sales in the Venezuelan market are sensitive to the international price of oil and gas and its impact on the drilling activity of participants in the Venezuelan oil and gas sectors, as well as to general economic conditions in that country. Sales in Venezuela are also affected by government actions and policies and their consequences, including recent politically motivated strike actions at PDVSA, agreements to vary domestic production pursuant to quotas established by OPEC, measures relating to the taxation of oil and gas production activities and other matters affecting the investment climate. See Item 3.D. “Risk Factors—Risks Relating to Mexico and Venezuela.”

     Tamsa believes it has established a worldwide reputation for producing high-quality, value-added pipe products. Tamsa’s strategy in the export markets has been to apply the service-oriented philosophy it developed with Pemex to its international customers, providing them with a full range of value-added products and services, establishing comprehensive supply agreements and working closely with its international customers to develop tailor-made pipes to meet their unique drilling needs. In the last several years, Tamsa continued to increase its production of custom-made pipe products for domestic and international customers. New products introduced included premium joints developed specifically for major oil companies as well as new specialized line pipe for applications such as offshore and sour corrosion service.

     Trends in Oil and Gas Prices

     As discussed above, sales to oil and gas companies worldwide represent a high percentage of Tamsa’s total sales, and demand for seamless steel pipes from the global oil and gas industry is a significant factor affecting the general level of prices for our products. Downward pressures on oil and gas prices in the international markets usually result in lower demand for our seamless steel pipe products from our oil and gas customers and, in some circumstances, upward pressures can result in higher demand from these customers.

     Major oil and gas producing nations and companies frequently collaborate to control the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration is OPEC. Many of Tamsa’s important customers are state-owned companies in member countries of OPEC or otherwise cooperate with OPEC in controlling the supply and price of oil.

     In response to depressed oil prices in 1998, major oil-producing countries began to cooperate closely and intensely to raise prices. In March 1998, Mexico, Venezuela and Saudi Arabia, encouraged by proposals of other oil producers to strengthen world oil markets, announced that they would reduce the oil supply. A second reduction was agreed upon in June 1998. In March 1999, OPEC and several non-OPEC oil producers ratified an agreement to cut crude oil production by 2,104,000 barrels per day in the aggregate. Oil prices increased significantly as a result of these production cuts. Subsequently, oil-consuming nations began to pressure OPEC to raise production to ease the upward pressure on oil prices. In April 2000, OPEC (excluding Iran) announced an increase in production by 1,452,000 barrels per day. This was followed by additional increases of 708,000 barrels per day in June 2000, 800,000 barrels per day in September 2000 and 500,000 barrels per day in October 2000. In 2001, in response to weakening price pressures, OPEC (excluding Iran) announced a reduction in production of 1,500,000 barrels per day, effective February 1, 2001; of 1,000,000 barrels per day, effective April 1, 2001; of 1,000,000 barrels a day, effective September 1, 2001; and of 1,500,000 barrels a day, effective January 1, 2002. More recently, in response to supply tightness resulting from the threat of military action against Iraq and strike action in Venezuela, OPEC announced an increase of 1,300,000 barrels per day, effective January 1, 2003, an increase of 1,500,000 barrels per day, effective February 1, 2003 and a further increase of 900,000 barrels per day, effective June 1, 2003. Tamsa is unable to forecast the direction of international oil and gas prices in the future, and the consequent impact on investment programs and purchases, including pipe purchases, by our oil and gas customers.

     During the second half of November 2001, production at Tavsa decreased due to production cuts by OPEC members in order to stabilize oil prices. These cuts in production continued during 2002, which precipitated a slowdown in exploration and production activities in Venezuela and, consequently, a lower demand for pipe products by PDVSA. In April 2002, there was a strike of the managers at PDVSA and, in the beginning of December 2002, a broader strike at PDVSA that lasted through the first half of January and that reduced oil and gas production almost completely. Since the end of these strikes, oil production has subsequently resumed, and PDVSA is now undergoing an organizational restructuring. For discussion of the risks associated with these strikes and other events in Venezuela, see Item 3.D. “Risk Factors—Risks Related to Mexico and Venezuela.”

     Competition

     Domestic Market

     Tamsa is the only producer of seamless steel pipe in Mexico. Accordingly, competition in the Mexican market is limited to imported products manufactured by foreign companies.

     Competition in the Mexican market has been increasing in recent years, as the Mexican government has entered into free trade agreements that reduce trade barriers and gradually eliminate tariffs on steel imports from these countries, including seamless steel pipes. In December 1992, Mexico became party to NAFTA, which became effective in January 1994. Under NAFTA, duties on OCTG products have been reduced from 15% in 1993 to their current level of 0%, since the beginning of 2003. In 2000, Mexico signed a trade agreement with the EU, as a result of which EU seamless steel pipe imports have been subject to a 7% duty since 2002. This duty will be gradually eliminated by 2007.

     In addition to the NAFTA and EU agreements, the Mexican government has signed trade agreements with various countries such as Chile, Bolivia, Nicaragua, Costa Rica and Uruguay. Mexico also participates with Colombia and Venezuela in the Group of Three, or the G-3. Under the G-3 agreements, duties on seamless steel pipes are being eliminated by means of a reduction of 1.08% and 0.72% (depending on the product) per year over a ten-year period beginning in 1995. Furthermore, under the agreement, there is an acceleration clause allowing acceleration of the tariff reduction as deemed convenient upon acceptance by two of the parties. Beginning July 1, 2002, the import tariff for the G-3 was set at 2.1% and 1.4% depending on the product. Presently, Mexican products exported to Chile are not subject to any import tariff.

     On January 1, 1999, a new tariff of 18% became applicable to seamless steel pipe from other countries with which Mexico does not have trade agreements; this increased the previous tariff of 15%, which had been effective since 1989. The tariff was temporarily increased for some steel products (including seamless pipes) to 25% in September 2001 and again to 35% in March 2002, and remained at 35% until September 2002, at which point it was reduced to 25%. The tariff is scheduled to be reduced to 18% in September 2003.

     On October 5, 1993, Tamsa formally requested that the Mexican Secretaría de Economía, or SECON (formerly SECOFI) initiate an antidumping investigation into the importation of seamless steel commercial pipes from the United States. On October 11, 1995, SECON published a final determination, which continues to apply, imposing a tariff of 82.4% on specified seamless steel cold-drawn pipes from the United States. On May 22, 2001, SECON published in the Official Gazette a resolution revoking the antidumping duties against cold-drawn carbon steel pipes produced in the United States.

     On March 11, 1999, Tamsa formally requested that SECON initiate an antidumping investigation into the import of seamless steel line pipes from Japan. This investigation led to the imposition of preliminary dumping duties of 99.9% in November 1999, and to definitive duties in the same amount in November 2000, that continue to apply to these products.

     Tamsa competes in the Venezuelan market as a domestic producer (through Tavsa) and as a foreign supplier with imported products manufactured by non-Venezuelan companies.

     Venezuela applies tariffs ranging from 5% to 15% on steel imports, including seamless steel pipe products, from countries with which it does not have free trade agreements. In April 2002, the Venezuelan government increased its standard tariff from 20% to 30%, for a temporary period of four months. This tariff was subsequently extended on two occasions and is now scheduled to expire in October 2003. No tariff applies to steel imports from member countries of the Andean pact or from Chile, and imports from Mexico are subject to a reduced tariff. As a result of an antidumping investigation, Venezuela imposed antidumping duties of 87.0% on steel pipe imports from Japan in 1996. The preliminary determination was confirmed in June 2000 and continues to apply.

     Export Market

     Tamsa competes in the export market as a Tenaris company. The export market for seamless steel pipe products is highly competitive, with the primary competitive factors being price, quality and service. Seamless steel pipe products are produced in specialized mills using round steel billets and ingots, which are produced almost exclusively for seamless steel pipe applications. Steel companies that manufacture steel sheet and wire rods and bars and other steel products but do not operate specialized seamless steel mills are generally not competitors in the market for seamless steel pipe products, although they often produce welded steel pipes or sell steel sheets and plates used to produce welded steel pipe.

     The production of seamless steel pipe products that meet the stringent requirements of major oil and gas companies requires the development of specialized skills and significant investments in manufacturing facilities. By contrast, the seamless pipe products for standard applications can be produced in most seamless pipe mills worldwide and sometimes compete with welded pipe products for such applications. Welded pipe, however, is not generally considered a satisfactory substitute for seamless steel pipe in high-pressure or high-stress applications, which constitute a significant source of the Tenaris companies’ business.

     Tamsa and the other Tenaris companies’ principal competitors in the international seamless steel pipe market can be grouped by regions as described below.

•	Japan. Sumitomo Metal Industries Ltd. and Kawasaki Steel in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for the high quality of their products and for their supply of high-alloy grade pipe products. In April 2001, Nippon Steel Corporation, in connection with ongoing rationalization measures, withdrew from the export market for seamless steel pipe products and shut down its seamless steel pipe facility in Yawata, Japan. On September 27, 2002, Kawasaki Steel and NKK, Tenaris’s partner in NKKTubes, consummated a business combination through which they became subsidiaries of a newly-formed holding company, known as JFE Holdings, Inc. JFE continues to operate the former Kawasaki Steel seamless steel pipe business in competition with NKKTubes.

•	Western Europe. Vallourec & Mannesman Tubes, or V&M Tubes, a Franco-German venture, has mills in Brazil, France, Germany and the United States. V&M Tubes has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States and the Middle East. V&M Tubes is an important competitor in the international OCTG market, particularly for high-value premium joint products. In May 2002, V&M Tubes purchased the seamless tubes division of North Star Steel, a leading U.S. producer of OCTG for the domestic market. Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each has a significant presence in the European market for seamless steel pipes for industrial applications while the latter also has a presence in the international OCTG market with sales mostly directed to the United States and the Commonwealth of Independent States, or CIS.

•	United States. U.S. steel producers, including US Steel Corporation and North Star Steel, are largely focused on supplying the U.S. market. Some of them, however, periodically enter the international market in response to decreased domestic demand or perceived opportunities in the export markets. As mentioned above, in May 2002 V&M Tubes purchased the seamless tubes division of North Star Steel.

•	Eastern Europe, CIS and China. Producers from these regions compete in the “commodity” sector of the market and have been increasing their participation in the international market for standard products where quality and service are not the prime consideration.

     Tamsa’s competitive position in the export markets may be adversely affected by protective measures adopted by countries where seamless steel pipe consumers are located. For a description of protective measures applicable to Tamsa’s products in important export markets, see Item 4.A. “Information on the Company—Tamsa—Litigation.”

     Capital Expenditure Program

     At Tamsa’s Veracruz facility in Mexico, approximately USD144 million was invested in the capital expenditure program over the last three years with a focus on automation, production, benchmarking, mill compliance and increased capacity for value-added products. Tamsa completed improvements in the melt shop and in the continuous casting process, which involved the installation of a new vacuum degassing system, a new vibramold oscillator and touch-panel control systems that monitor each phase of the production process throughout the entire Veracruz facility. In addition, in the finishing areas, Tamsa completed improvements for wall thickness assurance and threading and finishing lines, and added a new hydraulic testing system and a new straightening machine. Tamsa also expanded and modernized the heat treatment facilities, raising capacity for heat-treated pipes by 20% from 375,000 tons per year to 450,000 tons per year, by adding new furnaces, a quenching head, a straightening machine, a finishing line and additional floor space to the heat treatment area.

     Tamsa completed the construction of a 12,000 square meter office complex and made investments in its auto components facility, which has an annual production capacity of five million parts. Tamsa continued to make investments in its environmental compliance program, including investments in a waste-monitoring system, as well as in an Enterprise Resource Program and the SAP/R3 in the administration, financing and purchasing departments.

     Capital expenditure projects planned for 2003 include enhancement of the cold-rolling mill and coupling production facilities at the Veracruz facility.

     Capital expenditures were Ps184,212 thousand in 2002, Ps851,186 thousand in 2001 and Ps452,099 thousand in 2000. Maintenance and repair costs associated with Tamsa’s facilities and equipment amounted to Ps248,740 thousand in 2002, Ps232,726 thousand in 2001 and Ps212,805 thousand in 2000. Tamsa has budgeted capital expenditures of Ps277,406 thousand for 2003.

     Investments in Other Companies

     Tamsa derives a portion of its profits and losses from its equity position in various companies. The following table shows the percentage share of each company’s capital stock held by Tamsa and the value of each investment at the dates indicated as well as the profit or loss generated by each investment for the periods indicated.

	At or for the year ended
	December 31,

	2002	2001	2000

	(thousands of constant December 31, 2002 Mexican pesos,
	except percentages)
Amazonia
Percentage of Total Capital Stock Held	14.1%	14.1%	14.1%
Equity Value of Investment	136,433 *	238,233 *	649,834
Loss Derived from Investment	(39,906) *	(305,692) *	(55,929)
Tavsa
Percentage of Total Capital Stock Held	70.0%	70.0%	70.0%
Equity Value of Investment	28,770	69,657	72,430
(Loss) Profit Derived from Investment	(95,728)	8,606	(41,594)
Sidtam Limited
Percentage of Total Capital Stock Held	49.0%	49.0%	49.0%
Equity Value of Investment	172,299	161,455	176,492
Profit Derived from Investment	—	—	—
Other Investments
Historical Cost of Investments	208,965	214,663	209,027
Profit (Loss) Derived from Investments	23,859	14,762	3,321

*	Includes the allowance to reduce the value of Tamsa’s investment in Amazonia and the subordinated convertible debentures. See note 11 to Tamsa’s audited consolidated financial statements.

     Amazonia. In January 1998, Amazonia purchased a 70.0% equity interest in Sidor from the Venezuelan government, which retained the remaining 30%. Tamsider held an initial 12.5% equity interest in Amazonia, which increased to 14.1% in March 2000 as a result of additional investments described below. As of December 31, 2002, Tamsider’s equity interest in Amazonia remained at 14.1%.

     In connection with the 2003 restructuring of Sidor and Amazonia’s debt discussed below, Tamsider is in the process of purchasing a 24.4% equity interest in Ylopa. After the consummation of the restructuring on June 20, 2003, Tamsider capitalized in Amazonia a convertible subordinated loan made to Amazonia in connection with the 2000 restructuring described below and, as a result, increased its participation in Amazonia to a 14.5% equity interest, and Ylopa held new debt instruments of Amazonia convertible, at Ylopa’s option at any time after June 20, 2005, into a 67.4% equity interest of Amazonia. In addition, the Venezuelan government’s ownership in Sidor increased to

40.3%, while Amazonia’s beneficial ownership in Sidor decreased to 59.7%. As part of the June 2003 restructuring, all the Amazonia shares, as well as all the shares of Sidor held by Amazonia, were placed in trust with Banesco Banco Universal, as trustee.

     Sidor, located in the city of Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than 3.5 million tons of liquid steel per year. Sidor shipped 2.9 million tons of steel in 2001, and 3.2 million tons in 2002.

     Sidor has experienced significant financial losses and other problems since the acquisition by Amazonia in January 1998, despite a significant reduction in Sidor’s workforce and management’s efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor’s management to improve technology and optimize production levels, in late 2001 Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, following a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. As of December 31, 2002, Sidor had approximately USD1.58 billion of indebtedness (secured in part by fixed assets valued at USD827 million as determined at the time Sidor’s loans were restructured in March 2000) and Amazonia had approximately USD313 million of indebtedness.

     2000 Restructuring. As a result of the adverse trends discussed above, in connection with the restructuring concluded in 2000 Tamsider made additional capital contributions to Amazonia, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions to Amazonia in the amount of USD36.1 million (of which USD18.1 million was an additional capital contribution and USD18.0 million took the form of a convertible subordinated loan to Amazonia). The value of Tamsider’s investments (as recorded in our audited consolidated financial statements) has decreased significantly since 1998, from Ps910,306 thousand as of December 31, 1998, to Ps422,140 thousand as of December 31, 1999, Ps649,834 thousand as of December 31, 2000, Ps238,233 thousand as of December 31, 2001 and Ps136,433 thousand as of December 31, 2002. Due to Sidor’s financial situation, as described above, at December 31, 2001, Tamsider recorded a valuation allowance in the amount of Ps154,688 thousand in order to reduce the value of its investment in Amazonia and the subordinated convertible debentures.

     Expiration of Performance Bond. The Sidor purchase agreement between Amazonia and the Venezuelan government required the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Sidor purchase agreement up to a maximum amount of USD150 million, for five years from the acquisition. In connection with this indemnity, the shareholders of Amazonia were required to maintain a performance bond (which Tamsa guaranteed directly in proportion to its interest in Amazonia) for five years, beginning in 1998, in the amount of USD150 million during the first three years, USD125 million in the fourth year and USD75 million in the fifth year. The guarantee expired in January 2003.

     2003 Restructuring. On June 20, 2003, Sidor, Amazonia and their creditors (including the Venezuelan government) consummated a restructuring of the Sidor and Amazonia debt. Under the terms of the restructuring:

•	Ylopa purchased all of Amazonia’s bank debt and a portion of Sidor’s bank debt for a total amount of USD133.5 million;

•	Sidor purchased a portion of its own bank debt for a total amount of USD37.9 million;

•	the remainder of Sidor’s bank debt was refinanced and the lenders agreed to the payment by Sidor of lower interest rates and a longer tenor;

•	Ylopa assigned to Amazonia all of the debt it purchased in exchange for debt instruments of Amazonia convertible into a 67.4% equity interest in Amazonia at Ylopa’s option;

•	the Venezuelan government capitalized half of the debt owed to it by Sidor and consequently increased its equity ownership interest in Sidor to 40.3%;

•	the remainder of the debt owed to the Venezuelan government was refinanced;

•	certain agreements entered to in connection with the 2000 restructuring were terminated and the Amazonia shareholders, including Tamsider, were released from:

•	the guarantees they had provided with respect to the principal and a portion of the interest payable under the loan made to Sidor by the Venezuelan government;

•	their obligations under a certain put agreement that previously required them to purchase up to USD25 million in loans payable by Amazonia to its private lenders, and

•	their obligations under a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress of Sidor, and

•	beginning in 2004, but in no event before the first USD11 million of Sidor’s excess cash (determined in accordance with the restructuring documents) has been applied to repay Sidor’s bank debt, 30% of Sidor’s distributable excess cash for each year (determined in accordance with the restructuring documents) will be applied to repay Sidor’s restructured debt, and any remaining distributable excess cash for such year will be paid as follows:

•	59.7% to Ylopa (until 2012 or such earlier year in which Ylopa has received an aggregate amount of USD324 million) or Amazonia (after expiration of Ylopa’s right to receive Sidor’s remaining distributable excess cash), as the case may be, and

•	40.3% to the Venezuelan government.

     Tamsa, through Tamsider, participated in the 2003 restructuring by making an aggregate cash contribution (mainly in the form of subordinated convertible debt) of USD32.9 million to Ylopa and by capitalizing in Amazonia convertible debt previously held by Tamsa in the amount of USD18.0 million plus accrued interest. Tenaris’s indirect participation in Amazonia increased from 14.1% to 14.5% and may further increase up to 21.2% if and when all of its subordinated convertible debt is converted into equity.

     Following completion of the restructuring between Sidor, Amazonia and their creditors (including the Venezuelan government), Sidor had approximately USD791.0 million of indebtedness outstanding and Amazonia had no financial indebtedness outstanding. Sidor’s financial indebtedness was made up of three tranches, one of USD350.5 million to be repaid over 8 years with one year of grace, one of USD26.3 million to be repaid over 12 years with one year of grace and the remaining tranche of USD368.6 million, to be repaid over 15 years with one year of grace. In addition, Sidor’s commercial indebtedness with certain Venezuelan government-owned suppliers amounted to USD45.4 million, to be repaid over the next five years.

     After consummation of the 2003 restructuring, Tamsider continues to bear the risk of further losses in the equity value of its investment in Amazonia as well as losses in the equity value of its investment in Ylopa, but none of Tamsa, Tamsider or Ylopa guarantees the restructured indebtedness of Sidor. The restructuring agreements contemplate, however, certain continuing obligations and restrictions, including:

•	pledges to the Sidor financial lenders of Sidor and Amazonia shares, which will remain in effect for two years from the date of the restructuring so long as no event of default has occurred and is continuing under Sidor’s refinanced loan agreements;

•	pledges to the Sidor financial lenders of any future debt of Amazonia, which will remain in effect until such time as the pledges of the Amazonia and Sidor shares referred to above are released;

•	negative pledges not to create, incur or suffer to exist a lien (other than certain permitted liens) over any of the equity or debt of Amazonia held by, or owed to, the Amazonia shareholders; and

•	restrictions on the ability to institute or join a proceeding seeking the liquidation, bankruptcy or reorganization of Amazonia or Sidor.

     Tavsa. On October 9, 1998, Tamsa and the Venezuelan government entered into a joint venture agreement (convenio de asociación estratégica), pursuant to which Tamsa acquired 70% of Tavsa, a company formed to run the seamless pipe business formerly part of Sidor, for an initial equity contribution of USD11.7 million. On June 29, 2000, Tamsa made an additional cash contribution of USD4.4 million.

     The facilities of Tavsa are physically located within the Sidor compound and its operations depend, to a significant extent, on services provided by Sidor. Tamsa believes that Tavsa’s proximity and access to low-cost materials and energy, in the form of iron ore, electricity and natural gas, provide an opportunity for it to become a low-cost producer of seamless steel pipes. In addition, Tamsa believes that the Tenaris companies’ combined marketing, manufacturing and distribution experience can be favorably applied to Tavsa’s operations. The acquisition of Tavsa was central to Tamsa’s growth strategy as it enabled Tamsa to become a local supplier in Venezuela, Tamsa’s largest export market and the biggest market for OCTG in Latin America. However, any negative development in Sidor’s operations or a change of control at Sidor could adversely affect Tavsa’s access to raw materials and, consequently, negatively impact Tavsa’s operations and financial results.

     The current facilities of Tavsa include a pilger mill and finishing line. The Tavsa joint venture agreement provides for the acquisition and installation of a new multi-stand pipe mill, or MPM. The agreement between Tamsa and the Venezuelan government contemplates a two-stage modernization and expansion plan for Tavsa:

•	The first phase included modernization of current installations, which increased total capacity from 40,000 tons per year to 65,000 tons per year as well as improved product quality. In October 2000, the first phase was completed.

•	The second phase included the expansion, subject to the achievement of certain conditions contained in the economic and financial feasibility studies for the project and the installation and startup of the MPM and heat treatment and finishing lines. At a shareholders’ meeting held on April 11, 2001, the joint venture partners expressed their view that, due to economic and market conditions, the second phase did not appear to be feasible, and granted authority to senior management to cancel the expansion. Tavsa and the Venezuelan government currently have no plans to go forward with the second-phase expansion.

     In order to bolster Tamsa’s position in a market where a major state-owned oil company and a large number of private operators co-exist, Tavsa is emphasizing an expansion of the range and quality of its products and broadening the range of services offered. For this purpose Tavsa invested over USD1.8 million in 2002, USD5.2 million in 2001 and USD8.4 million in 2000. During 2001, production at the Tavsa facility reached more than 41,000 tons of seamless steel pipe. In 2002, Tavsa completed its planned investments in its new finishing line. This has allowed Tavsa to produce more value-added products, and so diversify its customer base. During 2002, production at the Tavsa facility declined to approximately 20,000 tons of seamless steel pipe, as a result of economic and political events in Venezuela. See Item 3.D. “Risk Factors—Risks Relating to Mexico and Venezuela.”

     Sidtam Limited. In November 1997, Tamsa indirectly acquired a 49% interest in Sidtam Limited, a company controlled by Siderca’s subsidiary, Siderca International ApS (formerly Siderca Denmark ApS). The purpose of Tamsa’s investment in Sidtam is to participate in different types of investment projects including, among others, the purchase of shares of Tamsa’s common stock.

     Sale of CFF. In October 2000, Tamsa sold its equity interest in CFF de México, S.A. de C.V. On June 4, 1996, Tamsa invested USD1.8 million in CFF Inmobiliaria S.A. de C.V., or CFF, representing a 30% interest in CFF’s capital stock. Tamsa originally intended for this investment and related supply agreements with CFF to provide a reliable long-term supply of a portion of Tamsa’s requirements for low-cost shredded scrap. However, CFF has been unable to supply scrap on a reasonably low-cost basis. Tamsa instituted arbitration proceedings to enforce its rights under the supply agreements. As a result of this proceeding Tamsa obtained a total payment of USD750 thousand, which includes reimbursement of its investment and legal fees.

     Complejo Siderúrgico de Guayana C.A., or Comsigua. During 1995, Tamsa entered into a shareholders’ agreement to acquire a 6.9% equity interest in Comsigua, a joint venture project with several international companies led by Kobe Steel Ltd., to design, construct and operate an industrial plant in Venezuela for the processing of iron oxides into hot briquetted iron, or HBI. The Comsigua shareholders’ agreement was subsequently amended on May 24, 1996, October 10, 1996, March 27, 1998 and February 11, 1999. The plant has reached a rated design capacity of one million tons per year and cost approximately USD282.5 million. The project has been financed with USD115 million in equity, USD156 million in long-term loans provided by commercial banks with the participation of the International Finance Corporation, or IFC, and the remainder through subordinated loans by the sponsors. The plant became operational in August 1998.

     Tamsa’s participation in Comsigua’s equity involves a total disbursement of USD8.0 million. Until the project’s “financial completion” (as that term is defined in the Comsigua shareholders’ agreement), the sponsors have agreed to pay the costs of overruns or related financing shortfalls associated with the construction and operation of Comsigua and to guarantee repayment of the long-term loans referenced above in a manner proportional to their participation in the project. In February and May 2002 and in January 2003, Tamsa was required to pay, and accordingly paid, an aggregate of USD1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Pursuant to the guarantees made by the sponsors in connection with the financing of the Comsigua project, Tamsa has pledged its shares of Comsigua. The Comsigua lenders may foreclose on such shares if an event of default occurs.

     Comsigua’s financial condition has been adversely affected by the consistently weak international market conditions for HBI since Comsigua’s start-up in 1998 and, unless market conditions improve substantially, Tamsa may be required to make additional proportional payments in respect of its participation in the Comsigua joint venture.

     In addition to the original equity investments, on December 31, 2001 Comsigua’s shareholders contributed USD128.4 million through subordinated loans, of which 66% was provided by the offtakers through the purchase of HBI above market prices set forth in the offtake contracts. Tamsa’s contribution through this mechanism has been approximately USD12.6 million. See “—Raw Materials and Energy.”

     Tamsa and the other offtakers are exploring different schemes to share the responsibilities proportionally among all the sponsors in accordance with their participation in Comsigua. Nevertheless, it is not possible to predict the outcome of this matter.

     Tamdel LLC. Tamdel LLC was created on February 9, 2001, and has since received all investments previously held by Tamsider, with the exception of the investment in Amazonia.

     Riga. On June 20, 2001, Tamsa purchased 100% of the outstanding common stock of Riga for USD6.5 million. Riga is engaged in the manufacture of fittings with a total annual capacity of 15,000 tons. Its manufacturing plant has received the ISO 9002 certification. This acquisition is consistent with Tamsa’s strategy of offering a wide range of higher value-added products.

     Raw Materials and Energy

     Tamsa produces steel ingots and bars from a mix of direct reduced iron, or DRI, pig iron, ferrous scrap and ferroalloys and uses the steel ingots and bars to produce seamless steel pipe. Tamsa obtains its requirements for ferrous scrap, pig iron, and ferroalloys in both the domestic and international markets pursuant to short-term supply arrangements. In addition, as discussed below, Comsigua has since its inception in 1998 met Tamsa’s requirements for HBI. As discussed above, Comsigua is a joint venture project in Venezuela to which Tamsa is a party.

     Tamsa obtains its supply of DRI and pig iron mainly from foreign suppliers. During 2000, 2001 and 2002, the percentage of DRI and pig iron used in the steel shop represented 22%, 21% and 22%, respectively, by weight, of the total metal requirements, and the percentage of HBI was 15% in 2000, 17% in 2001 and 18% in 2002. Tamsa obtained the rest of its metal requirements for 2000, 2001 and 2002 from the following principal sources (in percentage of total metal required):

•	26%, 27% and 28%, respectively, from domestic market scrap mainly in southeast Mexico and internal recycling, approximately 3% in 2000, 11% in 2001 and 13% in 2002 of which was provided by Tamsa’s own “scrap collection yard” located at Coatzacoalcos, Veracruz, which started operations in June 1998; and

•	36% for each of 2000 and 2001 and 31% for 2002, from imported scrap mainly from the east coast of the United States, Europe, Russia and Ukraine and the remaining portion from local market sources.

Reflecting the effects of a worldwide steel crisis in 2001, the average cost of Tamsa’s metallic raw materials experienced a 14% decrease in 2001, followed by a gradual recovery that generated a 9% increase in raw material costs for 2002.

     Tamsa’s purchases of raw materials are made pursuant to primarily short-term supply arrangements. However, to secure a long-term supply of DRI in hot briquetted form, or HBI, Tamsa entered into an off-take contract with Comsigua to purchase on a take-and-pay basis 75,000 tons of HBI annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price. The agreements among the joint venture parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the arrangements entered into with Comsigua’s other shareholders, as described hereunder, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tamsa has paid higher-than-market prices for its HBI and has accumulated a credit that, at December 31, 2002, amounted to approximately USD12.6 million. This credit, however, is offset by a provision for an equal amount recorded as a result of Comsigua’s weak financial condition.

     In connection with Tamsa’s original 6.9% equity interest in the joint venture company, Tamsa paid USD8.0 million and agreed to cover its proportional share (7.5%) of Comsigua’s cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee in support of the USD156 million (USD88.5 million outstanding as of December 31, 2002) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February and May 2002 and in January 2003, Tamsa was required to pay, and accordingly paid, an aggregate of USD1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua’s financial condition has been adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 and, unless market conditions improve substantially, Tamsa may be required to make additional proportional payments in respect of its participation in the Comsigua joint venture and continue to pay higher-than-market prices for its HBI pursuant to its off-take contract.

     In addition, on May 24, 1996, Tamsa signed a twenty-year HBI repurchase off-take contract with Kobe Steel Ltd. giving Tamsa an option to purchase at market price up to 40,000 tons per year of the HBI which Kobe Steel Ltd. has committed to purchase from Comsigua and a letter of intent dated May 18, 1998 whereby Kobe Steel Ltd. undertakes to secure for Tamsa, directly or indirectly, an additional 40,000 tons of HBI on the same economic and delivery conditions as the HBI repurchase off-take contract, giving Tamsa the option to purchase a total of up to 80,000 tons. Tamsa’s rights and obligations under the HBI repurchase off-take contract were subsequently assigned to Marubeni Corporation and concurrently Marubeni and Tamsa entered into an HBI Basic Sales Contract for a total of 80,000 tons, 40,000 of which are derived from of the assigned HBI repurchase off-take contract and 40,000 from the letter of intent (with Marubeni acting as the indirect supplier). In 2002, Comsigua supplied 46% and Marubeni supplied 54% of Tamsa’s total purchases of HBI.

     Tamsa consumes large quantities of electric power, particularly in operating the electric furnaces used to produce steel. This electric power is furnished by the Mexican government-owned Federal Electric Power

Commission (Comisión Federal de Electricidad). Tamsa’s cost of electric power in Mexico increased by approximately 4% in 2001 and 1.4% in 2002. This increase is primarily due to higher electric power rates resulting from higher fuel prices and the appreciation of the Mexican peso.

     In addition, Tamsa purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipemaking process. Natural gas costs increased approximately 21% in 2001, and due to the hedging strategy described below, natural gas costs decreased 19% in 2002. Tamsa estimates that approximately 17% and 16% of its production costs in 2001 and 2002, respectively, were spent on electricity, oxygen and natural gas. Tamsa obtains all of its water requirements from wells at the plant sites.

     On February 22, 2001, Tamsa signed a three-year agreement with Pemex for the supply of 296,600 million British Thermal Units, or BTUs, of natural gas on a monthly basis from January 1, 2001, to December 31, 2003, at a fixed price of USD4.00 per million BTUs. In order to cover a decrease in natural gas prices, on March 2, 2001, Tamsa entered into a forward contract with Enron North America Corp., or Enron, with the option to sell up to 200,000 million BTUs per month of natural gas at a minimum base price of USD4.05 per million BTUs from March 2002, through December 2003. As a result of Enron’s bankruptcy in late 2001, no reasonable prospect existed of exercising Tamsa’s option under this contract and, consequently, the premium paid to Enron of USD2.3 million for this put option was written off during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into two option contracts with Citibank, N.A., New York, or Citibank, and JPMorgan Chase Bank, or JPMorgan Chase in March 2002 and April 2002. The two option contracts consist in to swap the fixed price from US$4.00 per million BTUs established in the contract to the market price, to sell 160,000 million BTUs of natural gas monthly for each contract, at a strike price of US$4.00 per million BTUs when market prices of natural gas are not lower than US$2.00 and not higher than US$4.0 per million BTUs, for the period from May 1, 2002 to February 28, 2003; likewise, for the period from March 1, to December 31, 2003, the strike price is US$4.00 per million BTUs when market prices of natural gas are not lower than US$2.25 and not higher than US$4.00 per million BTUs. Likewise, the Company is obligated to sell natural gas at US$4.00 when market prices are higher than US$4.00 for the period from May 1, 2002 to December 31, 2003. Additionally, the Company is obligated to buy 320,000 million BTUs of natural gas monthly at a base price of US$2.765 per million BTUs, for the period from January 1, 2004 to December 31, 2005.

     Employees

     At December 31, 2002, Tamsa and its consolidated subsidiaries had 2,664 employees, including temporary workers, of whom approximately 1,650 were production, quality assurance and maintenance personnel. Approximately 1,280 employees are represented by a local affiliate of the Mexican Confederation of Workers, or MCW, the principal labor union in Mexico, with which Tamsa has had collective bargaining agreements since 1953.

     Wages and benefits for unionized employees are fixed by contracts covering a one-year period beginning May 1 of each year. Negotiations with the MCW in 2001, 2002 and 2003 resulted in wage increases of 10%, 6% and 4.8%, respectively. On December 31, 2002, Tamsa determined a statutory profit sharing liability of Ps138,583 thousand for fiscal year 2002 that was paid in May 2003.

     Tamsa believes that it enjoys satisfactory relations with its employees and the MCW in Mexico. Our ability to adapt to changing market conditions in 1998 and 1999 was made possible by the implementation of temporary shutdowns, which allowed for the adjustment of production levels to market demand while maintaining efficiency and operating margins. The technical suspensions, which are contemplated by Mexican labor law, were endorsed by the MCW.

     Product Quality Standards

     Tamsa’s seamless steel pipes are manufactured in accordance with the specifications of the American Petroleum Institute and the American Society for Testing and Materials. The products must also satisfy the proprietary standards of Tamsa as well as the requirements of customers. Tamsa maintains an extensive quality control program to ensure that its products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by its competitors. In May 1994, Tamsa received ISO 9001 certification from Lloyd’s Register Quality Assurance Limited, a requirement for selling to the major oil companies, which have rigorous quality standards. In October 1994, Tamsa was one of the first companies to obtain the newest version of the ISO 9001 certification. The ISO 9001 quality management system assures that the product complies with customer requirements from the acquisition of raw material to the delivery of the final product. ISO 9001 is designed to ensure the reliability of both the product and the processes associated with the manufacturing operation. In 2000, this certification was renewed for an additional three-year period ending in May 2003. Moreover, on October 30, 1996, Tamsa’s cold-drawn mill received the ISO 9001 certification from Lloyd’s Register Quality Assurance Limited. In 1998, this mill received the ISO 9002/QS 9000 certification for mechanical and automotive industry related pipes that was renewed in 1999. In March 2003 Tamsa was audited by the same certification company in accordance with the new requirements of ISO 9001:2000 version with the result that our cold-drawn mill will be certified in accordance with this new ISO standard.

     Tamsa continues to train personnel and use advanced equipment in its ongoing effort to improve quality. It has also introduced statistical controls at various stages of the production process. In addition to Tamsa’s own inspection systems, a representative of the buyer often verifies the quality of the finished products at Tamsa’s facilities before shipment. Accordingly, claims other than those for damage incurred during shipping are rare. Rejection rates upon customer inspection at no time exceeded 0.13% during 2001 or 0.11% during 2002.

     Tamsa continues to invest in new technology to improve process control and products quality, and at the same time important activity is performed in product development and research to improve performance of existing products and to develop tailor made products for specific customer needs. Tamsa’s facility is a leading mill where are manufactured products with very stringent requirements for deep and ultra deep water applications mainly for the Gulf of México - USA.

     Research and Development

     Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of their customers is an important aspect of the Tenaris companies’ business. Tamsa’s R&D activities are coordinated through the Tenaris companies by Siderca, which coordinates and allocates R&D activities among the Tenaris companies.

     The Tenaris companies allocate R&D activities among themselves in order to achieve greater efficiencies and better access to each member’s particular strengths. Tamsa is responsible for the development of line pipe products, while Siderca retains responsibility for the development of OCTG products and Dalmine for the development of mechanical pipe products. The costs of R&D are allocated among the three companies in accordance with the cost contribution agreement among them. See Item 4.B. “Information on the Company—Tenaris—Arrangements Underlying Tenaris.”

     R&D activities are carried out primarily at Tamsa’s plant in Veracruz, at research facilities located in Campana, operated by the Fundación para el Desarrollo Tecnológico and at the research facilities of the Centro Sviluppo Materiali S.p.A. in Rome.

     Product development and research currently being undertaken by the Tenaris companies includes development of:

•	proprietary premium joint products;

•	high collapse deep water line pipe;

•	high strength mechanical tubing; and

•	internal metallic coating of tubing by plasma powder welding.

     In addition to R&D aimed at new products, the Tenaris companies continuously study opportunities to optimize their manufacturing processes. Recent projects in this area include ongoing studies for the addition of electromagnetic stirring to continuous casting with the goal of improving product quality and range.

     Tamsa spent Ps57,376 thousand for R&D in 2002, compared to Ps17,782 thousand in 2001 and Ps23,778 thousand in 2000.

     Environmental

     Tamsa is subject to a wide range of city, state and federal laws, regulations, permits and decrees in Mexico concerning, among other things, human health, discharges to the air and water and the handling and disposal of solid and hazardous wastes. Compliance with environmental laws and regulations is a significant factor in Tamsa’s business.

     Tamsa has not been fined for any environmental violation in the last five years, and is not aware of any current material legal or administrative proceedings pending against it with respect to environmental matters which could have an adverse material impact on its financial condition or results of operations. Tamsa has not been required or requested, nor is it aware of any obligation, to conduct remedial activities at any of its sites or facilities.

     In 1991, Tamsa initiated a series of studies regarding the effects of its industrial operations on the environment. In early 1992, Tamsa began projects to implement the recommendations of these studies and to maintain compliance with the latest laws and regulations of the Secretaría de Medio Ambiente y Recursos Naturales, the Mexican environmental regulatory agency more commonly known as the SEMARNAT (formerly Secretaría del Medio Ambiente, Recursos Naturales y Pesca, or SEMARNAP), regarding air, water and soil pollution control. In 1994, Tamsa requested a voluntary review of its facilities by the SEMARNAT. In 1995, Tamsa entered into an agreement with the SEMARNAT pursuant to which it agreed to conduct periodic internal audits and undertake a number of environmental improvements. The review concluded that Tamsa was in compliance with all but two defined environmental targets. Tamsa, in cooperation with the SEMARNAT, is working towards meeting the two outstanding targets, which relate to levels of dust generated by Tamsa’s manufacturing activities in Veracruz and soil conditions at Tamsa’s waste management site in Villa Rica. In an effort to meet environmental targets regarding dust levels, under a proposal approved by the SEMARNAT, Tamsa completed construction of a dust storage facility in December 2001. The facility is currently operational. Tamsa is currently working with the SEMARNAT in order to define the activities permissible at the site in Villa Rica.

     Tamsa’s consolidated subsidiary, Tavsa, has manufacturing operations in Venezuela that are subject to Venezuelan environmental regulations. Tamsa is not aware of any current material legal or administrative proceedings pending against Tamsa or Tamsa’s subsidiary with respect to environmental matters which could have an adverse material impact on Tamsa’s financial condition or results of operations.

     Insurance

     Tamsa carries property, accident, fire, third party liability, product liability and other insurance (such as vehicle insurance) in amounts that are customary in the steel products industry. In certain cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay Tamsa the insured amount. Tamsa does not carry loss-of-profit or business interruption insurance.

     Litigation

     OCTG Antidumping Proceedings

     On June 20, 1995, the U.S. Commerce Department issued a final determination that producers of OCTG products in seven countries, including Tamsa, had engaged in “dumping” in the United States. The “antidumping” proceeding was filed in June 1994 by eight U.S. steel manufacturers against producers of OCTG products in Argentina, Austria, Italy, Japan, Korea, Mexico and Spain. Under the antidumping determination, importers of OCTG into the United States from Mexico and four other countries were required to post cash deposits at the anti-dumping margins established by the Commerce Department. In the case of Mexico, a margin of 23.8% was established.

     On July 26, 1995, Tamsa requested a NAFTA Panel review of the antidumping margins, and the Panel issued its decision on July 31, 1996. While the Panel agreed with Tamsa that the Commerce Department made certain errors that artificially inflated the dumping margin, the Panel upheld other aspects of the decision. As a result, imports of Tamsa’s OCTG continued to be subject to antidumping duty deposits but at a new margin of 21.7%.

     In August 1997, Tamsa requested that the U.S. Department of Commerce conduct an administrative review of the antidumping margin applicable to its OCTG exports to the United States. The final resolution of that review resulted in a determination of no dumping, published March 11, 1999, applicable to Tamsa OCTG exports entering the United States from July 31, 1996 to August 1, 1997. This determination became applicable as the new deposit requirement for Tamsa’s exports to the United States beginning August 1, 1997.

     In August 1998, Tamsa entered the process of a second formal administrative review of the case for the period August 1, 1997 to July 31, 1998. The final resolution of this second review resulted in a finding of no dumping which was published on January 5, 2000.

     In August 1999, Tamsa entered into a third formal administrative review of the case for the period from August 1, 1998 to July 31, 1999. The final resolution of this third review resulted in a zero tariff and was published on March 21, 2001. This was the third consecutive review that resulted in a finding of no dumping. However, the U.S. Department of Commerce in the same review rejected Tamsa’s request that the U.S. government revoke the antidumping order.

     In July 2000, the U.S. government initiated a “sunset review” to determine whether the antidumping measures applied against Tamsa’s OCTG should be revoked, or whether they should continue for an additional five years. After decisions by two government agencies, the U.S. Department of Commerce on July 25, 2001 issued a final decision to continue the antidumping measures against Tamsa’s exports of OCTG casing and tubing, but to revoke the antidumping measure applicable to Tamsa’s OCTG drill pipe.

     Tamsa has several pending appeals challenging the U.S. government’s decision to continue the antidumping measures on Tamsa’s OCTG. Nonetheless, the effect of the imposition of the antidumping duties described above is essentially to close the U.S. market for Tamsa’s OCTG products.

     Line Pipe Antidumping Proceedings

     On June 20, 2000, the U.S. Department of Commerce announced that its final analysis of Tamsa’s sales of the large diameter standard, line, and pressure (SL&P) pipe to the United States revealed a dumping margin of 19.6%. Subsequently, on July 13, 2000, the United States International Trade Commission, or ITC, announced its final decision that Tamsa’s U.S. sales of this product to the United States are causing material injury to the U.S. industry. The ITC decision cleared the way for the U.S. Department of Commerce to issue its final antidumping order in August 2000, which imposed an antidumping duty cash deposit requirement of 15.1%, a level reflecting the correction of calculation errors of the original U.S. Department of Commerce decision previously mentioned. The cash deposit requirement affects principally Tamsa’s large diameter line and pressure pipe (greater than 4 1/2 inches up to and including 16 inches in outside diameter) entering the United States, except for line pipe used in deep water applications (water depth of 1,500 feet or more) and rated for specified yield strength of not less than 60,000 PSI, which is excluded from the antidumping order.

     During the first quarter of 1999, Tamsa’s shipments of large diameter seamless SL&P pipe to the U.S. accounted for an estimated 1.3% of the total U.S. market for these products and represented 1.6% of Tamsa’s total pipe sales during that period. In spite of petitioners’ claims that the U.S. market is being flooded with dumped imports of seamless steel pipe, Tamsa’s shipments to the U.S. market of the pipes referenced in the petition have declined continuously since the last quarter of 1998.

     As a result of the imposition of the antidumping margins described above, Tamsa has essentially stopped exporting the covered SL&P pipe to the United States, except for those products excluded from the order.

     In June 2001, the United States initiated a proceeding known as a 201 Investigation, to impose measures that would safeguard the U.S. steel industry from increasing imports of several different steel products. Seamless tubular products of the type produced by Tamsa were determined not to be causing or threatening serious injury to the U.S. industry, and therefore were excluded from the relief ultimately granted to the U.S. industry. All steel products from Canada and Mexico were excluded for the additional reason that the special requirements of the NAFTA Agreement had not been satisfied in the case.

     In April 2002, the Canadian government initiated a similar safeguard investigation against certain steel products, including certain seamless pipe. The Canadian government subsequently excluded from the proceeding all Mexican imports under the special NAFTA provisions.

     On May 20, 2002, the government of the People’s Republic of China initiated a similar safeguard investigation against certain steel products imports including OCTG and line pipe used for oil and gas pipelines. Provisional measures were imposed for six months. On November 20, 2002, this investigation was concluded and seamless pipes were excluded from the safeguard measures.

     On July 19, 2002, Tamsa (through SECON) requested the initiation of an antidumping investigation and the application of antidumping duties on imports from Russia and Romania of line pipe with a diameter smaller than 18 inches. The Mexican government initiated the investigation on October 18, 2002. Tamsa expects that a preliminary determination will be made in the next several months.

     Other Legal Proceedings

     Tamsa is also involved in certain legal proceedings incidental to the normal conduct of its business, for which it has made provisions in accordance with its corporate policy and the rules of the Mexican Stock Exchange as approved by the securities regulatory authority in Mexico. Tamsa believes such provisions are adequate. Tamsa does not believe that liabilities relating to such proceedings are likely to be, individually or in the aggregate, material to its audited consolidated financial position.

B. Tenaris

     General

     Tenaris began with the formation of Siderca by San Faustín’s predecessor in Argentina in 1948. Siat S.A.I.C., or Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. Tenaris grew organically in Argentina and then, in the early 1990s, began to evolve beyond its initial base in Argentina into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in:

•	Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998);

•	Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products and source of advanced seamless steel pipe manufacturing technology (August 2000); and

•	AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000).

     In addition, Tenaris, through Tenaris Global Services, has developed a global network of pipe distribution and service facilities with a direct presence in most major oil and gas markets.

     In December 2002, Tenaris became a publicly listed company after completing an exchange offer for the outstanding shares and ADSs of its three main operating subsidiaries, Tamsa, Siderca and Dalmine, as described in Item 4. “Information on the Company—Tamsa—Introduction.”

     Below is a simplified diagram of Tenaris’s corporate structure, as of May 30, 2003:

(1)	The remainder of Confab is owned by the public. As of May 30, 2003, Siderca held 99.22% of Confab’s voting stock.

(2)	As of May 30, 2003, the remainder of NKKTubes was beneficially owned by JFE Holdings Inc.

(3)	As of May 30, 2003, the remainder of Tavsa was owned by the Republic of Venezuela through the Corporación Venezolana de Guayana.

     Tenaris’s Business Strategy

     Tenaris provides tubular products and associated services to its customers around the world through global business units serving specific market segments and local business units serving the local markets where it has production facilities. These global business units include:

•	Tenaris Oilfield Services, responding to the tubular needs of oil and gas companies in their drilling activities;

•	Tenaris Pipeline Services, responding to the tubular needs of oil and gas and other energy companies in their activities of transporting fluids and gases;

•	Tenaris Process and Power Plant Services, responding to the tubular needs of refineries, petrochemical companies and energy generating plants for construction and maintenance purposes; and

•	Tenaris Industrial and Automotive Services, responding to the tubular needs of automobile and other industrial manufacturers.

     Tenaris’s business strategy is to continue expanding its operations internationally and further consolidate its position as a leading supplier of high-quality tubular products and services worldwide to the oil and gas, energy and mechanical industries by:

•	completing the integration of the operations of its subsidiaries to provide customers a complete range of products worldwide and to maximize operational flexibility and synergies;

•	developing a comprehensive range of value-added services designed to enable customers to reduce working capital and inventory requirements while integrating Tenaris’s production activities with the customer supply chain; and

•	continuing to pursue strategic acquisition opportunities.

     Completing the integration of the operations of its subsidiaries. Tenaris has taken and continues to take steps to integrate the operations of its subsidiaries in order to reinforce its strong position in the international seamless steel pipe market and its leading presence in the domestic markets of such subsidiaries, including:

•	the reorganization of the commercial activities of its subsidiaries under global and local customer-focused business units;

•	the common use of the Tenaris brand, launched in May 2001, with which Tenaris is positioning itself as an integrated supplier of high-value products and industry-leading services;

•	the sharing of operational technology and coordination of Tenaris’s research and development activities; and

•	the reorganization of Tenaris’s procurement, information technology, or IT, and premium joint licensing activities.

     Tenaris’s strategy is based on the idea that, by aligning the interests of all shareholders through its exchange offer for Tamsa, Siderca and Dalmine, which closed in December 2002, Tenaris can pursue further integration of its operations and thereby expects to continue to increase flexibility and synergies across six seamless and two welded pipe mills and their common commercial network organized under Tenaris Global Services.

     Developing value-added services. Tenaris continues to develop its capabilities to supply value-added services to its customers worldwide, in order to enable its customers to reduce costs and concentrate on their core businesses, and in order to enable Tenaris to differentiate itself from its competition, further strengthen Tenaris’s relationship with its customers worldwide through long-term agreements and to capture more of the value in its supply chain. These value-added services include:

•	working with its customers to anticipate their needs and develop customized products for particular applications;

•	providing comprehensive pipe management services, including JIT delivery and stocking programs; and

•	developing integrated supply chain management services through alliances with specialist service providers and extensive use of information technology.

     Pursuing strategic acquisition opportunities. Tenaris has grown in the past through strategic acquisitions. Future selective strategic acquisitions may provide Tenaris with a means to expand its operations, enhance its global competitive position and capitalize on potential operational synergies.

     Joint Policy Regarding Allocation of Sales Orders

     The Tenaris companies have agreed to adopt a uniform, voluntary policy governing the allocation of sales orders among themselves. The purpose of this policy is to facilitate the most efficient and profitable allocation of sales orders among themselves by taking advantage of each company’s manufacturing and distribution capabilities, while at the same time ensuring equitable treatment of the three companies. The principal features of this policy are as follows:

•	sales orders involving products or product specifications that are manufactured by only one of the three companies will be allocated to that company;

•	sales orders for delivery within one of the companies’ respective local markets will be allocated to that company if it manufactures the products requested by the customer. Tamsa’s local market consists of Mexico, Siderca’s local market consists of Argentina and Dalmine’s local market consists of the member countries of the EU plus Switzerland and Norway (except sales of OCTG and line pipe products destined for the North Sea area); and

•	sales orders for delivery outside the three companies’ local markets involving products that are manufactured by more than one of them will be allocated based on the recommendation of a central mill load coordinator, who is appointed by mutual agreement among the three companies. This recommendation will be based on several considerations, including the customer’s desired delivery schedule and logistical and service needs, the optimal utilization of each company’s manufacturing facilities and the maximization of profits for the three companies. Each company will have the right to reject a sales order allocated to it and to appeal the allocation of that sales order to another company.

     To ensure transparency under this uniform policy, all requests for quotation received by any of the three companies or by Tenaris Global Services relating to their products are entered by the relevant business unit into a centralized internal bidding system, which can be accessed by each of them. The business unit offers the customer a single quotation without identifying the company to whom the sales order will be allocated (unless the customer requires otherwise). At the same time, each of the three companies has agreed to use commercially reasonable efforts to satisfy the requirements imposed on suppliers by their customers, thereby qualifying themselves to make sales to those customers on an equal basis.

     Arrangements Underlying Tenaris

     In order to implement specific actions, the Tenaris companies have entered into various agreements and arrangements among themselves and other companies of Tenaris Global Services.

     Marketing Agreements

     Each of Tamsa, Siderca and Dalmine and certain of their subsidiaries are parties to export agency agreements each appointing a Tenaris Global Services company as its non-exclusive agent for the sale of all of its products in all countries except Argentina, Mexico and Italy and, in the case of Dalmine, excluding also the other member countries of the EU and certain other countries. In addition, some of the Tenaris companies have entered into agreements with each other in respect of sales in their home countries. The purpose of these arrangements is to maximize the commercial penetration of the Tenaris companies in their export markets and take maximum advantage of each company’s manufacturing and distribution capabilities in its respective domestic market. A description of these marketing agreements follows.

•	Business Opportunities Agreement. This agreement governs the creation and activities of organized joint business units. These units combine in single management structures planning and marketing activities that will focus on specific product lines, client types and territorial coverage (global, regional and local). Tamsa, Siderca and Dalmine finalized this arrangement with the signing of the “Business Opportunities Agreement” on March 30, 2001.

•	Siderca, Tamsa and Dalmine export agency agreements. Pursuant to these agreements, restated as of October 4, 2000, September 29, 2000 and September 27, 2000, respectively, and assigned to a Tenaris Global Services company effective December 17, 2002, each of Tamsa, Siderca and Dalmine appointed a Tenaris Global Services company as its non-exclusive agent for the sale of all of its products in all countries except Mexico, Argentina and Italy and, in the case of Dalmine, excluding also the other member countries of the EU. Tenaris Global Services is entitled to a commission equal to 3% of the FOB value of their sales of Siderca’s, Tamsa’s and Dalmine’s products, and to be reimbursed by Tamsa, Siderca and Dalmine, as the case may be, for a portion of the total general expenses incurred by Tenaris Global Services and for special sales costs. Siderca’s and Tamsa’s agreements expire on September 30, 2003, and Dalmine’s on October 1, 2003, and all of them are automatically renewable for successive three-year terms unless, in each case, one party notifies the other in advance of its intention not to renew the agreement. Amounts accrued under these agreements (and their predecessor agreements) totaled, in the case of Tamsa, USD10.1 million in 2000, USD12.7 million in 2001 and USD17.6 million in 2002.

•	NKKTubes export agency agreement. Pursuant to this agreement, dated May 24, 2000, NKKTubes has appointed a Tenaris Global Services company as its non-exclusive agent for the sale of its products in all countries outside Japan. The Tenaris Global Services company purchases NKKTubes’ products for resale to third parties at priced agreed upon on a case-by-case basis. The agreement has a term of fifteen years.

•	Confab and Siat export agency agreements. Confab and Siat appointed a Tenaris Global Services company as their non-exclusive agent for the sale of all of their products in all countries except Brazil, in the case of Confab, and Argentina, Brazil, Italy and Mexico, in the case of Siat. Tenaris Global Services is entitled to a commission equal to 5% of the FOB value of its sales of Confab’s and Siat’s products. The agreements expire on January 1, 2004 and September 30, 2004, and are automatically renewable for successive one-year and three-year terms, respectively.

•	Reciprocal export agency agreement between Tamsa and Siderca relating to sales in Mexico and Argentina. Pursuant to this agreement, dated December 23, 1993, Tamsa has granted Siderca the non-exclusive right to market and sell Tamsa’s products in Argentina, and Siderca has granted Tamsa the non-exclusive right to market and sell Siderca’s products in Mexico. This agreement provides for Tamsa and Siderca to purchase each other’s products for resale in their domestic markets at prices which permit them to earn the equivalent of a 7.5% commission on the actual price charged to third-party customers.

•	Reciprocal export agency agreement between Tamsa, Siderca and Dalmine. Pursuant to this agreement, dated March 29, 1996, Tamsa and Siderca have granted to Dalmine, and Dalmine has granted to Tamsa and Siderca, the non-exclusive right to market and sell their respective products through their respective local commercial networks. This agreement provides that Dalmine will purchase the products of Tamsa and Siderca, and Tamsa and Siderca will purchase the products of Dalmine, at third-party export prices. The agreement additionally provides for Dalmine’s distributors to purchase Tamsa’s and Siderca’s products for resale at prices which would earn them the equivalent of a commission on sales varying between 3% and 15% depending on the nature of the services rendered by Dalmine’s distributors.

•	Other agreements. Tamsa, Siderca and Dalmine have entered into numerous agreements with member companies of Tenaris Global Services in various countries around the world pursuant to which one or more of them agrees to sell, and one or more Tenaris Global Services companies agrees to buy, seamless steel pipe products for resale under stocking programs (and other similar programs) to oil and gas companies or other buyers or end users which operate in their territories (as defined in each agreement). The selling party under these agreements generally agrees to assume any and all risks of the operation. To this end, under specified circumstances (e.g., failure to consummate resale, product rejection, customer delay), the selling party would be required to repurchase the pipes sold to the reseller. Effective as of December 17, 2002, all these contracts were assigned to Tenaris Global Services or its subsidiaries.

     Agreements to Share Costs and Know-How

     Tamsa, Siderca and Dalmine have entered into agreements among themselves to share costs and know-how and provide each other with technical assistance. A description of these agreements follows.

•	Industrial and Technical Integration and Exchange Agreement (Contrato de Intercambio y Complementación Industrial). Pursuant to this agreement, dated August 1996, Tamsa and Siderca have agreed to exchange technical and operational assistance and technology in the areas of manufacturing and supply and in other areas affecting manufacturing operations. Fees are payable for transfers of technology and other services provided under the agreement.

•	Cost Contribution Agreement. Pursuant to this agreement, dated May 11, 1999, Tamsa, Dalmine and Siderca have agreed to share the cost of various activities whose costs and benefits can be shared among the three companies and for which the three companies have not established special purpose companies (in areas such as R&D, marketing and communications, human resources management, information systems and general management issues) in order to avoid duplicative efforts and expenses. The agreement establishes the bases to carry out these activities, such as guidelines for approval and execution, rules for usage of resources and the percentage of sharing of costs among the parties. Management of the three companies will decide on a case-by-case basis which activities will be included as part of this agreement. The agreement has no fixed term.

     Agreements Relating to NKK’s Technology

     Under the agreements relating to Siderca’s purchase, on May 24, 2000, of a 51% shareholding in NKKTubes, NKK agreed to license to Tenaris its manufacturing technology, patents and trademarks for manufacturing steel (for use in the manufacturing of seamless steel pipe) and seamless steel pipe. NKK also agreed to license its manufacturing technology, patents and trademarks for making premium connections to Tenaris. Amounts accrued under these agreements were Japanese yen 174.6 million in 2002, Japanese yen 112.2 million and USD0.8 million in 2001 and Japanese yen 548.6 million and USD0.1 million in 2000.

     In February 2002, Tenaris acquired NKK’s manufacturing technology, patents and trademarks for making premium connections for USD1.9 million.

     In connection with NKK’s and Kawasaki Steel’s business combination, effective on September 27, 2002, NKK’s 49% interest in NKKTubes was transferred to a subsidiary of JFE. In addition, Siderca and NKK signed on September 25, 2002 an agreement that amends certain provisions of the various agreements relating to the creation and governance of NKKTubes. On April 1, 2003, the licensing agreements relating to NKK’s technology were terminated. Under the terms of the termination agreement, Tenaris will not have access to NKK’s technology and know-how in the future but will continue to use the technology and know-how already licensed to it. In addition, the termination of the licensing agreements would not affect Tenaris’s rights to the NKK range of premium connections, which Tenaris acquired in 2002. For a discussion of NKK and Kawasaki Steel’s business combination, see Item 4.A. “Information on the Company—Tamsa—Competition.”

     Reorganization of Premium Joint Technology and Licensing Activities

     In January 2000, Tamsa, Siderca and Dalmine agreed to reorganize their premium joint technology and licensing activities under an existing special purpose company and each of them invested approximately USD0.5 million in the capital stock of Tenaris Connections A.G., or Tenaris Connections, a company owned in equal shares by Tamsa, Siderca and Dalmine. All of the Tenaris companies’ research, development, licensing, patent maintenance activities relating to premium joint technologies owned by, or licensed to, the Tenaris companies and the corresponding technical information, know-how, certain trademarks, commercial names, and licenses of the Antares, SEC and Atlas Bradford premium joint technologies are concentrated in Tenaris Connections and its subsidiary, Tenaris Connections B.V. Antares and SEC premium joint technologies are proprietary to the Tenaris companies. Atlas Bradford premium joint technology was licensed to Tenaris Connections by Grant Prideco Inc. in June 1998. Tenaris Connections has granted sublicenses to each of Tamsa, Dalmine and Siderca for the premium joint technologies for which it has licensing rights, including NKK’s premium joint technology. Except for certain domestic market sales, royalty payments under these sublicenses are standardized at 6% of the net export selling price.

     Reorganization of Information Technology and Procurement Activities

     Tamsa, Siderca and Dalmine have established a special purpose company to develop an e-procurement portal and a second special purpose company to develop new IT systems. These IT systems are intended to integrate the commercial activities of the Tenaris companies and enable them to offer value-added services, differentiating them from their competitors and facilitating customer retention. Subsequently, it was determined that additional synergies could be gained from extending the scope and benefits of these special purpose companies to Siderar S.A.I.C.

•	Specialized Procurement Company. Tamsa, Siderca, Dalmine and Siderar invested USD9.5 million (divided into four equal shares) to develop a specialized procurement company with an internet portal, known as Exiros, through which they have centralized their procurement activities. It is also intended to improve the supply of products associated with the sale of the Tenaris companies’ pipes. The portal began operating in March 2001, and is owned by Lomond Holdings B.V., a Netherlands company, whose shares are held in equal parts by Tamsa, Siderca, Dalmine and Siderar. In August 2001, Tamsa entered into an agreement appointing Exiros México as its non-exclusive purchase agent, subject to Tamsa’s right to reject any purchase order. Fees payable to Exiros México under this agreement will be determined on a cost-plus basis and will be revised annually. Tamsa has delegated all of its procurement activities to Exiros México under this arrangement and has transferred 30 of its employees to Exiros México to assist with these activities. Tenaris is in the process of acquiring from Siderar the remaining 25% in Lomond Holdings for a total of USD304 thousand.

•	Development of New IT Systems. Tamsa, Siderca, Dalmine and Siderar have established a new IT company, Information Systems and Technologies N.V., a Netherlands company, whose shares are held by Siderca (25%), Tamsa (25%), Dalmine (25%) and Siderar (25%). The purpose of this company is to develop IT systems and hardware for use by the Tenaris companies, the Techint commercial network, Siderar and Sidor. These systems will be used to enhance the management of the commercial activities of the Tenaris companies and their customer service capabilities worldwide.

•	License and free use of Tenaris Brand — Brand Registration, Licensing and Ownership Agreement. Pursuant to this agreement, executed on September 10, 2001 by Tamsa, Tenaris Connections granted to Tamsa, Siderca and Dalmine a royalty-free license to use the Tenaris trademark in accordance with certain guidelines defined therein.

Item 5.      Operating and Financial Review and Prospects

General

     Tamsa is the sole producer and supplier in Mexico of various types of seamless steel pipe. Tamsa’s principal finished products are seamless steel casing and tubing, seamless steel line pipe and various other mechanical and structural seamless pipes for different uses. Tamsa has an annual installed capacity of 780,000 tons of finished products, and exports more than 70% of its production to over 60 countries worldwide.

     Demand for Tamsa’s products depends primarily upon the type and level of domestic and international oil and gas drilling activity, which in turn is substantially influenced by the level of oil prices and by the political and economic developments in countries with high drilling activity. Historically, Pemex has been Tamsa’s largest customer by a significant margin. Sales to Pemex fluctuate in response to changes in Pemex’s investment program, which historically decreases when oil prices experience a significant fall. Any increase in drilling activity as a result of larger investment programs does not necessarily result in increased demand for pipe.

     Faced with declining sales to Pemex during the 1980s, Tamsa aggressively pursued opportunities in export markets. In order to be competitive in these markets in terms of price and quality, Tamsa increased its emphasis on efficiency and quality assurance. The growth of Tamsa’s exports has made its revenues less dependent on conditions within Mexico. In addition, while the ratio of export revenues to total revenues is lower than the ratio of export volumes to total volumes, exports, which are typically invoiced in dollars, have increased Tamsa’s dollar revenue base and reduced the exchange rate risk associated with dollar denominated liabilities and incurring dollar denominated expenses. However, exports to Venezuela, one of Tamsa’s main export markets, as well as sales in Venezuela by Tavsa, began to suffer in the last quarter of 2001 and continue to suffer to date, due to recent adverse political and economic developments in that country.

     For a more complete description of Tamsa’s business and market position and of the competitive and other factors that could affect Tamsa’s financial condition and results of operation, see Item 4.A. “Information on the Company—Tamsa.”

Operating Results

     The following discussion should be read in conjunction with Tamsa’s audited consolidated financial statements and the notes thereto included in this annual report. Tamsa prepares its financial statements in conformity with generally accepted accounting principles in Mexico, commonly referred to as “Mexican GAAP.” Mexican GAAP differs in some important respects from U.S. GAAP. See note 12 to Tamsa’s audited consolidated financial statements included in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa and for a reconciliation of net income and total shareholders’ equity for the periods and at the dates indicated. Mexican GAAP require that these consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and its amendments. Unless otherwise noted, all data in the audited consolidated financial statements and the financial information derived therefrom included in this discussion and all other Tamsa financial data included throughout this annual report and relating to the dates or periods covered by the financial statements have been restated in constant Mexican pesos as of December 31, 2002. From January 1, 2002 to December 31, 2002, the rate of inflation (based on the Mexican Consumer Price Index) was 5.7%. See “Accounting Principles.”

     The table below sets forth, for the periods indicated, selected financial data from Tamsa’s income statements.

	For the year ended December 31,

	2002		2001		2000

	(thousands of constant December 31, 2002 Mexican pesos,
	except share and per share amounts)
Net sales	Ps	6,728,275	Ps	Ps 6,899,027	Ps	6,463,007
Operating cost and expenses:
Cost of products sold		(4,145,970)		(4,067,468)		(4,231,637)
Selling, general and administrative expenses		(1,191,082)		(1,288,774)		(1,175,100)

Total operating cost and expenses		(5,337,052)		(5,356,242)		(5,406,737)
Operating profit		1,391,223		1,542,785		1,056,270
Comprehensive financing cost		(165,924)		(42,106)		(88,544)
Other expenses – net		(13,115)		(26,834)		(9,879)

Income before taxes, employees’ statutory profit sharing and equity in associated companies		1,212,184		1,473,845		957,847
Income tax, asset tax and employees’ statutory profit sharing		(60,114)		(592,710)		(483,743)
Equity in loss of associated companies(1)		(16,047)		(290,930)		(52,608)
Cumulative effect of change in accounting principle(2)		—		(11,567)		—

Net income	Ps	1,136,023	Ps	578,638	Ps	421,496

Weighted average number of shares outstanding(3)		339,284,120		339,284,120		339,284,120
Earnings per share		3.35		1.71		1.24
U.S. GAAP
Net sales	Ps	6,860,137	Ps	6,905,335	Ps	6,173,953
Operating income		1,534,310		1,496,643		924,017
Net income		1,381,633		734,766		500,536
Earnings per share		4.07		2.17		1.48

(1)	Mainly corresponding to Tamsa’s equity participation in Amazonia. See note 11 to Tamsa’s audited consolidated financial statements.

(2)	Corresponds to the net effect at the beginning of the year from changes in the accounting principles, as a result of the adoption of Statement C-2, effective January 1, 2001, which establishes the accounting treatment for derivatives and financial instruments.

(3)	Amounts for 2002, 2001, 2000, 1999 and 1998 exclude 3,650,000 shares which were held in treasury in 2002 and held in 2001 and 2000 by a wholly-owned subsidiary of Tamsa. On July 10, 2001, each outstanding share of Tamsa’s common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa’s audited consolidated financial statements.

          The following table sets forth Tamsa’s operating and other costs and expenses as a percentage of net sales for the periods indicated.

	For the year ended December 31,

	2002	2001	2000

	(percentage of net sales)
Net sales	100	100	100
Operating cost and expenses:
Cost of products sold	(62)	(59)	(66)
Selling, general and administrative expenses	(18)	(19)	(18)
Total operating cost and expenses	(80)	(78)	(84)
Operating profit	20	22	16
Comprehensive financing cost	(2)	(1)	(1)
Other expenses — net	—	—	—
Income before taxes, employees’ statutory profit sharing and equity in associated companies	18	21	15
Income tax, asset tax and employees’ statutory profit sharing and deferred income tax	(1)	(8)	(7)
Equity in loss of associated companies	—	(5)	(1)
Cumulative effect of change in accounting principle	—	—	—
Net income	17	8	7

     The following table shows Tamsa’s total sales volume by product and market for the periods indicated.

	For the year ended December 31,

	2002	2001	2000

	(tons)
Domestic pipe sales (Mexico)	154,997	138,725	167,068
Export sales and Tavsa	510,174	575,129	498,696
Other products and Riga	20,077	19,091	14,186
Total sales	685,248	732,945	679,950

     The following table shows the geographic distribution of Tamsa’s exports as a percentage of total export sales volume for the periods indicated.

	For the year ended December 31,

	2002	2001	2000

	(percentages)
North America	16	17	19
Latin America	11	30	34
Africa	19	10	12
Europe	11	9	6
Middle East	34	24	19
Far East and Oceania	9	10	10

     The table below shows Tamsa’s net sales by market and product for the periods indicated.

	For the year ended December 31,

	2002		2001		2000

	(thousands of constant December 31, 2002 Mexican pesos)
Domestic pipe sales (Mexico)	Ps	2,066,204	Ps	1,944,758	Ps	2,320,882
Export pipe sales and Tavsa		4,375,536		4,645,969		3,919,316
Other products and Riga		286,535		308,300		222,809

Total sales	Ps	6,728,275	Ps	6,899,027	Ps	6,463,007

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Sales volume

     Total sales volume in 2002 decreased 6.5% to 685,248 tons, from 732,945 tons in 2001. This decrease was mainly due to an 8.3% reduction in export sales volume, a 49.1% drop in Tavsa’s sales volume and a 4.5% decrease in the sales volume from the non-oil domestic market, partially offset by a 22.8% increase in the domestic petroleum market.

     Domestic sales volume to oil-related customers totaled 101,364 tons in 2002, compared to 82,546 tons in 2001. This growth in sales during 2002 was due to higher demand from Pemex in both the Northern and Southern regions of Mexico. Demand from the Northern region, which is related to Pemex’s strategic natural gas program, remained firm during the year due to Pemex’s needs to maintain its gas production quota in order to satisfy domestic demand. Demand from the Southern region increased mainly as a result of higher exploration and production spending in the region. Domestic sales volume to non-oil related customers totaled 53,633 tons in 2002, compared to 56,179 tons during 2001. This decrease was due to the contraction of industrial production in the Mexican economy throughout most of the year, coupled with a slow recovery in the U.S. economy, affecting the automotive and industrial sectors.

     Export sales volume in 2002 totaled 488,986 tons, compared to a record 533,471 tons in 2001. This 8.3% decrease was due to lower international drilling activity in Latin America—mainly in Venezuela, Europe and Canada, partially offset by higher activity in the Middle East and Africa resulting in increased sales to those regions.

     Tavsa’s sales volume totaled 21,188 tons in 2002, compared to 41,658 tons in 2001. This 49.1% decrease was the result of lower demand by PDVSA and reduced exploration and production activities in the oil sector in Venezuela as a result of adverse economic and political conditions.

     Riga’s sales volume totaled 8,164 tons in 2002, compared to 6,189 tons in 2001. This 31.9% increase was attributable to Tamsa’s acquisition of Riga on June 20, 2001.

     Sales volume of steel bars decreased 7.7% to 11,913 tons during 2002, compared to 12,902 tons in 2001.

     Net sales

     Net sales during 2002 were Ps6,728,275 thousand, compared to Ps6,899,027 thousand in 2001. This 2.5% decrease in net sales was attributable to lower sales volume, mainly in the export market, at Tavsa and in the non-oil domestic market, partially offset by higher sales in the domestic petroleum market.

     Cost of products sold

     Cost of products sold, expressed as a percentage of net sales, was 61.6% in 2002, compared to 59.0% in 2001. This increase in costs was mainly due to higher depreciation expenses at Tamsa and Tavsa, higher raw material prices, energy costs and a higher provision for obsolete inventories. Some cost items denominated in U.S. dollars also impacted the cost in peso terms due to the depreciation of the peso.

     Selling, general and administrative expenses

     Selling, general and administrative expenses, or SG&A, in 2002, as a percentage of net sales, were 17.7%, compared to 18.7% in 2001. In absolute terms, SG&A decreased 7.6% from Ps1,288,744 thousand in 2001 to Ps1,191,082 thousand in 2002. Selling expenses in 2002 remained stable when compared to those incurred in 2001, representing 11.1% in 2002 and 11.0% in 2001. General and administrative expenses in 2002 decreased to 6.6% of net sales from 7.7% in 2001, mainly due to a reduction in personnel and general expenses.

     Comprehensive financing cost

     Comprehensive financing cost during 2002 was Ps165,924 thousand, compared to Ps42,106 thousand in 2001. This increase was primarily due to an exchange related loss of Ps178,965 thousand in 2002, compared to an exchange related gain of Ps14,841 thousand in 2001, mainly derived from the 85% devaluation of the Venezuelan bolivar, as Tavsa’s debt is denominated in U.S. dollars, as well as to the 12.8% depreciation of the Mexican peso during the year. The increase in comprehensive financing cost was partially offset by a monetary gain of Ps59,340 thousand in 2002, compared to Ps24,225 thousand in 2001, and by lower net interest expenses in 2002 of Ps46,299 thousand, compared to Ps81,172 thousand in 2001, due to lower interest rates in 2002.

     Other expenses — net

     Other expenses totaled Ps13,115 thousand in 2002, compared to Ps26,834 thousand in 2001. This decrease in expenses was attributable to an increase in net income in 2002 due to a higher volume of transactions in which Tamsa traded products to or from other Tenaris companies.

     Income tax, asset tax and employees’ statutory profit sharing

     Income tax, asset tax and employee statutory profit sharing provisions totaled Ps307,052 thousand during 2002, compared to Ps586,794 thousand in 2001. Income tax for 2002 includes Ps355,620 thousand corresponding to a tax recovery, which resulted primarily from a favorable court judgment against the Ministry of Finance for tax inequality obtained in May 2002. Additionally, Tamsa recorded a net deferred tax credit of Ps246,938 thousand in 2002, resulting mainly from a change in tax rates from 35% to 32% to compute deferred income tax, given that the income tax rate will be reduced by 1% annually from year 2003 until it becomes into a rate of 32% in year 2005, compared to a net deferred tax charge of Ps5,916 thousand in 2001.

     Equity in loss of associated companies

     Losses from associated companies totaled Ps16,047 thousand in 2002, compared to Ps290,930 thousand in 2001. Tamsa’s losses from associated companies are mainly attributable to its 14.1% equity participation in Amazonia through its subsidiary Tamsider. The decrease in Tamsa’s losses from associated companies in 2002 was mainly the result of a reduced loss at Amazonia (resulting in equity in Amazonia’s loss of Ps39,906 thousand in 2002, compared to Ps305,692 thousand in 2001) primarily due to lower losses at Sidor. The net loss in Amazonia during 2002 included a credit of Ps77,894 thousand, due to a monetary gain derived from the application of Statement B-15, compared to a credit of Ps41,752 thousand in 2001. Additionally, in 2002 Tamsa’s loss in Amazonia was partially offset by a gain of Ps23,859 thousand in other associated companies. See Item 4.A. “Information on the Company—Tamsa—Investments in Other Companies” and note 11 to Tamsa’s audited consolidated financial statements.

     Net income

     Net income during 2002 totaled Ps1,136,023 thousand, compared to Ps578,638 thousand in 2001. This increase of 96.3% is mainly due to lower net income tax and lower losses from associated companies, which more than offset a lower operating profit and a higher comprehensive financing cost. Net income corresponding to majority shareholders during 2002 totaled Ps1,177,049, compared to Ps574,947 in 2001.

     Tavsa’s net losses for 2002 were Ps136,754 thousand, compared to a net gain of Ps12,294 thousand for 2001, due to lower sales, lower absorption of fixed and semi-fixed costs and to an exchange related loss resulting from the impact of the devaluation of the Venezuelan bolivar on Tavsa’s U.S. dollar-denominated debt. Minority interest associated with these results represented a loss of Ps41,026 thousand in 2002, compared to a gain of Ps3,691 thousand in 2001.

     Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Sales volume

     Sales volume in 2001 increased 7.8% to 732,945 tons from 679,950 tons in 2000. This increase was mainly due to higher export sales volume, a recovery in domestic sales to oil related customers, and an increase in sales by Tavsa, partially offset by a significant decline in domestic sales to non-oil related customers.

     Domestic sales volume to oil-related customers totaled 82,546 tons in 2001, compared to 76,172 tons in 2000. This increase of 8.4% in sales was mainly due to the resumption of normal operations by Pemex in late June 2001 following the delayed approval of its budget and the national strategic gas program. Sales to non-oil related domestic customers decreased by 38.2%, amounting to 56,179 tons in 2001, from 90,896 tons in 2000. This decrease was mainly due to the effect of the slowdown in the Mexican and U.S. economies on the automotive, mechanical and industrial sectors in Mexico as well as the impact of imports from Eastern Europe.

     Export sales volume in 2001 totaled 533,471 tons—a record for Tamsa compared to 459,791 tons in 2000. This increase of 16.0% was mainly due to sustained demand from export oil and gas customers reflecting strong investment in exploration and production activities.

     Tavsa’s sales volume totaled 41,658 tons in 2001, compared to 38,905 tons in 2000, representing a 7.1% increase. This increase in sales volume was mainly due to an increase in production capacity upon the completion of the first stage of the modernization program in October 2000, partially offset by a production stoppage resulting from a strike at Sidor in May 2001 and a decrease in drilling activity following a reduction in Venezuela’s OPEC-mandated oil production quota.

     Beginning in the third quarter of 2001, sales by Riga were consolidated into Tamsa’s results. Riga’s sales volume during the second half of 2001 totaled 6,189 tons of welded pipe fittings.

     Sales volume of steel bars decreased 9.1% to 12,902 tons during 2001, compared to 14,186 tons in 2000.

     Net sales

     Net sales during 2001 were Ps6,899,027 thousand, representing an increase of 6.7%, compared to sales of Ps6,463,007 thousand in 2000, mainly due to higher export sales, higher domestic sales of OCTG, and increased sales by Tavsa. This increase in demand was due to high oil prices during the first nine months of 2001. However, the increase in net sales was partially offset by lower sales volume in the non-oil domestic market and by the effect of restated 2000 Mexican peso figures converted into Mexican pesos with purchasing power as of December 31, 2002. Net sales in U.S. dollar terms increased by 15.2%.

     Cost of products sold

     Cost of products sold, expressed as a percentage of net sales, decreased to 59.0% in 2001, from 65.5% in 2000. This significant reduction in costs is explained by lower raw material prices, higher absorption of fixed and semi-fixed costs, greater operating efficiencies, better production yields and lower costs at Tavsa, partially offset by a maintenance stoppage at Tamsa in October 2001.

     Selling, general and administrative expenses

     SG&A during 2001 were Ps1,288,774 thousand, compared to Ps1,175,100 thousand in 2000. As a percentage of net sales, SG&A expenses were 18.7% for 2001, remaining practically at the same level of 18.2% for 2000, despite being 9.7% higher in absolute terms. Selling expenses, which relate primarily to export activities and are inherently variable, remained stable as a percentage of net sales. General and administrative expenses increased during 2001 compared to 2000 as a result of Tamsa’s share under its cost sharing agreement with Siderca and Dalmine of expenses relating to e-business and IT initiatives.

     Comprehensive financing cost

     Comprehensive financing cost during 2001 was Ps42,106 thousand, compared to a cost of Ps88,544 thousand in 2000. This figure reflects an exchange related gain of Ps14,841 thousand in 2001 resulting from the peso appreciation of 4.5% during the year, compared to an exchange related loss of Ps36,961 thousand during 2000. Tamsa’s comprehensive financing cost during 2001 consisted primarily of net interest expenses of Ps81,172 thousand, which included a provision of Ps13,692 thousand (or 50% of accrued interest) in respect of Amazonia’s convertible debentures, compared to Ps76,393 thousand registered in 2000. Monetary gain in 2001 was Ps24,225 thousand compared to a monetary gain of Ps24,810 thousand during 2000.

     Other expenses — net

     During 2001, other expenses totaled Ps26,834 thousand, compared to Ps9,879 thousand in 2000. Other expenses in 2001 include the amortization of Tavsa’s and Riga’s goodwill, and expenses related to the acquisition of Riga.

     Income tax, asset tax and employees’ statutory profit sharing

     During 2001, income tax, asset tax and profit sharing provisions totaled Ps586,794 thousand, compared to Ps307,458 thousand in 2000. This increase reflected significantly lower tax arising from the utilization of tax loss carry forwards and an asset tax credit during 2001 that totaled Ps56,757 thousand, compared to Ps192,411 thousand in 2000. Additionally, during 2001, a net deferred tax charge was registered for Ps5,916 thousand, compared to a charge of Ps176,285 thousand in 2000 that resulted from the application of Statement D-4 (Deferred income taxes) effective January 1, 2000.

     Equity in loss of associated companies

     Losses from associated companies equaled Ps290,930 thousand during 2001 compared to a loss of Ps52,608 thousand during 2000. This result was mainly due to Tamsa’s share, through Tamsider’s investment in Amazonia, in the losses recorded by Sidor. During the year ended December 31, 2001, Tamsa recognized a gain on net monetary position corresponding to Amazonia of Ps41,572 thousand, compared to Ps90,557 thousand during 2000, which is included in the equity in loss of associated companies in accordance with Statement B-15 issued by the MIPA. See Item 4.A. “Information on the Company—Tamsa—Investments in Other Companies” and note 11 to Tamsa’s audited consolidated financial statements.

     Tamsa recorded an interest adjustment of Ps11,567 thousand, accrued from the convertible debentures of Amazonia, which were registered in the first quarter of 2001. This is a result of the adoption of Statement C-2 effective January 1, 2001, which establishes the accounting treatment for derivatives and financial instruments. This adjustment is shown on Tamsa’s statements of earnings as a net effect at the beginning of the year due to changes in the accounting principles.

     Net income

     Tamsa’s net income during 2001 totaled Ps578,638 thousand, compared to Ps421,496 thousand in 2000. This increase of 37.3% stems mainly from higher net sales, lower cost of products sold and lower comprehensive financing cost and reflects the impact of the allowance for the investments in Amazonia and its losses incurred during the year as discussed.

Liquidity and Capital Resources

	For the year ended December 31,

	2002		2001		2000

	(thousands of constant December 31, 2002 Mexican pesos)
Cash provided by operations after extraordinary items	Ps	1,280,043	Ps	1,209,529	Ps	1,019,980
Cash used in investment activities		(205,515)		(903,792)		(856,750)
Cash used in financing activities		(274,471)		(48,671)		(131,091)

Increase in cash and cash equivalents		800,057		257,066		32,139
Cash and cash equivalents at the beginning of year		588,632		331,566		299,427

Cash and cash equivalents at the end of year	Ps	1,388,689	Ps	588,632	Ps	331,566

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Tamsa’s cash balances at December 31, 2002 increased to Ps1,388,689 thousand from Ps588,632 thousand at December 31, 2001. Of this amount, Ps1,280,043 thousand was provided by operations after extraordinary items and the net proceeds from additional long-term financing of Ps6,187 thousand. Tamsa used these funds in the following activities: capital expenditures of Ps184,212 thousand, contribution to associated companies in the amount of Ps21,303 thousand and a dividend payment of Ps280,658 thousand.

     Net working capital, calculated as the excess of current assets over current liabilities, was Ps3,167,509 thousand compared to Ps2,712,465 thousand, as a result of an increase in cash and cash equivalents, accounts and notes receivable, partially offset by a decrease in inventories, higher current liabilities (which include a portion of long-term debt) and trade accounts and notes payable. We believe that the net working capital is sufficient to meet our liquidity needs for the present and the foreseeable future.

     On February 5, 2003, a new exchange control regime became effective in Venezuela. These exchange controls limit Tavsa’s ability to make purchases in foreign currency and to distribute profits to Tamsa. These exchange controls have not yet had a material impact on our ability to meet our cash obligations, and are currently not expected to have such an impact. There can be no assurance when, if at all, the Venezuelan government will lift these controls or otherwise take future action to allow for greater flexibility in the repatriation of capital. For more information, see Item 3.D. “Risk Factors—Risks Relating to Mexico and Venezuela.”

     Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Tamsa’s cash balances at December 31, 2001 increased to Ps588,632 thousand from Ps331,566 thousand at December 31, 2000. Of this amount, Ps1,209,529 thousand was provided by operations after extraordinary items and the net proceeds from additional long-term financing of Ps263,434 thousand. Tamsa used the funds in the following activities: capital expenditures of Ps851,186 thousand, acquisition of Riga of Ps52,606 thousand, and a dividend payment of Ps312,105 thousand, increased by Ps263,434 from additional financing.

     Net working capital, calculated as the excess of current assets over current liabilities, was Ps2,712,465 at December 31, 2001, compared to Ps2,523,247 at December 31, 2000. The principal reasons for this variation were a considerable increase in cash and cash equivalents, inventories as well as decrease in current liabilities due to lower short-term debt and trade accounts and notes payable, partially offset by a decrease accounts and notes receivable, prepaid expenses and recoverable taxes.

     Financings

     Tamsa’s financial debt was Ps1,723,219 thousand (USD167.1 million) as of December 31, 2002, compared to Ps1,608,970 thousand (USD166.5 million) as of December 31, 2001. Financial debt, net of cash and cash equivalents, at year-end decreased to Ps334,530 thousand (USD32.4 million) in 2002, compared to Ps1,020,338 thousand (USD105.6 million) in 2001. The deferred tax liability as of December 31, 2002 equaled Ps2,171,121 thousand.

     Total liabilities increased from Ps4,949,637 thousand as of December 31, 2001 to Ps5,368,728 thousand as of December 31, 2002 mainly due to an increase in trade accounts and notes payable, other accounts payable, accrued interest and unsecured loans from financial institutions to Tavsa.

     As of December 31, 2002, Tamsa had USD111.0 million of short-term credit lines (export-import financing and unsecured loans) with Mexican and foreign financial institutions, of which USD36.9 million were short-term loans to Tavsa and guarantees. Short-term debt as of December 31, 2002 was comprised of: (i) USD21.6 million of outstanding short-term loans to Tavsa, guaranteed by Tamsa, with a maturity of 270 days at an average annual interest rate of 3.5%; (ii) USD78.0 million of the portion of a long-term syndicated loan; and (iii) USD1.3 million of long-term debt of Riga. As of December 31, 2001, USD25.6 million of short-term loans to Tavsa guaranteed by Tamsa were outstanding, with maturities between 139 and 194 days at an average annual interest rate of 3.98%.

     On December 14, 2001, Tamsa subscribed a new 30-month unsecured syndicated loan for USD130.0 million with various financial institutions for the repayment of a USD100.0 million loan and for general corporate purposes. This new syndicated loan, provides for payments of USD26.0 million in June 2003 and USD52.0 million each in December 2003 and June 2004, and bears interest at LIBOR plus 1.125 percentage points for the first two years, and at LIBOR plus 1.25 percentage points for the last six months.

     Long-term debt as of December 31, 2002 was USD66.3 million, corresponding to the portion of a USD130.0 million long-term syndicated loan to Tamsa. Additionally, this debt is also comprised of USD15.5 million debt, of which USD5.0 million corresponds to Riga, are guaranteed by Tamsa, bearing an annual interest of 3.05%, with maturity in June 2006 and with semi-annual installments of USD625 thousand commencing on June 2003; and USD10.5 million debt corresponding to Tavsa, guaranteed by Tamsa, bearing an annual interest of 3.29%, with maturity in May 2004.

     There were no scheduled repayments on any long-term loan during 2002.

     On July 1, 1991, Tamsa established a U.S. and Euro commercial paper program for up to USD50.0 million, with maturities of up to 360 days. In August 1992, Tamsa increased the program to USD75.0 million. As of December 31, 2002, this program had been terminated.

     Tamsa does not have any limitations on investments in fixed assets or in other companies. Dividend payments and repurchase of shares are permitted if there are no events of default under the syndicated loan agreement and if such payments or repurchases of shares do not otherwise result in an event of default under the syndicated loan agreement. Tamsa is required to comply with certain financial ratios related to working capital, debt to EBITDA levels and debt service. At December 31, 2002, Tamsa was in compliance with all financial and other covenants.

Contractual Obligations and Commercial Commitments

     The following table summarizes Tamsa’s contractual obligations at December 31, 2002 and the effect such obligations are expected to have on its liquidity and cash flow in future periods:

	Payments Due by Period
	as of December 31, 2002

			Less than 1		1-3		4-5	After 5
Contractual Obligations	Total		year		years		years	years

	(thousands of constant December 31, 2002 Mexican pesos)
Short-Term Debt	Ps	1,040,016	Ps	1,040,016		—	—	—
Long-Term Debt		683,203		—	Ps	683,203	—	—

Total Contractual Cash Obligations	Ps	1,723,219	Ps	1,040,016	Ps	683,203	—	—

			Amount of Commitment
			Expiration Per Period
			as of December 31, 2002
	Total
	Amounts		Less than 1		1-3		4-5		After 5
Other Commitments	Committed		year		years		years		years

	(thousands of constant December 31, 2002 Mexican pesos)
Guarantees(1)	Ps	1,086,934	Ps	1,069,907	Ps	17,027		—	—
Other Commercial Commitments(2)	Ps	531,215	Ps	242,917	Ps	192,199	Ps	96,100	—

Total Commitments	Ps	1,618,150	Ps	1,312,824	Ps	209,227	Ps	96,100	—

(1)	See Item 4.A. “Information on the Company––Tamsa––Investments in Other Companies––Amazonia and Comsigua”.

(2)	Represents Tamsa’s off-balance sheet commitments under its contract with Comsigua to purchase HBI and its contract with Pemex for the supply of natural gas. For a description of these arrangements, see Item 4.B “Information on the Company—Tamsa—Raw Materials and Energy”.

Critical Accounting Policies and Estimates

     Tamsa’s operating and financial review and prospects are based on Tamsa’s audited consolidated financial statements, which have been prepared in accordance with Mexican GAAP. The use of Mexican GAAP as opposed to U.S. GAAP has an impact on Tamsa’s critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income for the periods ended December 31, 2001, and December 31, 2002, and the determination of consolidated shareholders’ equity and consolidated financial position as of December 31, 2001 and December 31, 2002. Note 12 to the audited consolidated financial statements provides a reconciliation to U.S. GAAP of Tamsa’s results of operations, shareholders’ equity and certain other selected financial data.

     The preparation of these financial statements requires Tamsa to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Tamsa evaluates its estimates, including those related to bad debts, valuation of long-lived and intangible assets, long-term investments reserve for obsolescence, income taxes, deferred income taxes and environmental contingencies. Tamsa bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Tamsa believes the following critical accounting policies and estimates affect its more significant judgments and estimates used in the preparation of its audited consolidated financial statements.

     Allowance for Doubtful Accounts. Tamsa evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where Tamsa is aware of a specific customer’s inability to meet its financial obligations to it (e.g., bankruptcy filings, substantial down-grading of credit scores), Tamsa records a specific reserve for bad debts against outstanding amounts to reduce the net recognized receivable to the amount it reasonably believes will be collected. For all other customers, Tamsa performs ongoing credit evaluations based upon its analysis of historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment terms, as determined by its review of their current credit information.

     While, based on Tamsa’s experience, losses due to credit failures have been within expectations and the provisions established, if circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to Tamsa), management’s estimates of the recoverability of amounts due to it could be reduced by a material amount. In this case, Tamsa’s results of operations, financial condition and net worth would be materially and adversely affected.

     Inventory Obsolescence Reserve. Tamsa’s management also creates provisions for obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon inventory turnover levels and assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     While, based on Tamsa’s experience, losses due to obsolescence and scrap of inventory have been within expectations and the provisions established, if circumstances change (i.e., significant changes in the technology used in the mills), management’s estimates of the recoverability of these inventories could be reduced by a material amount. In this case, Tamsa’s results of operations, financial condition and net worth would be further materially and adversely affected.

     Impairment of Long-Term Investments. Tamsa holds minority interests in non-publicly traded companies (whose value is difficult to determine) having operations in areas related to its main activity. Tamsa records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future. As a consequence of certain adverse economic and operating factors experienced by Amazonia, Tamsa recorded an allowance of Ps154,688 thousand as of December 31, 2001, to account for potential losses in the value of its investment and subordinated convertible debentures in Amazonia, which was applied against equity in Amazonia’s 2002 results.

     Accounting for Income Taxes. As part of the process of preparing its consolidated financial statements, Tamsa is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimations of Tamsa’s actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Tamsa’s consolidated balance sheet. Tamsa must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, it must establish a valuation allowance. To the extent Tamsa establishes a valuation allowance or increases this allowance in a period, Tamsa must include an expense within the tax provision in the statement of operations.

     Significant management judgment is required in determining a provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Tamsa has recorded a valuation allowance of Ps61,497 thousand as of December 31, 2001, and Ps77,188 thousand as of December 31, 2002 due to uncertainties related to its ability to utilize certain deferred tax assets, primarily consisting of tax losses of Tavsa carried forward, before they expire. The valuation allowance is based on estimates of taxable income and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or Tamsa adjusts these estimates in future periods, Tamsa may need to establish an additional valuation allowance which could impact its financial position and results of operations.

     Provision for Environmental Contingencies. The risk of incurring environmental liability is inherent to Tamsa’s industry. Management periodically evaluates Tamsa’s environmental risks associated with its manufacturing activities and recognizes provisions to cover possible environmental contingencies. Tamsa recorded a liability for environmental contingencies amounting to Ps84,721 thousand as of December 31, 2001, and Ps97,650 thousand as of December 31, 2002, which will be mainly used to confine the scrap derived from its steel manufacturing process. Tamsa does not foresee that compliance with the requirements imposed by applicable environmental legislation will impair its competitive capability or result in any material additional capital expenditures or operating or maintenance costs.

     Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed. Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

     Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we periodically evaluate long-lived assets, including property, plant and equipment and definite lived intangible assets whenever events or changes in conditions may indicate that the carrying value may not be recoverable. Factors that management considers important that could initiate an impairment review include the following:

•	significant operating losses;

•	significant declines in demand for a product whereby an asset is only able to produce that product;

•	assets that are idled; and

•	assets that are likely to be divested.

     The impairment review requires management to estimate future undiscounted cash flows associated with an asset or group of assets and sum the estimated future cash flows. If the future undiscounted cash flows is less than the carrying amount of the asset, then we must estimate the fair value of the asset. If the fair value of the asset exceeds the carrying value then the difference will be written-off. Estimating future cash flows requires management to make judgments regarding future economic conditions, product demand and pricing.

Net Income and Total Shareholders’ Equity Information on a U.S. GAAP Basis

     Tamsa’s audited consolidated financial statements have been prepared in accordance with Mexican GAAP, which, as applied to Tamsa, differ in certain respects from U.S. GAAP.

     Tamsa’s net income under U.S. GAAP was Ps1,381,633 thousand in 2002, Ps734,766 thousand in 2001 and Ps500,536 thousand in 2000, respectively. The principal differences between Mexican GAAP and U.S. GAAP that affected Tamsa’s results of operations were due to:

•	the basis of Tamsa’s investments in Amazonia and Tavsa;

•	deferred employees’ statutory profit sharing;

•	adjustments to the annual depreciation of foreign machinery and equipment;

•	revenue recognition;

•	purchase accounting, which had an effect on the accounting for the acquisition of Tavsa;

•	deferred income tax;

•	the minority interest effect of the adjustments; and

•	capitalization of interest.

     For additional information regarding the reconciliation of consolidated net income and shareholders’ equity and the analysis of changes in shareholders’ equity, see note 12 to Tamsa’s audited consolidated financial statements.

Recent Events

     On March 31, 2003, Tenaris announced that it intends to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of Tamsa’s ADR facility and, if and when appropriate, the termination of Tamsa’s registration with the SEC. Following its delisting from the Mexican Stock Exchange, Tamsa will no longer be required to have independent directors and is expected not to have any independent directors in the future. Tenaris also announced that, subject to the approvals of the U.S. and Mexican securities regulators, it intends to propose an exchange of its shares and ADSs for any Tamsa shares and ADSs not held by Tenaris or its affiliates in accordance with Mexican and U.S. laws. Tenaris stated that it did not expect to obtain the requisite approvals, and consequently be in a position to propose any exchange of shares and ADSs, prior to June 2003. On April 30, 2003, Tamsa’s shareholders’ meeting gave the requisite approvals to effect such exchange.

     On April 30, 2003, Tamsa’s shareholders’ meeting approved a proposal for the payment of a dividend of USD0.08748 per share or USD0.4374 per ADR (each ADR representing five shares) and the creation of a reserve for future dividends in the amount of USD70 million and delegated to Tamsa’s board of directors the power to declare and pay any dividends against this reserve, unless otherwise resolved by a subsequent shareholders’ meeting. No assurances are given as to if or when such dividends will be declared or paid.

     In addition, Tamsa’s shareholders’ meeting on April 30, 2003 approved the reduction of Tamsa’s capital stock by 3,650,000 shares and an amendment of Tamsa’s By-Laws to allow Tamsa to guarantee obligations of other companies controlled by Tenaris.

     Tamsa’s shareholders’ meeting on April 30, 2003 also approved the delisting of Tamsa’s shares from the Mexican Stock Exchange, the termination of Tamsa’s ADR facility and termination of the registration of Tamsa’s securities with the SEC, in each case as soon as practicable in accordance with applicable law.

     On May 30, 2003, the holders of Tamsa’s ADSs were notified that the deposit agreement relating to Tamsa’s ADSs had been amended to provide that each holder of Tamsa ADSs that are outstanding on the expiration date of any exchange offer by Tenaris or any of its affiliates who has not tendered such Tamsa ADSs pursuant to such exchange offer will be deemed to have instructed the depositary to tender the underlying Tamsa shares into such exchange offer in exchange for the appropriate amount of consideration, and the Tamsa depositary will do so unless instructed otherwise by Tamsa. The amendment to the Tamsa deposit agreement will go into effect on June 30, 2003.

     On June 10, 2003, Roberto Rocca, the chairman of the board of directors of Tenaris, our controlling shareholder, and the honorary chairman of San Faustín N.V., Tenaris’s controlling shareholder, passed away. Until June 10, 2003, San Faustín was ultimately controlled by Mr. Rocca, either directly or through Rocca & Partners. Following Mr. Rocca’s death, San Faustín is controlled by Rocca & Partners.

     On June 23, 2003, Tamsa announced that Amazonia and Sidor reached an agreement with their financial creditors and the Venezuelan government relating to the restructuring of Sidor’s and Amazonia’s financial debt. Under the terms of the agreements, Sidor’s and Amazonia’s aggregate financial debt was reduced from USD1,883 million to USD791 million, certain shareholders of Amazonia contributed USD133.5 million in cash to Ylopa, for the acquisition and capitalization of Sidor’s and Amazonia’s financial debt, the government of Venezuela increased its participation in Sidor from 30% to 40.3% and all the guarantees provided by the shareholders of Amazonia with respect to loans made to Sidor were released and replaced with a security on the fixed assets of Sidor which, together with the pledges on the shares of Amazonia and the shares that Amazonia holds in Sidor, were placed in trust for the benefit of Sidor’s financial creditors and the Venezuelan government. In addition, a portion of Sidor’s excess cash (determined in accordance with an agreed-upon formula) will be applied to repay Sidor’s financial debt and the remainder will be distributed to the Venezuelan government and Ylopa.

Item 6.     Directors, Senior Management and Employees

A.     Directors and Senior Management

     1.     Board of Directors

     Management of our business is vested in a board of directors. Our by-laws provide that the board of directors will consist of the number of directors elected by the annual ordinary shareholders’ meeting, provided that such number may not be less than five or more than 20 (of whom one-fourth must be independent directors as defined under Mexican law). Our by-laws further provide that an equivalent number of alternate directors be appointed. In the absence of the principal directors, alternate directors will attend meetings of the board of directors. Under Mexican law, the board of directors must meet at least once every three months and may be convened at any time by the chairman of the board, any of the statutory auditors or one-fourth of the directors. A majority of the board of directors constitutes a quorum. Resolutions are taken by the vote of a majority of the members present at the meeting. In the case of a tie, the chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote. Board resolutions may also be taken outside a meeting as long as they are unanimous and are later confirmed in writing.

     Directors and alternate directors are appointed at the annual ordinary shareholders’ meeting to serve yearly renewable terms, as decided by the shareholders. In the event the board is comprised of more than three directors, shareholders representing at least 10% of the capital stock of listed companies (such as Tamsa) may appoint at least one of those directors. Our current board of directors is comprised of 8 directors and 8 alternate directors, each of whom was appointed at the annual ordinary shareholders’ meeting held on April 30, 2003.

     The following table sets out our current directors and alternate directors, their respective positions on the board of directors, their principal occupation, their years of service as a board member and their years of birth.

			Years as a
			Director or
			Alternate	Year of
Name	Position	Principal Occupation	Director	Birth

Paolo Rocca(1)	Chairman	Chief Executive Officer of Tamsa, Tenaris and the Techint group	10	1952

Adalberto Cortesi(1)	Vice Chairman	Vice Chairman of the Board	10	1930

Guillermo F. Vogel	Vice Chairman	Vice Chairman of the Board	19	1950

Carlos Abedrop	Director	Private Investor	22	1920

Vincenzo Crapanzano	Director	Executive Vice President and Managing Director of Tamsa	3	1952

Roberto Einaudi	Director	Chairman Emeritus of Techint Group	51	1906

Gianfelice Rocca(1)	Director	Chairman of the board of directors of San Faustín	20	1948

Luis Alberto Aziz	Director	Partner in S.A.I. Consultores S.C.	6	1966

Cecilia Bilesio	Alternate Director	Assistant to the Chairman of the Board of Directors and Corporate Affairs	—	1954

Emilio Paulón	Alternate Director	Private Investor	22	1928

Gerardo Varela	Alternate Director	Chief Financial Officer of Tamsa	4	1947

Alejandro Cervantes Riba	Alternate Director	Private Investor	10	1938

Roberto Altamura	Alternate Director	Managing Director of Techint S.A. de C.V.	10	1949

Fernando Mantilla	Alternate Director	Secretary of San Faustín	10	1948

Javier Pérez Rocha	Alternate Director	Senior Partner of a Law Firm	15	1941

Hernando Sabau García	Alternate Director	Partner in S.A.I. Consultores S.C.	—	1953

(1)	Paolo Rocca and Gianfelice Rocca are brothers and are the nephews of Adalberto Cortesi and the sons of Roberto Rocca.

     Félix Todd Piñero is the Secretary of the Board of Directors and Francisco José Muñoz Jiménez is the Assistant Secretary of the Board of Directors.

     Under amendments to the Mexican Securities Market Law, the board of directors’ approval is required for related party transactions not in the ordinary course of business, purchases and sales of 10% or more of Tamsa’s total assets, the granting of guarantees in an amount exceeding 30% of Tamsa’s total assets, and all other transactions involving an amount greater than 1% of Tamsa’s total assets.

     Under Mexican law, members of the board of directors shall have the duties and responsibilities inherent to their position and those imposed upon them by the terms of the company’s by-laws. Our directors are jointly liable to us for the absence of shareholder capital contributions, any breach of applicable law or our by-laws in regards to the payment of dividends, transactions that require specific board approval as described above, the absence of mandatory accounting, control, information and recording systems and the lack of implementation of shareholder resolutions.

     Causes of action against directors may be initiated by us upon resolution of our shareholders’ meeting or by 15% of our shareholders, as long as, in the latter case, such enforcement is for the total amount for which the directors are liable, and the promoting shareholders did not vote not to proceed against the directors. A director will not be liable notwithstanding his presence at the meeting where the respective resolution was passed if the director opposed the relevant resolution.

     Any director whose interests may in any way be in conflict with the interests of Tamsa must make such situation known to the remaining directors and abstain from voting in any matter related to such transaction. There are no service contracts between any director and Tamsa or any of its subsidiaries that provide for benefits upon termination of employment; Tamsa’s directors, however, may be entitled to certain benefits under Mexican law upon termination of employment.

     In accordance with recent amendments to the Mexican Securities Market Law, the board of directors must constitute an audit committee comprised of members of the board of directors, the chairman and majority of which must be independent directors. The statutory auditors must attend as guests, with the right to express their opinion but without the right to vote. The audit committee is required to issue a report to be submitted to the general shareholders’ meeting.

     On May 10, 2002, an Audit Committee was created in accordance with the Mexican Securities Law. The Audit Committee is comprised of three members of the Board of Directors (Luis Alberto Aziz as Chairman, Emilio Paulon and Gerardo Varela), the majority of which, including the chairman, are independent Directors. The statutory auditors must attend as guests, with the right to express their opinion but without the right to vote. The Audit Committee is required to issue a report to be submitted to the general shareholders’ meeting.

     The Audit Committee’s duties include, among others, to assist the board of directors in the fulfillment of its oversight responsibilities with respect to the financial statements, the system of internal controls, the accounting policies and procedures and the audit process. In addition, the Audit Committee will perform other duties entrusted to it by the board of directors, particularly with respect to relations with the independent auditors.

     2.     Statutory Auditors

     Our by-laws require the appointment of at least one statutory auditor and one alternate statutory auditor. According to Mexican law, shareholders representing at least 10% of the capital stock of listed companies (such as Tamsa) may appoint one of those statutory auditors.

     The primary responsibilities of the statutory auditors are to monitor the performance of our board of directors and our management and report to the shareholders at the annual ordinary shareholders’ meeting regarding the accuracy and reasonableness of the board of directors’ annual report. The statutory auditors are also authorized to:

•	call ordinary or extraordinary shareholder meetings;

•	attend all shareholder, board of directors or audit committee meetings; and

•	generally monitor our affairs.

     There is currently one statutory auditor and one alternate statutory auditor, each of whom was appointed at our annual ordinary shareholders’ meeting held on April 30, 2003. The following table sets out the current statutory auditors, the position currently held by each of them and the years of service as statutory and alternate statutory auditors.

		Years as a Member or Alternate
Name	Position	Member

Enrique Osorno Heinze	Statutory Auditor	4
Juan Manuel Cárdenas López	Alternate Statutory Auditor	2

     3.     Senior Management

     Our executive officers, their respective positions and their years of service with us are as follows:

Name	Position	Years as an Executive Officer

Cecilia Bilesio	Assistant to the Chairman of the Board of Directors and Corporate Affairs	7
Vincenzo Crapanzano	Executive Vice President and Managing Director	3
Sergio de la Maza	Domestic Sales Director	2
Marcelo de Virgiliis	Export Sales Director	—
Claudio Gugliuzza	Administrative Director	4
Gustavo Kehr	Director of Operations	4
Héctor Quintanilla	Quality Director	8
Julio Eduardo Stulich	Logistics Director	3
Félix Todd Piñero	Legal Director	10
Gerardo Varela	Chief Financial Officer	11
Roberto Vilate	Technical Director	3

     Cecilia Bilesio. Ms. Bilesio currently serves as Assistant to the Chairman of the Board of Directors and Corporate Affairs of Tamsa. From 1984 to 1986, Ms. Bilesio worked for Techint Inc. in New York where she was in charge of negotiating financings for Siderca’s plant expansion project. From 1986 to 1996, Ms. Bilesio managed her own firm dedicated to the export business between Mexico and the United States. In 1996, she assumed her current position with Tamsa. Ms. Bilesio was born on September 12, 1954.

     Vincenzo Crapanzano. Mr. Crapanzano currently serves as Director, Executive Vice President and Managing Director of Tamsa. Prior to joining Tamsa, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He assumed his current position with Tamsa in 2000. Mr. Crapanzano was born on September 12, 1952.

     Sergio de la Maza. Mr. de la Maza currently serves as Domestic Sales Director of Tamsa. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked for Dalmine. He then became manager of Tamsa’s new pipe factory and later served as Manufacturing Manager and Quality Director of Tamsa. Subsequently, he was named Manufacturing Director of Siderca. In 2001, he assumed his current position with Tamsa. Mr. de la Maza was born on June 16, 1956.

     Marcelo de Virgiliis. Mr. de Virgiliis currently serves as Director of Tenaris Line Pipe Services Global Business. He began his career with the Tenaris companies in 1983, when he joined the financial planning division of Propulsora Siderúrgica (now Siderar). In 1986, he was assigned to the commercial department of Siat. He held various positions at Siat and ultimately, in 1999, was appointed General Manager of Siat. In 2003, he assumed his current position in Tamsa. Mr. de Virgiliis was born on July 20, 1959.

     Claudio Gugliuzza. Mr. Gugliuzza currently serves as Administrative Director of Tamsa. He joined Siderca in 1988 as operative auditor. In 1994, he joined Tamsa in the internal audit department and later became responsible for financial planning and commercial planning. In 1999, he was named Administrative Manager and in 2001, Administrative Director of Tamsa. Mr. Gugliuzza was born on April 25, 1966.

     Gustavo Kehr. Mr. Kehr currently serves as Director of Operations of Tamsa. He started his career with the Tenaris companies in 1980. In 1981, he joined Siderca as process engineer and later worked as a member of the team in charge of starting up the rolling mill operations. In 1993, he became rolling mill manager. In 1999, he joined Tamsa as pipe factory manager and in 2000, he assumed his current responsibilities. Mr. Kehr was born on February 11, 1957.

     Héctor Quintanilla. Mr. Quintanilla currently serves as Quality Director of Tamsa. He joined Tamsa in 1983 as head of quality control of melt shop, sponge iron and round bar rolling mill. He served as product engineering manager from 1994 until 2000, when he assumed his current responsibilities. Mr. Quintanilla was born on December 12, 1955.

     Julio Eduardo Stulich. Mr. Stulich currently serves as Logistics Director of Tamsa. He began his career with the Tenaris companies in 1989, when he joined the production division of seamless steel pipes at Siderca. He held various positions at Siderca and ultimately was appointed head of planning and production programming. In 1999, he left Siderca and joined Tamsa. Mr. Stulich was born on May 25, 1959.

     Félix Todd Piñero. Mr. Todd currently serves as Secretary of the Board and Legal Director of Tamsa. He joined Tamsa in 1993 as internal legal counsel. Prior to joining Tamsa, he was legal counsel for Union Carbide Mexicana, S.A. de C.V. (from 1988 to 1993) and Colgate Palmolive, S.A. de C.V. (from 1985 to 1988). Mr. Todd was born on November 15, 1957.

     Gerardo Varela. Mr. Varela currently serves as Alternate Director and Chief Financial Officer of Tamsa. Prior to joining Tamsa in 1992, Mr. Varela was Chief Financial Officer of Grupo Aluminio from 1982 to 1992. Mr. Varela also worked at Eastman Kodak Company in Rochester, New York from 1980 to 1982 and at Kodak Mexicana from 1969 to 1980 in the corporate finance and planning department where he held the position of Chief Financial Officer. Between 1963 and 1969, Mr. Varela worked at Bancomer in the internal control and auditing department. Mr. Varela received a M.S. in Systems and Planning from Universidad Iberoamericana in 1980, and an M.B.A. from Syracuse University in 1975. Mr. Varela is a certified public accountant with the B.A. degree from the National Autonomous University of Mexico. Mr. Varela was born on September 25, 1947.

     Roberto Vilate. Mr. Vilate currently serves as Technical Director of Tamsa. He was first employed with the Tenaris companies in 1969. From 1978 to 1982, Mr. Vilate worked as an independent consultant for the Argentine Nuclear Plan in Bariloche, Argentina. He rejoined the Tenaris companies in 1982 and in 1998 was assigned to the technical division of Siderca, Siat, Tamsa and Tavsa. In 2000, he assumed his current position with Tamsa. Mr. Vilate was born on September 10, 1940.

B.     Compensation

     The compensation of the directors and statutory auditors is determined at the annual ordinary shareholders’ meeting.

     For fiscal year 2002, the aggregate compensation of all our directors, alternate directors, statutory and alternate statutory auditors and executive officers paid or accrued in such year for services in all capacities was approximately Ps63.5 million.

C.     Board Practices

     See Item 6.A. “Directors, Senior Management and Employees—Directors and Senior Management.”

D.     Employees

     See Item 4. “Information on the Company—Tamsa—Employees.”

E.     Share Ownership

     As of May 30, 2003, none of our directors, alternate directors, statutory and alternate statutory auditors or executive officers owned any shares in Tamsa.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders

     The following table shows the current beneficial ownership of our shares, as of May 30, 2003, by (a) our principal shareholders (persons or entities that own beneficially 5% or more of our shares), (b) our directors, alternate directors, members and alternate member of the supervisory council and executive officers as a group and (c) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent

Tenaris S.A.	320,414,223	94.44
Directors, alternate directors, members and alternate member of the supervisory council and executive officers, as a group	—	—
Public	18,869,897	5.56

Total	339,284,120	100.00

     As of June 17, 2003, 3,698,211 ADSs were registered in the name of 1,483 holders resident in the United States.

     As of October 18, 2002, Tenaris held, directly or indirectly through Siderca, approximately 50.77% of Tamsa’s outstanding capital stock. On November 11, 2002, Tenaris launched an exchange offer for all the remaining outstanding shares and ADSs of Tamsa. After consummation of that exchange offer on December 17, 2002, Tenaris held, directly or indirectly, 94.50% of Tamsa’s outstanding capital stock. On April 30, 2003, Tamsa cancelled 3,650,000 shares of Tamsa held by its subsidiary Tamsider and, as a result, Tenaris’s ownership of Tamsa’s outstanding capital stock was reduced to 94.44%, which includes 44.3% of Tamsa’s outstanding capital stock held indirectly through its subsidiaries.

     As of May 30, 2003, San Faustín N.V., a Netherlands Antilles corporation, beneficially owned 61.2% of Tenaris’s outstanding voting stock. Until June 10, 2003, San Faustín was ultimately controlled by Roberto Rocca, either directly or through Rocca & Partners. Following Mr. Rocca’s death on June 10, 2003, San Faustín is controlled by Rocca & Partners.

     Tamsa is not aware of any person, other than Siderca, Tenaris, San Faustín or Rocca & Partners, who beneficially owns more than 5% of Tamsa’s capital stock as of the date of this annual report. None of the shares owned by Tenaris possesses extraordinary voting or other characteristics.

B.	Related Party Transactions

     In addition to the related party transactions that arise from the operation of the Tenaris companies (see Item 4.B. “Information on the Company—Tenaris”) we are not party to other material related party agreements.

C.	Interest of Experts and Counsel

     Not applicable.

Item 8.    Financial Information

A.	Financial Statements

     See Item 17 for Tamsa’s audited consolidated financial statements.

B.	Legal Proceedings

     See Item 4.A. “Information on the Company—Tamsa—Litigation.”

C.	Dividend Policy

     Tamsa does not have a formal policy governing the amount and payment of dividends. The amount and payment of dividends are determined by majority vote of the shareholders of Tamsa, generally, but not necessarily, on the recommendation of Tamsa’s board of directors. Since our controlling shareholder beneficially owned 94.44% of the capital stock of Tamsa as of May 30, 2003, it effectively has and will continue to effectively have the discretion to determine the amount and payment of future dividends. The payment of future dividends will also depend on Tamsa’s earnings, financial condition and other factors, including the requirements of Mexican law. All shares of Tamsa’s capital stock rank pari passu with respect to the payment of dividends.

     Tamsa declared and paid dividends of:

•	fiscal year 2000: USD30 million (or USD0.4374 per share at the exchange rate of Ps9.7025 per dollar). This amount was paid on May 31, 2001 in cash.

•	fiscal year 2001: USD30 million (or USD0.08748 per share, after the stock split, at the exchange rate of Ps9.1182 per dollar). This amount was paid on May 31, 2002 in cash.

•	fiscal year 2002: USD29.7 million (or USD0.08748 per share, at the exchange rate of Ps11.0584 per dollar). This amount was paid on May 15, 2003 in cash.

     In addition, on April 30, 2003, Tamsa’s shareholders’ meeting approved the creation of a reserve for future dividends in the amount of USD70 million and delegated to Tamsa’s board of directors the power to declare and pay any dividends against this reserve, unless otherwise resolved by a subsequent shareholders’ meeting. No assurances are given as to if or when such dividends will be declared or paid.

     The board of directors submits the consolidated financial statements of Tamsa for the preceding fiscal year, together with reports thereon by the statutory auditor, to the annual ordinary shareholders’ meeting for approval. Holders of Tamsa’s ADSs are entitled to vote at any shareholders’ meeting that may resolve on the payment of dividends, except that if Tamsa does not provide the depositary with the necessary voting materials on a timely basis, such holders of ADSs might not be able to exercise their voting rights. Tamsa has never failed to provide voting materials on a timely basis. On or before April 30 of each fiscal year, an ordinary shareholders’ meeting must be held to approve the consolidated financial statements and determine the allocation of Tamsa’s net income for the preceding fiscal year. Under Mexican law, the shareholders are required to allocate not less than 5% of net income per year to the legal reserve until the amount of the reserve equals 20% of Tamsa’s subscribed capital stock. If the legal reserve is subsequently reduced, dividends may not be paid until the legal reserve has been restored to its former level. The legal reserve is not available for distribution. At December 31, 2002, Tamsa’s legal reserve represented 8.64% of Tamsa’s subscribed capital stock, as adjusted. Under Tamsa’s by-laws, after the allocation to the legal reserve has been made, amounts may be segregated to fund additional reserves as determined by the shareholders’ meeting. The remainder of the retained earnings for the year may be distributed as dividends on capital stock or retained as a voluntary reserve, contingency reserve or other account, or any combination thereof, all as determined by the shareholders at the ordinary shareholders’ meeting. On April 30, 2003, Tamsa’s shareholders’ meeting approved an increase of the legal reserve by USD58.9 million.

     Owners of Tamsa’s ADSs are entitled to receive any dividends payable in respect of the underlying shares. Cash dividends are paid to the ADS depositary in U.S. dollars, directly or through a designated paying agent.

Item 9.     The Offer and Listing

     Our shares are listed on the Mexican Stock Exchange and our ADSs are listed on the AMEX.

A.	Mexican Stock Exchange

     Although Tamsa’s shares continue to be listed on the Mexican Stock Exchange, following the announcement of the results of the exchange offer by Tenaris, described in Item 4. “Information on the Company—Tamsa—Introduction” and “Information on the Company—Tenaris—General,” there have been no transactions with respect to Tamsa’s shares on the Mexican Stock Exchange.

     Set forth in the following table are reported high and low trade prices (in nominal Mexican pesos per share) of our shares on the Mexican Stock Exchange for the stated periods. For comparative purposes, the amounts shown below have been adjusted retroactively to reflect the stock split that occurred in July 2001.

	Price per Share

	High	Low

2003
First quarter(1)	16.50	16.50
2002
First quarter	19.52	15.91
Second quarter	20.50	17.50
Third quarter	19.45	16.15
Fourth quarter(1)	19.80	16.50
2001
First quarter	31.00	20.64
Second quarter	25.00	19.80
Third quarter	24.10	17.20
Fourth quarter	20.80	14.35
2000
First quarter	31.60	23.80
Second quarter	30.80	22.57
Third quarter	32.70	25.82
Fourth quarter	31.98	23.46
1999
First quarter	17.32	12.36
Second quarter	22.80	16.72
Third quarter	23.60	17.40
Fourth quarter	26.66	20.00
1998
First quarter	34.78	25.60
Second quarter	31.50	23.00
Third quarter	24.60	9.40
Fourth quarter	19.60	12.80

	Price per Share

	High	Low

Last Six Months(1)
December 2002	18.80	16.50
January 2003	16.50	16.50
February 2003	16.50	16.50
March 2003	16.50	16.50
April 2003	16.50	16.50
May 2003	16.50	16.50

(1)	Following the announcement, on December 16, 2002, of the results of the exchange offer by Tenaris, described in Item 4. “Information on the Company—Tamsa—Introduction” and “Information on the Company—Tenaris—General,” there have been no transactions with respect to Tamsa’s shares on the Mexican Stock Exchange.

     On December 13, 2002, the last full trading day on which Tamsa’s shares were traded on the Mexican Stock Exchange, the closing sales price for our shares was Ps16.50. As of May 30, 2003, there were 339,284,120 issued and outstanding shares of common stock of Tamsa, including 18,513,280 shares deposited with Banco Nacional de México, S.A., Institución de Banca Múltiple, Grupo Financiero Banamex Accival, or Banamex, as agent for JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York (the “Depositary”), as depositary under the Deposit Agreement dated January 1, 1964 as amended and restated as of June 1, 1991, October 15, 1991, July 1, 1993 and September 12, 1996 and amended as of July 9, 2001 and May 28, 2003 (the “Deposit Agreement”), among Tamsa, the Depositary and all holders from time to time of Tamsa’s ADSs.

     On March 31, 2003, Tenaris announced that it intends to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of Tamsa’s ADR facility and, if and when appropriate, the termination of Tamsa’s registration with the SEC. Following its delisting from the Mexican Stock Exchange, Tamsa will no longer be required to have independent directors and is expected not to have any independent directors in the future. Tenaris also announced that, subject to the approvals of the U.S. and Mexican securities regulators, it intends to effect an exchange of its shares and ADSs for any Tamsa shares and ADSs not held by Tenaris or its affiliates in accordance with Mexican and U.S. laws. Tenaris stated that it did not expect to obtain the requisite approvals, and consequently be in a position to propose any exchange of shares and ADSs, prior to June 2003. On April 30, 2003, Tamsa’s shareholders’ meeting gave the requisite approvals to effect such exchange.

     As of May 30, 2003, 320,414,223 shares of common stock (representing 94.44% of the total capital stock of Tamsa) had been registered with the National Foreign Investment Registry maintained by the SECON as being owned by Tenaris or by its direct or indirect subsidiaries.

     Tamsa is a 49.0% shareholder of Sidtam, a limited liability company organized under the laws of the British Virgin Islands. Siderca holds the remaining 51.0% of the capital stock of Sidtam. The purpose of Tamsa’s investment in Sidtam is to participate in different types of investment projects including, among others, the purchase of shares of Tamsa. Tamsa’s board of directors has authorized a capital contribution to Sidtam in an amount sufficient for Tamsa to participate proportionately in the purchase by Sidtam of two million shares of Tamsa’s capital stock. As of December 31, 2002, Sidtam held 9,700,000 shares of Tamsa.

     On March 2, 2001, Tamsa’s board of directors proposed a five-for-one stock split. Tamsa’s shareholders approved at the extraordinary shareholders’ meeting held on April 27, 2001 the five-for one stock split effective as of July 10, 2001. As a result, holders received five shares for each share held by them. Additionally, a modification of the ratio of ADSs to shares, from one ADS for each share to one ADS for each five shares, was approved. The increase in the number of shares issued and outstanding did not modify the capital stock. Tamsa issued 342,934,120 shares in exchange for the then outstanding 68,586,824 shares. New shares issued as a result of the stock split have the same rights as the shares then issued and outstanding.

     On March 19, 2002, the board of directors of Tamsa recommended a proposal for a dividend payment in the amount of USD30 million or USD0.08748 per share at the exchange rate of Ps9.1182 per dollar. Tamsa’s shareholders approved the dividend payment at the annual ordinary shareholders’ meeting held on April 30, 2002. The record date for such dividend payment was May 30, 2002.

     On February 28, 2003, the board of directors of Tamsa recommended a proposal for a dividend payment in the amount of USD29.7 million, or USD0.08748 per share at the exchange rate of Ps11.0584 per dollar, for the creation of a reserve for future dividends of USD70 million, and a reduction of Tamsa’s capital stock by 3,650,000 shares, to be submitted for approval at the general shareholders’ meeting to be held on April 30, 2003. Tamsa’s shareholders approved these proposals at the annual ordinary shareholders’ meeting held on April 30, 2003. The record date for such dividend payment was May 14, 2003, and the dividend was paid on May 15, 2003 in cash.

     The Mexican Stock Exchange is the only stock exchange in Mexico. It is organized as a corporation whose shareholders are the only entities authorized to trade in securities listed on the Exchange. Trading on the Mexican Stock Exchange is conducted electronically from 8:30 A.M. to 3:00 P.M. each business day.

     Although the Mexican Stock Exchange is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets, and, therefore, subject to greater volatility. Investors in the Mexican Securities Market are mostly individuals, mutual and pension funds and companies.

B.	American Stock Exchange

     As of May 30, 2003, a total of 3,702,656 ADSs were registered of record. This represents a decline from the 25,066,719 ADSs that were registered of record as of May 30, 2002. This decline was primarily due to the consummation on December 17, 2002 of the exchange offer by Tenaris described in Item 4. “Information on the Company—Tamsa—Introduction” and “Information on the Company—Tenaris—General.” JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York, acts as depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexican Stock Exchange and the price of the ADSs on the AMEX. On June 24, 2003, the closing sales price of our ADSs on the AMEX was USD13.10.

	Price per ADS
	(in U.S. dollars)

	High	Low

2003
First quarter	11.40	9.65
2002
First quarter	10.70	8.65
Second quarter	11.00	9.20
Third quarter	9.95	8.25
Fourth quarter	9.76	8.38
2001
First quarter	16.25	10.80
Second quarter	13.89	10.01
Third quarter	13.25	9.00
Fourth quarter	11.25	7.85
2000
First quarter	16.88	12.38
Second quarter	16.38	12.19
Third quarter	17.44	13.69
Fourth quarter	16.94	12.57
1999
First quarter	9.00	6.00
Second quarter	12.44	8.56
Third quarter	12.56	9.13
Fourth quarter	14.38	10.44
1998
First quarter	21.13	15.31
Second quarter	19.00	12.19
Third quarter	13.63	4.50
Fourth quarter	9.88	6.38

	Price per ADS

	High	Low

Last Six Months
December 2002	9.57	8.38
January 2003	11.39	9.65
February 2003	10.95	10.50
March 2003	11.40	10.45
April 2003	12.30	10.70
May 2003	12.61	11.00

Item 10.     Additional Information

     The following is a summary of the rights of the holders of our shares. These rights are set out in our estatutos sociales (by-laws) or are provided for by applicable Mexican law. This summary does not contain all information that may be important to you. For more complete information, you should read our by-laws, which are attached as an exhibit to this annual report.

A.	Share Capital

     Not applicable.

B.	Memorandum and Articles of Association

     1.     Shareholders’ Liability

     A shareholder’s liability under Mexican law for losses of a company is limited to the value of its shareholdings in the company. Shareholders of Mexican companies are not liable for further capital calls.

     2.     Registration and Transfer

     Tamsa’s shares may only be held in book-entry form through an intermediary participating in S.D. Indeval, S.A. de C.V. Institución para el Depósito de Valores, or Indeval. The Depositary through Banamex, which maintains an account with Indeval, holds the shares underlying Tamsa’s ADSs.

     3.     Voting Rights

     Under Tamsa’s by-laws, each share entitles the holder thereof to one vote at any shareholders’ meeting.

     Attendance of at least 50% of the outstanding shares of common stock is required to hold an ordinary shareholders’ meeting pursuant to a first call and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the shares present regardless of the number of shares present.

     Attendance of at least 75% of Tamsa’s outstanding shares of common stock is required to hold an extraordinary shareholders’ meeting pursuant to a first call. If a quorum is not available, a meeting may be held pursuant to a second call. The quorum for such second meeting is 50% of the outstanding shares of common stock and action may be taken by a vote of not less than 50% of the outstanding shares of common stock.

     Under Tamsa’s by-laws and in accordance with the Mexican Securities Market Law, holders of 10% of Tamsa’s outstanding capital stock may request that a vote on any action be delayed on the grounds that the shareholders have not received sufficient information on which to base their decision. Also, holders of 20% of Tamsa’s outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within fifteen days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or Tamsa’s by-laws.

     4.     Shareholders’ Meetings

     General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporate Law including, principally, amendments of the by-laws, liquidation, merger and transformation from one type of company to another. General meetings called to consider all other matters are ordinary meetings. An annual ordinary general meeting must be held each year to consider the approval of the consolidated financial statements for the preceding fiscal year, allocate profits, if any, from such preceding fiscal year, appoint directors and stockholders’ examiners and determine their compensation.

     Shareholders’ meetings may be called by the board of directors or the stockholders’ examiners and shall be called by the board or the stockholders’ examiners at the written request of the holders of 10% of Tamsa’s outstanding capital stock. Notice of meetings must be published in the official gazette of Tamsa’s corporate domicile or in a newspaper of general circulation in Tamsa’s corporate domicile and in a newspaper of general circulation in New York City at least fifteen days prior to the meeting and, if deemed advisable by the board, in other Mexican and foreign newspapers. Meetings must be held at Tamsa’s corporate domicile. In order to attend a meeting, shareholders must deposit their shares at Tamsa’s offices, corporate domicile, at Indeval or with a Mexican or foreign banking institution as specified in the call itself. If so entitled to attend the meeting, a shareholder may be represented by proxy.

     5.     Dividends

     See Item 8.C. “Financial Information—Dividend Policy.”

     6.     Capital Increases and Reductions

     Our capital stock may be increased by resolution of an extraordinary shareholders’ meeting unless such increase is a consequence of the conversion of previously issued convertible debentures. Capital increases require an amendment of Tamsa’s by-laws, and must be registered with the Public Registry of Commerce. Increases in Tamsa’s capital stock through a public offering of shares requires approval from the Comisión Nacional Bancaria y de Valores, or Mexican National Banking and Securities Commission or CNBV. Reductions of Tamsa’s capital stock must be approved at an extraordinary shareholders’ meeting and must be registered in the Public Registry of Commerce.

     7.     Rights

     Holders of common stock, including common stock held in the form of ADSs, except in the case of the issuance of treasury shares to be held for exchange of convertible securities, and except in the case of common stock issued in connection with a public offering as described below, have pre-emptive rights to subscribe for new shares of capital stock of the class they hold, in proportion to the number of such shares held. Pre-emptive rights may be exercised after publication in the official gazette of Tamsa’s corporate domicile of a notice of the proposed issuance of additional capital stock and the period for exercise must be at least fifteen days. Under Mexican law, pre-emptive rights cannot be represented by an instrument that is negotiable separately from the corresponding share.

     Pre-emptive rights are provided to holders of common stock by the Mexican Securities Market Law and the Mexican General Corporate Law and changes to such rights could be effected only through changes to Mexican law.

     8.     Appraisal Rights

     Whenever the shareholders approve a:

•	change of corporate purposes;

•	change of nationality of the corporation;

•	transformation from one type of company to another; or a

•	spin-off of the company,

any shareholder entitled to vote on such change who has voted against it may withdraw from the company and receive the book value attributable to its shares, provided the shareholder requests such action within fifteen days following the adjournment of the meeting at which the change was approved.

     9.     Liquidation

     Upon dissolution of Tamsa, liquidation of Tamsa’s business will be carried out by one or more liquidators appointed by the shareholders to wind up Tamsa’s affairs. In the event of liquidation, Tamsa’s assets will be applied to satisfy its debts and liabilities. Any remaining amounts will be distributed to Tamsa’s shareholders in proportion to their respective shareholdings.

     10.     Redemption and Repurchase

     Tamsa’s shares are subject to redemption in connection with a reduction in capital by majority vote of shareholders at an extraordinary shareholders’ meeting. Redeemed shares shall be determined by lottery. Any shares so redeemed must be canceled. Tamsa may repurchase its shares through purchases on the Mexican Stock Exchange in accordance with applicable provisions of Mexican law. Tamsa may not exercise the corporate rights of shares it has repurchased, which shall not be considered outstanding for purposes of determining a quorum or for voting at shareholders’ meetings.

     11.     Exclusive Jurisdiction

     Tamsa’s by-laws are governed by Mexican law and any action relating to enforcement of Tamsa’s by-laws or shareholder’s rights thereunder is required to be brought in a Mexican court.

     12.     Duration and Purpose

     Under Tamsa’s by-laws, our duration is 90 years counted as of April 30, 1997. Tamsa’s duration may be extended by shareholder approval at an extraordinary shareholders’ meeting.

     Tamsa’s corporate purpose is the manufacture, purchase, sale and distribution of steel, iron and any other kind of metal and metal-pipe, especially seamless pipe; the participation, by itself or with third parties, in industrial and commercial companies engaged in any activities similar, related or supplementary activities to those mentioned above; the rendering of technical and administrative services related to the corporate purpose, such as services connected with the distribution and sale of pipes and the assistance to users of pipes manufactured by Tamsa, as well as supplementary services, with the petroleum industry or with other industries using seamless pipe and support services to suppliers and clients, including financing, technical and administrative assistance. Further description can be found in Article Two of Tamsa’s By-laws, an English translation of which is an exhibit to this annual report.

     13.     Conflict of Interest

     A shareholder that votes on a business transaction involving Tamsa in which its interest conflicts with Tamsa’s interest may be liable for damages, but only if the transaction would not have been approved without its vote.

     14.     Foreign Investment Legislation

     Under Mexican law governing foreign investment in Mexico, the purchase of shares of a Mexican corporation by an individual or legal entity domiciled abroad or by a Mexican company with a majority of foreign capital constitutes foreign investment. Currently, foreign investment in companies engaged in the steel sector is not restricted, and no prior approval is required for foreign investments. No prior approval is required in order to acquire or exercise any right under Tamsa’s shares or ADSs.

     As required by Mexican law, the by-laws of Tamsa provide that “Foreign individuals or corporations may participate in the capital stock of the Company, with the limitations as regards proportion and with the obligations set forth by the applicable laws. Any foreigner who at the time of incorporation or at any ulterior time, acquires an interest or corporate participation in the Company shall be considered, by that simple fact as Mexican regarding one and the other, and it shall be understood that he agrees not to invoke the protection of his Government under the penalty, in case of not honoring his commitment, of forfeiting such interest or participation to the benefit of the Mexican nation.”

C.	Material Contracts

     For a summary of any material contract entered into by Tamsa or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see Item 4.A. “Information on the Company—Tamsa “ and Item 4.B. “Information on the Company—Tenaris.”

D.	Exchange Controls

     See Item 3.E. “Key Information—Exchange Rates.”

E.	Taxation

     Mexican Tax Considerations

     Dividends

     Dividends paid to holders with respect to the shares, including shares represented by ADSs from retained earnings not previously taxed are subject to a 51.52% tax payable by Tamsa. Dividends paid from previously taxed retained earnings are not subject to any income tax payable by Tamsa. Since January 1, 2002, the dividends paid to shareholders of Tamsa have not been subject to a withholding tax.

     Other

     Gain or loss on the sale or other disposition of ADSs, whether or not held by Mexican residents, will not be subject to Mexican tax. Deposits of shares in exchange for ADSs and withdrawals of common stock in exchange for ADSs will not give rise to Mexican tax or transfer duties.

     Gain or loss on the sale of shares will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or the AMEX. Gain or loss on sales or other dispositions of common stock made in other circumstances would be subject to a 34% Mexican tax, regardless of the nationality or residence of the transferor. As a result of modifications to the Income Tax Law, approved on January 1, 2002, the current tax rate of 35% will be decreased by 1% annually beginning in 2003 until it reaches a rate of 32% in 2005.

     There are no Mexican inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs or shares. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or shares.

     Deposits and withdrawals of shares in exchange for ADSs will not be subject to Mexican federal withholding tax.

     The Convention Between the Government of the United States of America and the Government of Mexico for the Avoidance of Double Taxation with Respect to Taxes on Income and the Prevention of Fraud or Fiscal Evasion and a Protocol thereto (the “Treaty”) initially came into force on January 1, 1994. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Under the Treaty, a holder that is eligible to claim the benefits of the Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of shares in a transaction that is not carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Secretaría de Hacienda y Crédito Público or Ministry of Finance and Public Credit, so long as the holder did not own, directly or indirectly, 25% or more of common stock within the 12-month period preceding such sale or other disposition.

     United States Tax Considerations

     The following discussion describes the material United States federal income tax consequences of the ownership of shares or ADSs. It applies to you only if you are a United States Holder, as defined below, and you hold your shares or ADSs as capital assets for tax purposes.

     This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of Tamsa,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the Treaty. These laws are subject to change, possibly on a retroactive basis.

     In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     For purposes of this discussion, you are a United States Holder if you are a beneficial owner of shares or ADSs and you are

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     United States Holders are urged to consult their own tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of shares or ADSs.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

     Taxation of Dividends

     Under the United States federal income tax laws, if you are a United States Holder, the gross amount of any dividend paid by Tamsa out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 2, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States Holder will be the U.S. dollar value of the Mexican peso payments made, determined at the spot Mexican peso/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in your shares or ADSs and thereafter as capital gain.

     Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Distributions of additional shares to you with respect to shares that are made as part of a pro rata distribution to all shareholders of Tamsa generally will not be subject to United States federal income tax.

     Taxation of Capital Gains

     If you are a United States Holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     PFIC Considerations

     Tamsa does not believe that it will be treated as a passive foreign investment company, or a “PFIC”, for United States federal income tax purposes, and this discussion so assumes, but that is a factual determination made annually and therefore may be subject to change. If Tamsa were to be treated as a PFIC, a United States Holder could be subject to certain adverse tax consequences.

F.	Dividends and Paying Agents

     Not applicable.

G.	Statement by Experts

     Not applicable.

H.	Documents on Display

     Tamsa is subject to the informational requirements of the CNBV and the Mexican Stock Exchange and files reports and other information relating to its business, financial condition and other matters with the CNBV and the Mexican Stock Exchange. You may read such reports, statements and other information, including Tamsa’s publicly-filed consolidated financial statements, at the public reference facilities of the National Banking and Securities Commission and Mexican Stock Exchange maintained in Mexico City. Tamsa is required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by Tamsa at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Tamsa’s filings with the SEC are also available to the public at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     JPMorgan Chase Bank acts as depositary for Tamsa’s ADSs. During the time there continue to be Tamsa ADSs deposited with the Depositary, Tamsa will furnish the Depositary with:

•	its annual reports, and

•	summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to shareholders of Tamsa.

     The Depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the ADSs of Tamsa. Any record holder of ADSs may read such reports, notices, or summaries thereof, and communications at the Depositary’s office. The depositary’s office is located at 1 Chase Manhattan Plaza, New York, NY 10081.

     Whenever a reference is made in this annual report to a contract or other document of Tamsa, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the annual report for a copy of the contract or other document. You may review a copy of the annual report at the SEC’s public reference room in Washington, D.C.

I.	Subsidiary Information

     Not applicable.

Item 11.     Quantitative and Qualitative Disclosure About Market Risk

     The following discussion concerning Tamsa’s risk management activities includes forward contracts and other derivatives that involve risks and uncertainties. Actual results could differ due to the nature of these financial transactions. The analysis shown below presents the hypothetical loss/earnings on the fair value of the financial instruments and derivative instruments which were held by Tamsa at December 31, 2002 and are sensitive to changes in interest rates, foreign exchange rates and market prices. Such loss/earnings are presented using December 31, 2002 constant Mexican pesos and actual amounts could differ as a result of Mexican GAAP restatement provisions. None of these instruments are held for trading purposes. In the ordinary course of business, Tamsa also faces risks with respect to financial instruments that are either non-financial or non-quantifiable, such risks principally include country risk and credit risk and are not presented in the following analysis. The risk analysis does set forth the sensitivity of Tamsa’s financial instruments to selected changes in interest rates, foreign exchange rates or quoted market prices.

     1.     Interest Rate Sensitivity

     Tamsa generally does not undertake any specific actions to cover its exposure to interest rate risk and at December 31, 2002 was not a party to any interest rate risk management transactions.

     The following table provides information about Tamsa’s debt obligations as of December 31, 2002, which included fixed and variable interest rate. The variable portion of some of these debt obligations was LIBOR and established fixed spreads. Fair values from the majority of Tamsa’s long-term debt obligations are based on quotes from dealers.

					Favorable	Favorable
					(Unfavorable)	(Unfavorable)
					effect in fair	effect in fair
	Carrying	Carrying	Fair value		value Mexican	value U.S.
	value (millions	value	(millions of	Fair value	pesos (millions	dollars
	of Mexican	(millions of	Mexican	(millions of	of Mexican	(millions of
Financial instrument	pesos)	U.S. dollars)	pesos)	U.S. dollars)	pesos)	U.S. dollars)

Unsecured loans from foreign financial institutions (fixed rate)	1,040.0	100.9	1,040.0	100.9	1.44/(1.44)	0.14/(0.14)
Other long-term liabilities	683.2	66.3	683.2	66.3	0.94/(0.94)	0.09/(0.09)

     An increase/decrease in LIBOR of 10% would represent an increase/decrease in the interest cost of approximately USD0.2 million per year.

     At December 31, 2002, Tamsa’s temporary investment portfolio consisted primarily of fixed short-term deposits. Given the short-term nature of such instruments, an increase in interest rates would not significantly decrease the market value of such securities. This sensitivity analysis does not consider the monetary gain or loss, if any, which would be recognized under Mexican GAAP as a result of the expected net monetary position of Tamsa in 2002 and future effects of inflation. At December 31, 2002, Tamsa had a net monetary liability position. See notes 1 and 2 to Tamsa’s audited consolidated financial statements included in this annual report. As discussed in note 10 to Tamsa’s audited consolidated financial statements, at December 31, 2002, Tamsa was not party to any interest swap arrangements.

     2.     Foreign Exchange Rate Risk

     Tamsa continuously monitors its economic exposure to changes in foreign exchange rates. At December 31, 2002, Tamsa’s net monetary asset position in U.S. dollars and subject to foreign currency exchange rate fluctuations amounted to USD68,448 thousand (Ps705,870 thousand). The exposure amount is determined based on the monetary position of Tamsa and its Mexican subsidiaries and primarily reflects U.S. dollar-denominated debt, reduced by Tamsa’s cash and cash equivalents and other U.S. dollar denominated assets (mainly receivables). See note 2 to Tamsa’s audited consolidated financial statements included in this annual report. The aggregate hypothetical loss on an annual basis that would result from a hypothetical appreciation of 10.0% in the U.S. dollar to Mexican peso exchange rate is estimated to be Ps70,578 thousand.

     Tamsa is subject to risk from changes in foreign exchange rates, in particular in regards to its sales in Canadian dollars, which as of December 31, 2002, amounted to approximately 31 million Canadian dollars.

     In order to hedge the exchange rate exposures on receivables denominated in Euros maturing in January and March, 2003, on December 10 and 13, 2002, Tamsa entered into two forward contracts to sell EUR8,973 thousand and EUR2,000 thousand at a fixed exchange rate of USD1.003 and USD1.0194 per Euro, respectively, with maturities at January 31 and March 27, 2003, respectively. At December 31, 2002, Tamsa recorded a loss provision of USD418 thousand; however, at the maturity of these forward contracts Tamsa will realize an exchange gain of USD174 thousand.

     3.     Commodity Derivative Instruments

     On February 22, 2001, Tamsa entered into a three-year agreement with Pemex to receive approximately 296,600 million BTUs of natural gas, on a monthly basis, for the period from January 1, 2001 to December 31, 2003, at a fixed price of USD4.00 dollars per million BTUs.

     In order to cover a decrease in natural gas prices, on March 2, 2001, Tamsa entered into a forward contract with Enron with the option to sell up to 200,000 million BTUs per month of natural gas at a minimum base price of USD4.05 per million BTUs from March 2002, through December 2003. As a result of Enron’s bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa’s option under this contract and, consequently, the premium paid to Enron of USD2.3 million for this put option was written off during the fourth quarter of 2001.

     In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank and JPMorgan Chase in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market prices instead of at the USD4.00 per million BTUs rate charged by Pemex, resulting in a more favorable price to Tamsa for natural gas so long as the market price remains below USD4.00. Under the agreements, Tamsa must continue to make its purchases of natural gas at market prices even if the market price rises above USD4.00 per million BTUs, thereby exposing Tamsa to the risk in the future of rising market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTUs rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002, to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003, to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at a price of USD2.765 per million BTUs. At December 31, 2002, the fair value of these instruments was a liability of Ps29,567 thousand, which was charged to income of the year as a part of cost of products sold.

Item 12.    Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

     On May 30, 2003, the holders of Tamsa’s ADSs were notified that the deposit agreement relating to Tamsa’s ADSs had been amended to provide that each holder of Tamsa ADSs that are outstanding on the expiration date of any exchange offer by Tenaris or any of its affiliates who has not tendered such Tamsa ADSs pursuant to such exchange offer will be deemed to have instructed the depositary to tender the underlying Tamsa shares into such exchange offer in exchange for the appropriate amount of consideration, and the Tamsa depositary will do so unless instructed otherwise by Tamsa. The amendment to the Tamsa deposit agreement will go into effect on June 30, 2003.

Item 15.     Controls and Procedures

     Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934) within 90 days of the filing date of this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation.

Item 16A.    Audit Committee Financial Expert

     Not applicable.

Item 16B.    Code of Ethics

     Not applicable.

Item 16C.    Principal Accountant Fees and Services

     Not applicable.

PART III

Item 17.    Financial Statements

     We have responded to Item 18 in lieu of responding to this Item.

Item 18.    Financial Statements

     See pages F-1 through F-40 of this annual report.

Item 19.    Exhibits

Exhibit
Number	Description

1.1	By-laws of Tamsa, as amended as of April 30, 2003.*

2.1	Deposit Agreement dated as of January 1, 1964, as amended and restated as of June 1, 1991, October 15, 1991, July 1, 1993 and September 12, 1996, and amended as of July 9, 2001, between Tamsa, JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York, as depositary, and the holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File Nos. 33-41380, 33-35558 and 333-13702) filed with the SEC on July 9, 2001).

2.2	Amendment, dated as of May 28, 2003, to the Deposit Agreement dated as of January 1, 1964, as amended and restated as of June 1, 1991, October 15, 1991, July 1, 1993 and September 12, 1996, and amended as of July 9, 2001, between Tamsa, JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York, as depositary, and the holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File Nos. 33-41380, 33-35558 and 333-13702) filed with the SEC on May 28, 2003).

4.1	Atlas Bradford Technology Sublicense Agreement, dated May 24, 2002, between Tenaris Connections B.V. and Tamsa.

4.2	Tenaris Premium Connections Technology License Agreement, dated July 10, 2002, between Tenaris Connections B.V. and Tamsa, and Addendum thereto, dated November 10, 2002.

4.3	Service Agreement dated as of August 30, 2001, between Tamsa and Exiros México, S.A. de C.V. (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2001).*

4.4	Amended and Restated Export Agency Agreement, dated as of October 4, 2000 between Tamsa and Techint Engineering L.L.C. (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000).

4.5	Assignment Agreement, dated October 15, 2002, between Techint Engineering LLC and Tenaris Global Services LLC relating to the assignment of export agency agreements (such agreement is incorporated herein by reference to the Registration Statement on Form F-4 by Tenaris S.A., File No. 333-99769)

4.6	NKK-Premium Connections Technology and Trademark Sublicense Agreement, dated as of October 2, 2000, between DST Connection Systems BV and Tamsa (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000).

4.7	Business Opportunities Agreement dated as of March 30, 2001 between Tamsa, Siderca and Dalmine (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000).

4.8	Just-In-Time Agreement dated as of March 23, 2001 between Tamsa and Pemex Exploración y Producción (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000).

8.1	List of Tamsa subsidiaries.

*	English translation.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

February 21, 2003

To the Shareholders of
Tubos de Acero de México, S. A.

1.	We have audited the accompanying consolidated balance sheets of Tubos de Acero de México, S. A. and subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of income, of changes in shareholders’ equity and of changes in financial position for the three years ended December 31, 2002, 2001, and 2000, all expressed in constant Mexican pesos of December 31, 2002 purchasing power. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tubos de Acero de México, S. A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and the changes in their shareholders’ equity and in their financial position for the three years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in Mexico.

4.	Accounting principles generally accepted in Mexico vary in certain important respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the latter would have affected the determination of consolidated net income expressed in Mexican pesos of December 31, 2002 purchasing power for the years ended December 31, 2002, 2001 and 2000, and the determination of consolidated shareholders’ equity and consolidated financial position, also expressed in Mexican pesos of December 31, 2002 purchasing power, at December 31, 2002, 2001 and 2000, to the extent summarized in Note 12 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ Bernardo Ismael González Vidrio

Bernardo Ismael González Vidrio

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos of
December 31, 2002 purchasing power

	December 31,

	2002	2001

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 8a.)	Ps1,388,689	Ps588,632
Accounts and notes receivable — Net (Note 8b.)	2,582,889	1,767,614
Inventories — Net (Note 8c.)	1,488,968	1,528,581
Prepaid expenses and recoverable taxes (Note 8d.)	49,378	69,532

Total current assets	5,509,924	3,954,359
INVESTMENTS IN ASSOCIATED COMPANIES — Net (Note 11)	517,697	614,351
PROPERTY, PLANT AND EQUIPMENT — Net (Note 3)	8,280,347	7,928,131
OTHER ASSETS	12,144	81,442

Total assets	Ps14,320,112	Ps12,578,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable to financial institutions, including current portion of long-term debt (Note 4)	Ps1,040,016	Ps247,385
Trade accounts and notes payable	881,936	652,518
Other accounts payable and accrued expenses (Note 8e.)	420,463	341,991

Total current liabilities	2,342,415	1,241,894

LONG-TERM DEBT (Note 4)	683,203	1,361,585
OTHER LIABILITIES AND DEFERRED CREDITS	171,989	192,001
DEFERRED INCOME TAX (Note 6)	2,171,121	2,154,157

Total non-current liabilities	3,026,313	3,707,743

Total liabilities	5,368,728	4,949,637

SHAREHOLDERS’ EQUITY (Note 5):
Capital stock	10,694,466	10,694,466
Additional paid-in capital	6,993,640	6,993,640
Retained earnings	16,950,221	16,053,830
Initial effect of deferred income tax	(2,389,797)	(2,389,797)
Cumulative translation adjustment	(898,224)	(833,676)
Cumulative loss from holding non-monetary assets	(22,386,592)	(22,919,670)

Equity of majority shareholders	8,963,714	7,598,793
Minority interest in consolidated subsidiary	(12,330)	29,853

Total shareholders’ equity	8,951,384	7,628,646
CONTINGENCIES AND COMMITMENT (Notes 9 and 10)

Total liabilities and shareholders’ equity	Ps14,320,112	Ps12,578,283

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza V.
Vice Chairman of the Board	Administrative Director

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Note 7)

Thousands of Mexican pesos — except income

per share — of December 31, 2002 purchasing power

	Years ended December 31,

	2002	2001	2000

Net sales	Ps6,728,275	Ps6,899,027	Ps6,463,007
Cost of products sold	(4,145,970)	(4,067,468)	(4,231,637)
Operating expenses	(1,191,082)	(1,288,774)	(1,175,100)

Operating profit	1,391,223	1,542,785	1,056,270
Comprehensive financing cost (Note 1a.)	(165,924)	(42,106)	(88,544)
Other expenses — Net	(13,115)	(26,834)	(9,879)

Income before the following items	1,212,184	1,473,845	957,847
Income tax, asset tax and employees’ statutory profit sharing (Note 6)	(60,114)	(592,710)	(483,743)

Income before equity in associated companies and other items	1,152,070	881,135	474,104
Equity in loss of associated companies (Note 11)	(16,047)	(290,930)	(52,608)

Income before the following item	1,136,023	590,205	421,496
Cumulative effect of change in accounting principle (Note 1q.)		(11,567)

Net income for the year	Ps1,136,023	Ps578,638	Ps421,496

Income corresponding to majority shareholders	Ps1,177,049	Ps574,947	Ps439,319
Minority interest in (loss) income of consolidated subsidiary	(41,026)	3,691	(17,823)

Net income for the year	Ps1,136,023	Ps578,638	Ps421,496

Income per share in Mexican pesos (Note 1o.):

Income per share before the following item	Ps3.35	Ps1.74	Ps1.24
Cumulative effect of change in accounting principle		(0.03)

Net income per share	Ps3.35	Ps1.71	Ps1.24

      The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza V.
Vice Chairman of the Board	Administrative Director

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Note 5)
Thousands of Mexican pesos of
December 31, 2002 purchasing power

				Initial		Cumulative loss		Minority
		Additional		effect of	Cumulative	from holding	Equity of	interest in	Total
	Capital	paid-in	Retained	deferred	translation	non-monetary	majority	consolidated	shareholders’
	stock	capital	Earnings	income tax	adjustment	assets	shareholders	subsidiary	equity

Balances at January 1, 2000	Ps10,694,466	Ps6,993,640	Ps15,671,845		(Ps572,053)	(Ps22,125,692)	Ps10,662,206	Ps30,996	Ps10,693,202
Dividends paid			(320,176)				(320,176)		(320,176)
Comprehensive loss (Note 1r.)			439,319	(Ps2,389,797)	(149,567)	(486,255)	(2,586,300)	46	(2,586,254)

Balances at December 31, 2000	10,694,466	6,993,640	15,790,988	(2,389,797)	(721,620)	(22,611,947)	7,755,730	31,042	7,786,772
Dividends paid			(312,105)				(312,105)		(312,105)
Comprehensive income (Note 1r.)			574,947		(112,056)	(307,723)	155,168	(1,189)	153,979

Balances at December 31, 2001	10,694,466	6,993,640	16,053,830	(2,389,797)	(833,676)	(22,919,670)	7,598,793	29,853	7,628,646
Dividends paid			(280,658)				(280,658)		(280,658)
Comprehensive income (Note 1r.)			1,177,049		(64,548)	533,078	1,645,579	(42,183)	1,603,396

Balances at December 31, 2002	Ps10,694,466	Ps6,993,640	Ps16,950,221	(Ps2,389,797)	(Ps898,224)	(Ps22,386,592)	Ps8,963,714	(Ps12,330)	Ps8,951,384

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza V.
Vice Chairman of the Board	Administrative Director

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of
December 31, 2002 purchasing power

	Years ended December 31,

	2002	2001	2000

Resources provided by operations:
Income before cumulative effect of change in accounting principle	Ps1,136,023	Ps590,205	Ps421,496

Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and other	501,307	433,810	417,005
Deferred income tax	(246,938)	5,916	176,285
Equity in loss of associated companies	16,047	290,930	52,608
Exchange loss (gain) which did not require resources	108,402	17,621	(8,876)
(Increase) decrease in accounts receivable, notes receivable, prepaid expenses and recoverable taxes	(702,823)	422,760	(423,204)
Decrease (increase) in inventories	175,622	(199,577)	37,581
Increase (decrease) in trade accounts and other accounts payable and accrued expenses	292,403	(340,569)	347,085

Total adjustments	144,020	630,891	598,484

Resources provided by operations before the following item	1,280,043	1,221,096	1,019,980
Cumulative effect of change in accounting principle		(11,567)

Resources provided by operations	1,280,043	1,209,529	1,019,980

Resources used in investing activities:
Increase in interest in associated companies	(21,303)	(52,606)	(404,651)
Purchases of property, plant and equipment — Net	(184,212)	(851,186)	(452,099)

Resources used in investing activities	(205,515)	(903,792)	(856,750)

Resources used in financing activities:
Net increase (decrease) in short-term notes payable to banks	776,016	(106,226)	(867,259)
(Decrease) increase in long-term debt — Net	(769,829)	369,660	1,056,344
Dividends paid	(280,658)	(312,105)	(320,176)

Resources used in financing activities	(274,471)	(48,671)	(131,091)

Increase in cash and cash equivalents	800,057	257,066	32,139
Cash and cash equivalents at beginning of year	588,632	331,566	299,427

Cash and cash equivalents at end of year	Ps1,388,689	Ps588,632	Ps331,566

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza V.
Vice Chairman of the Board	Administrative Director

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

(Amounts in thousands of Mexican pesos (Ps) of December 31, 2002 purchasing power and thousands of US dollars, euros and Japanese yen, except for exchange rates)

Note 1 — Main Activity and Summary of Significant Accounting Policies:

      Tubos de Acero de México, S. A. (Tamsa or the Company) was formed in 1952 and consists of a group of companies that manufacture and sell seamless steel pipe, primarily for use in the petroleum industry.

      Tamsa is a subsidiary of Tenaris, S. A. (Tenaris), a Luxembourg corporation, created in 2001 to hold investments in the steel pipe manufacturing and distribution businesses. Tenaris is a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries (see Note 5).

      At December 31, 2002 and at February 21, 2003, date of issuance of the consolidated financial statements, Tenaris and its subsidiaries had an ownership interest in Tamsa of 94.5%.

      The accompanying consolidated financial statements are expressed in thousands of Mexican pesos of December 31, 2002 purchasing power and have been prepared applying accounting principles generally accepted in Mexico.

      The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

     a.  Recognition of the effects of inflation in the consolidated financial statements

      The Company recognizes the effects of inflation in its consolidated financial statements in accordance with accounting principles generally accepted in Mexico. As a result of the recognition of the effects of inflation in the consolidated financial statements, the following concepts are included.

      The gain (loss) from holding non-monetary assets mainly represents the change in the basis of restatement of non-monetary assets (primarily property, plant and equipment) vis-a-vis the rate of inflation as measured by the National Consumer Price Index (NCPI — see Note 1f.). Additionally, this item includes the effect of the restatement of inventories and cost of products sold at replacement cost as required by Statement B-10 issued by the Mexican Institute of Public Accountants (MIPA). This gain (loss) is included directly in shareholders’ equity as a component of comprehensive income (loss) of the year.

      Gain on net monetary position represents the purchasing power gain from holding monetary items, measured by the NCPI, in Mexican pesos of December 31, 2002 purchasing power. This item is included in comprehensive financing cost in the accompanying consolidated statements of income, as shown below:

	Years ended December 31,

	2002	2001	2000

Gain on net monetary position	Ps59,340	Ps24,225	Ps24,810
Interest and financing expense — Net	(46,299)	(81,172)	(76,393)
Foreign exchange (loss) gain — Net	(178,965)	14,841	(36,961)

Comprehensive financing cost	(Ps165,924)	(Ps42,106)	(Ps88,544)

      Inflation rates in Mexico and Venezuela for the reported periods were as follows:

	2002	2001	2000

Mexico	5.7%	4.4%	9.0%
Venezuela	31.2%	12.3%	12.8%

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     b.  Principles of consolidation and valuation of investments in associated companies

      The accompanying consolidated financial statements include the financial statements of Tamsa and its wholly-owned subsidiaries, which are shown below:

Company	Main activity

Inmobiliaria Tamsa, S.A. de C.V.	Leasing of real estate
Tamsider, S.A. de C.V. (Tamsider) and subsidiaries, including Tavsa — Tubos de Acero de Venezuela, S. A. (Tavsa)	Promotion and organization and of steel-related companies
Tamtrade, S.A. de C.V. (Tamtrade)	Sale of seamless steel pipe
Empresas Riga, S.A. de C.V. (Riga) (acquired on June 20, 2001)	Manufacture of welded connectors made of seamless steel pipe
Socover, S.A. de C.V. (acquired on October 1, 2001 and merged with Tamtrade on January 1, 2003)	Sale of seamless steel pipe
Corporación Tamsa, S.A. (liquidated on August 1, 2002)	Sale of seamless steel pipe

     Balances and transactions between Tamsa and its subsidiaries were eliminated in consolidation.

     Investments in associated companies in which Tamsa owns 10% or more of the common stock are accounted for by the equity method of accounting. Investments representing less than 10% of the investee’s equity are carried at acquisition cost, restated using the NCPI.

     c.  Cash and cash equivalents

      Cash and cash equivalents comprise cash and highly liquid short-term securities with an initial maturity of less than three months. Highly liquid short-term securities are carried at fair market value (see Note 8a.).

     d.  Inventories

      Inventories are stated at their estimated net replacement cost, which is not in excess of their net realizable value (see Note 8c.). The cost of products sold reflects their estimated replacement cost at the time of sale.

      In conformity with industry practices, manufacturing tools, spare parts and supplies are included under current assets, even though they may not be consumed within one year.

      Based on inventory turnover levels, the Company increased its allowance for obsolescence, debiting the cost of products sold by Ps15,466 in 2002 and Ps2,045 in 2000. In 2001 it was not necessary to increase this allowance.

     e.  Maintenance expenses of production capacity

      Ordinary maintenance expenses are expensed as cost of products sold in the period in which they are incurred.

      Special maintenance expenses incurred to maintain the production capacity of the industrial facilities are recorded as deferred expenses when incurred and amortized over a period of 12 to 24 months, which corresponds to the period in which the benefits of the maintenance are expected to be realized (see Note 8d.).

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     f.  Property, plant and equipment

      The Company follows the following policies in respect of property, plant and equipment:

•	Property and domestically-sourced machinery and equipment are restated by applying factors derived from the NCPI to their carrying value as determined at December 31, 1996, or to their acquisition cost if purchased after that date.

•	Imported machinery and equipment are restated by applying inflation factors of the country of origin to the acquisition cost (expressed in the original currency), and subsequently translated at the period-end exchange rate.

      As a result of the foregoing valuation methods, the Company recorded a gain from holding non-monetary assets of Ps636,326 in 2002 and a loss from holding non-monetary assets of Ps288,380 in 2001 and Ps624,849 in 2000, which are included as a component of comprehensive income (loss) of the year.

      Depreciation is calculated by the straight-line method, based on the useful lives of the assets as determined by the Company (see Note 3).

      Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

     g.  Licenses and computer software costs

      Licenses and costs related to the development of software for internal use are capitalized and amortized on a straight-line basis over three years.

     h.  Goodwill

      Goodwill is restated by applying inflation factors derived from the NCPI to the acquisition cost and is amortized by the straight-line method over a period that in Management’s opinion approximates the period in which the acquired subsidiaries will benefit the Company. At December 31, 2002, goodwill recorded in previous years had been wholly amortized.

     i.  Long-lived assets

      The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

     j.  Seniority premiums

      Seniority premiums to which employees are entitled upon termination of employment, for any cause, after 15 years of service, in accordance with the Federal Labor Law, are recognized as expenses as these premiums accrue, based on actuarial calculations, in conformity with Statement D-3, “Labor Liabilities” issued by the MIPA. The Company has established a trust fund and a provision for this purpose.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Following is a summary of the relevant significant data related to these benefits:

	December 31,

	2002	2001	2000

Actuarially determined projected benefit obligation	(Ps13,527)	(Ps12,004)	(Ps9,787)
Liability reserve to cover the plan	10,969	10,890	11,749
Net assets of the trust	2,127	2,208	1,454
Unamortized prior service cost and assumption variations and experience adjustments	431	(1,094)	(3,416)

Net projected benefit obligation	Ps—	Ps—	Ps—

Accumulated benefit obligation	(Ps11,762)	(Ps10,439)	(Ps8,525)
Liability reserve to cover the plan	10,969	10,890	11,749
Net assets of the trust	2,127	2,208	1,454

Accumulated net asset	1,334	2,659	4,678
Net projected benefit obligation

Additional liability	Ps—	Ps—	Ps—

	Years ended December 31,

	2002	2001	2000

Service cost	Ps729	Ps652	Ps674
Interest cost	523	432	455
Return on plan assets	(132)	(96)	(79)
Amortization of transition assets and assumption variations and experience adjustments	183	(51)	12

Net cost for the year	Ps1,303	Ps937	Ps1,062

      The following actuarial assumptions were used to determine the present value of accumulated obligations for seniority premiums (excluding inflation effects):

	Years ended December 31,

	2002	2001	2000

Discount rate	4.50%	4.50%	4.50%
Salary increase rate	1.00%	1.00%	1.00%
Return on plan assets	6.00%	6.50%	6.00%

      Other benefits based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income when they become payable.

     k.  Foreign currency balances and transactions

      Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into. Balances denominated in foreign currencies are translated at period-end exchange rates. Exchange differences arising from fluctuations in rates between the date of the transaction and the date of settlement, or the balance sheet date, are charged or credited to income.

      The financial statements of foreign subsidiaries and associated companies classified as foreign entities are restated using the NCPI of the country in which the entity operates and subsequently translated into Mexican pesos at the exchange rate of the year-end.

      The financial statements of foreign subsidiaries classified as integrated foreign operations are translated as follows: a) monetary assets and liabilities at the exchange rate on the date of the financial

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

statements; b) non-monetary items at the historical exchange rate; c) income statement items at the average monthly exchange rate; and d) the translation gain or loss is recorded as a component of comprehensive financing cost. Mexican peso financial statements are restated at the Company’s balance sheet date by applying the provisions of Statement B-10.

     l.  Revenue recognition

      The Company recognizes its revenue in accordance with international commercial terms (incoterms), pursuant to which delivery of products to customers finishes at different points, ranging from Tamsa’s to the customer’s site.

     m.  Debt costs

      Costs related to syndicated loans are amortized over the term of the related debt.

     n.  Income tax, asset tax and employees’ statutory profit sharing

      Income tax and employees’ statutory profit sharing are charged to income of the period in which they are incurred. Asset tax is recorded as an advance payment of income tax, at its estimated recoverable value at the date of the financial statements.

      Deferred income tax is recognized by the comprehensive assets and liabilities method. This method consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the financial statements date.

     o.  Net income per share

      Net income per share is computed by dividing consolidated net income by the weighted average number of shares outstanding during the periods, taking into consideration the split mentioned in Note 5 (339,284,120 in 2002, 2001 and 2000). This weighted average number of shares outstanding excludes 3,650,000 shares in treasury in 2002 and owned by Tamsider in 2001 and 2000. As of December 31, 2002, 2001 and 2000, no dilutive instruments were outstanding (see Note 5).

     p.  Insurance

      In accordance with industry practices, the Company is insured for catastrophic casualty and certain property and business interruption exposures. Additionally, the Company is insured for third party liability as well as for risks required to be covered by law or contract. Costs of insurance are recorded as prepaid expenses and amortized by the straight-line method over the term of the contracts. Costs resulting from noninsured losses are charged to income upon occurrence.

     q.  Derivative financial instruments

      The Company occasionally enters into various derivative instruments to hedge its exchange rate exposures, mainly from balances in United States dollars ($), euros (EUR) and Japanese yens (JPY). Additionally, the Company enters into forward contracts to hedge the change in market prices related to raw material (aluminum) and fuel (natural gas), used in its operations.

      Derivative financial instruments are valued at their fair value at the valuation date. Financial assets and liabilities derived from these financial instruments are accounted for in the balance sheet. Variations in the fair value of the financial instruments from one period to another are charged to income of the period. The cost of these contracts is amortized over their term, and is charged to interest expense (see Note 10).

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Contracts to hedge the variations in market prices of natural gas do not exceed the production requirements of the period. Accrued gains or losses are charged to cost of products sold.

      The cumulative effect at the adoption date of the fair market value (January 1, 2001) amounted to Ps11,567, net of taxes, and is shown as cumulative effect of change in accounting principle in 2001, in accordance with Statement A-7 “Comparability” issued by the MIPA.

     r.  Comprehensive income (loss)

      The items that integrate earned surplus (deficit) capital during the year are shown in the statement of changes in shareholders’ equity under the concept of comprehensive income (loss). Comprehensive income (loss) is shown below:

	December 31,

	2002	2001	2000

Majority shareholders:
Net income	Ps1,177,049	Ps574,947	Ps439,319
Initial effect of deferred income tax			(2,389,797)
Cumulative translation adjustment	(64,548)	(112,056)	(149,567)
Gain (loss) from holding non-monetary assets
— Net of deferred income tax (see Note 6)	533,078	(307,723)	(486,255)

Comprehensive income (loss) of majority shareholders	1,645,579	155,168	(2,586,300)

Minority shareholders:
Net (loss) income	(41,026)	3,691	(17,823)
Cumulative translation adjustment	(7,230)	(1,168)	19,107
Gain (loss) from holding non-monetary assets
— Net of deferred income tax (see Note 6)	6,073	(3,712)	(1,238)

Comprehensive (loss) income of minority shareholders	(42,183)	(1,189)	46

Total comprehensive income (loss)	Ps1,603,396	Ps153,979	(Ps2,586,254)

     s.  New accounting standards

      In December 2001, the MIPA issued revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which supersedes the original Statements C-9 and C-12, both from 1974, and Circulars 46, 47 and 48. The provisions of this new Statement are effective for years commencing on or after January 1, 2003.

      The objective of revised Statement C-9 is to establish rules for valuation and disclosure of liabilities and provisions, to determine particular rules for valuation and disclosure of contingent assets and liabilities, and to provide rules for disclosure of commitments acquired by an entity as a part of its normal activities. Management considers that the adoption of revised Statement C-9 will not have a material effect on the consolidated financial statements.

      In January 2002, the MIPA issued revised Statement C-8, “Intangible Assets”, which supersedes the current Statement C-8, effective since 1976. The provisions of this new Statement are effective for years commencing on or after January 1, 2003.

      The significant provisions of revised Statement C-8 are: (i) it establishes rules and criteria for accounting for research and development costs; (ii) pre-operating costs identified with research and development activities are charged to expenses; and (iii) valuation rules are based on a logical sequence of the assets’ useful life, considering initial recognition and valuation of the intangible asset, recognition of

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

an expense, additional payments and valuation after the initial recognition. Management considers that the adoption of revised Statement C-8 will not have a material effect on the consolidated financial statements.

Note 2 — Position in Foreign Currencies:

      The Company had assets and liabilities denominated in foreign currencies, mainly US dollars, as follows:

	December 31,

	2002	2001

Assets:
Cash and cash equivalents	$126,081	$44,483
Other current assets (mainly receivables)	200,541	135,415
Assets of foreign subsidiaries	7,525	20,213

	334,147	200,111

Liabilities:
Notes payable to banks(1)	100,850	25,600
Other current liabilities	77,345	49,338
Liabilities of foreign subsidiaries	6,281	6,821
Long-term debt(2)	66,250	140,900
Deferred liabilities	14,973	17,404

	265,699	240,063

Net asset (liability) position	$68,448	($39,952)

(1)	Includes $21,600 in 2002 and $25,600 in 2001 of notes payable by Tavsa.

(2)	Includes $10,500 in 2002 and $5,900 in 2001 of notes payable by Tavsa.

     All of the above monetary assets and liabilities were translated at the exchange rates of Ps10.3125 and Ps9.1423 per US dollar at December 31, 2002 and 2001, respectively. Assets and liabilities from Tavsa were translated into Venezuelan bolivars (Bs) at the exchange rates of Bs1,400.50 and Bs758.00 per US dollar at December 31, 2002 and 2001, respectively.

      As of February 21, 2003, date of issuance of the consolidated financial statements, exchange rates were Ps10.84 and Bs1,600.00 per US dollar.

      The Company had non-monetary assets purchased in foreign currencies, or for which replacement values were mainly determinable in foreign currencies, as follows:

	December 31,

	2002	2001

Inventories	$81,100	$78,439
Property, plant and equipment	571,885	566,305
Investments in associated companies	50,200	62,123

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The following represents a summary of foreign currency transactions carried out by the Company:

	Years ended December 31,

	2002	2001	2000

Sales	$452,134	$473,651	$365,670
Inventory purchases	(147,968)	(164,165)	(129,662)
Purchases of plant and equipment	(5,580)	(17,778)	(13,840)
Operating expenses	(58,721)	(59,619)	(45,941)
Financing costs — Net	(3,967)	(8,182)	(10,022)

Note 3 — Property, Plant and Equipment:

			Remaining estimated years
	December,		of useful life

	2002	2001	2002	2001

Land	Ps434,096	Ps437,308

Buildings	2,502,140	2,263,914	34	35
Machinery and equipment	13,665,717	12,171,502	19 and 11	20 and 12

	16,167,857	14,435,416
Accumulated depreciation	(9,341,527)	(8,077,623)

	6,826,330	6,357,793

Construction in progress	1,019,921	1,133,030

	Ps8,280,347	Ps7,928,131

      Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to Ps446,403, Ps396,290 and Ps386,896, respectively.

Note 4 — Debt Obligations:

     a.  Short-term debt

      Notes payable to financial institutions with maturity within one year, and other short-term debt, were as follows:

	December 31,

	2002		2001

Unsecured loans from financial institutions	Ps222,750	$21,600	Ps247,385	$25,600
Current portion of long-term unsecured loans	12,891	1,250
Current portion of long-term syndicated loans	804,375	78,000

	Ps1,040,016	$100,850	Ps247,385	$25,600

      The 2001 Mexican peso amounts were originally translated using the corresponding exchange rate and are restated in thousands of Mexican pesos of December 31, 2002 purchasing power.

      The average annual interest rate on short-term debt for the years ended December 31, 2002 and 2001 were 3.61% and 5.77%, respectively.

      Short-term debt at December 31, 2002, comprised $21,600 of loans to Tavsa guaranteed by Tamsa, bearing interest at 3.5% annually, $78,000 of the first two installments of the long-term syndicated loan and $1,250 of the first two installments of the long-term debt of Riga.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      At December 31, 2001 short-term debt comprised $25,600 of loans to Tavsa, guaranteed by Tamsa, bearing interest at 3.98% annually.

      Interest rates include the effect of a Mexican withholding tax of 4.9% and a Venezuelan withholding tax of 4.95%.

      At December 31, 2002 the Company had approved lines of credit amounting to $111,000, of which $36,900 had been utilized for short-term loans to Tavsa and guarantees.

     b.  Long-term debt

      Long-term debt was payable in US dollars and is analyzed as follows:

	December 31,

	2002		2001

Syndicated loan payable to foreign and Mexican financial institutions in three semi-annual installments from June 2003 to June 2004	Ps1,340,625	$130,000	Ps1,256,253	$130,000
Unsecured loans from financial institutions to subsidiary companies	159,844	15,500	105,332	10,900
Current portion of long-term debt	(817,266)	(79,250)

	Ps683,203	$66,250	Ps1,361,585	$140,900

      The average annual interest rates paid on long-term debt for the years ended December 31, 2002 and 2001, were 3.19% and 6.91%, respectively.

      On December 14, 2001 Tamsa entered into a new syndicated loan in the amount of $130,000, with a term of two and a half years. This new loan provides for payments of $26,000 in June 2003 and $52,000 each in December 2003 and June 2004, and bears interest at LIBOR plus 1.125 percentage points for the first two years, and at LIBOR plus 1.25 percentage points for the last six months. This loan was utilized to prepay on December 14, 2001 the syndicated loan of $100,000, with original maturity on May 23, 2002 and to cover working capital needs and for other general corporate purposes of the Company.

      The annual interest rate on long-term syndicated loan, for the years ended December 31, 2002 and 2001, was 2.67% and 3.14%, respectively.

      The long-term debt as of December 31, 2002 was $15,500 corresponding to debt of Riga in the amount of $5,000, guaranteed by Tamsa, bearing interest at 3.05% annually, with maturity in June, 2006 and with semi-annual installments of $625 commencing on June, 2003; and debt of Tavsa in the amount of $10,500, guaranteed by Tamsa, bearing interest at 3.29% annually, with maturity in May, 2004.

      The long-term debt of $10,900, as of December 31, 2001, comprises debt of Tavsa in the amount of $5,900, guaranteed by Corporación Tamsa, S. A., bearing interest at 10.5% annually, and debt of Riga in the amount of $5,000, as mentioned above.

      Interest rates include the effect of a Mexican withholding tax of 4.9% for Tamsa and Riga and a Venezuelan withholding tax of 4.95% for Tavsa.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Based on the existing terms of the above loan agreements, payments over the next four years are expected to be as follows:

Year ending
December 31,

2003	$79,250
2004	63,750
2005	1,250
2006	1,250

$145,500

     c.  Covenants

      The most significant covenants under the current syndicated loan agreement are as follows:

•	Maintenance of minimum working capital ratios;

•	Maintenance of maximum levels of total indebtedness; and

•	Compliance with debt service ratios.

      At December 31, 2002, and February 21, 2003, date of issuance of the consolidated financial statements, the Company was in compliance with the above-mentioned covenants.

      The new syndicated loan is guaranteed by two of the Company’s subsidiaries.

Note 5 — Shareholders’ Equity:

      On November 11, 2002, Tenaris made a public offer to exchange Tamsa’s ordinary shares and American Depositary Shares (ADS), listed on the Mexican Stock Exchange (BMV) and the American Stock Exchange (Amex), respectively, for ordinary shares and ADS of Tenaris. The public exchange offer ended on December 13, 2002, as a result, Tenaris owns, directly or indirectly, 94.5% of Tamsa’s outstanding shares, with the remaining 5.5% (shares or ADS) of Tamsa’s shares held by other investors. In accordance with Mexican Law, Tenaris has the right, and might be required by the Mexican National Banking and Securities Commission, to make a new public exchange offer to retire the remaining Tamsa shares from the BMV and the Amex.

      At the April 27, 2001 ordinary meeting, the Company’s stockholders approved a five-to-one split of Tamsa’s shares effective July 10, 2001. Also, the conversion factor of the American Depositary Receipts (ADR) was modified, from one ADR to one share, to one ADR to five shares, so that the value of the ADR traded in the American Stock Exchange in New York would not be changed.

      The objective of the split was to reduce the relative price of Tamsa’s shares and, therefore, to increase their trading volume in Mexico. For comparative purposes, the amounts of prior years related to number of shares have been adjusted to reflect the split retroactively.

      All outstanding shares have been subscribed and paid in full and carry the same rights and obligations.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      At December 31, 2002, the authorized capital stock consisted of 342,934,120 (68,586,824 before the split) common nominative shares with no par value. The number of authorized and outstanding shares at December 31, 2002, 2001 and 2000 was as follows:

Series	Authorized	In treasury(1)	Outstanding

Single	342,934,120	(3,650,000)	339,284,120

(1)	Shares held in treasury in 2002 and owned by Tamsider, a subsidiary of the Company, in 2001 and 2000.These shares were eliminated in consolidation.

      At the December 16, 2002 ordinary Tamsider shareholders’ meeting, a reduction of variable capital stock in the amount of Ps60,225 was approved, which was effected by the transfer of a certificate held by Tamsider for 3,650,000 shares of Tamsa.

      At the April 30, 2002 ordinary shareholders’ meeting, dividends amounting to Ps283,671 (Ps273,546 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.1182 per dollar) were declared, payable on May 31 of that year. Dividend payments were not subject to withholding tax.

      At the April 27, 2001 ordinary shareholders’ meeting, dividends amounting to Ps312,105 (Ps291,075 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.7025 per dollar) were declared, payable on May 30 of that year. The payment of these dividends was subject to a 7.6925% income tax withholding.

      The capital stock balance at December 31, 2002 and 2001, expressed in of thousands of Mexican pesos of December 31, 2002 purchasing power, comprised the following:

Contributions in historical pesos	Ps1,195,221
Cumulative inflation adjustments	9,499,245

Amounts as reported in the consolidated balance sheet	Ps10,694,466

      As of December 31, 2002, the Company and its subsidiaries had retained earnings amounting to Ps923,475 appropriated to legal reserves.

      Dividends paid from previously taxed retained earnings (which amounted to Ps1,368,189 at December 31, 2002) are not subject to any income tax payable by the Company. Dividends paid from retained earnings not previously taxed are subject to a 51.52% tax payable by the Company.

      Capital reductions are accorded the same tax treatment as dividends for any amount exceeding the value of the cash contributions, adjusted for inflation, plus previously taxed earnings and reinvested previously taxed earnings, in accordance with the provisions of the Income Tax Law. Such inflation-indexed contributions amounted to Ps14,655,487 at December 31, 2002.

Note 6 — Income Tax, Asset Tax and Employees’ Statutory Profit Sharing:

      The Company and its subsidiaries do not file a consolidated income tax return.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The provisions for income tax, asset tax and employees’ statutory profit sharing charged to income were as follows:

	Years ended December 31,

	2002	2001	2000

Income tax currently payable	(Ps517,162)	(Ps477,259)	(Ps193,609)
Asset tax	(2,927)	(3,925)
Employees’ statutory profit sharing	(142,583)	(105,610)	(113,849)

	(662,672)	(586,794)	(307,458)
Deferred income tax	246,938	(5,916)	(176,285)
Tax benefit (see last paragraph of this Note)	355,620

	(Ps60,114)	(Ps592,710)	(Ps483,743)

      Following is a reconciliation of financial reporting income before income tax and taxable income.

	Years ended December 31,

	2002	2001	2000

Consolidated income before taxes, employees’ statutory profit sharing, equity in associated companies and other items	Ps1,212,184	Ps1,473,845	Ps957,847
Permanent differences:
Net monetary loss for tax purposes	(98,942)	(78,074)	(122,082)
Gain on net monetary position	(59,340)	(24,225)	(24,810)
Timing differences:
Depreciation and other items	501,307	433,810	417,005
Depreciation and accelerated depreciation of fixed asset acquisitions	(216,645)	(147,151)	(206,096)
Excess of cost of sales over inventory purchases	57,116
Deduction of inventory purchases in excess of cost of sales		(99,728)	(47,634)
Other items	203,360	(63,825)	103,011

Combined net taxable income	1,599,040	1,494,652	1,077,241
Current year tax losses	5,957		622

Taxable income	1,604,997	1,494,652	1,077,863
Tax rate (%)	35	35	35

	561,749	523,128	377,252
Restatement for inflation	15,997	10,888	8,768

	577,746	534,016	386,020
Recovery of asset tax, amortization of prior years’ tax losses and other	(60,584)	(56,757)	(192,411)

Provision for income tax	Ps517,162	Ps477,259	Ps193,609

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The main temporary differences of Tamsa and its Mexican subsidiaries for which deferred income tax is recognized are analyzed as follows:

	At December 31,

	2002	2001

Inventories	Ps1,172,449	Ps951,249
Properties, plant and equipment — Net	6,048,588	5,586,785
Provisions and allowances	(405,032)	(243,645)
Tax loss carryforwards	(77,720)	(69,095)

	6,738,285	6,225,294
Income tax rate (average rate in 2002)	32%	35%

Deferred income tax	2,180,566	2,178,853
Asset tax carryforwards	(15,277)	(24,696)
Valuation allowance of Riga	5,832

Deferred income tax payable	Ps2,171,121	Ps2,154,157

      Deferred income tax of the year was determined as follows:

	At December 31,

	2002	2001

Deferred income tax at the end of the year	Ps2,180,566	Ps2,178,853
Deferred income tax at the beginning of the year	(2,178,853)	(2,331,971)
Application to the loss from holding non-monetary assets	(248,651)	159,034

Deferred income tax of the year	(Ps246,938)	Ps5,916

      As a result of modifications to the Income Tax Law approved on January 1, 2002, the current income tax rate of 35% will be reduced by 1% annually beginning in 2003 until it reaches a rate of 32% in 2005.

      At December 31, 2002, deferred income tax was calculated applying the income tax rate that will be effective on the date of reversal of the temporary differences; consequently, deferred income tax payable was reduced by Ps156,716. This benefit is included in the provision for income tax of the year 2002, as a part of deferred income tax.

      At December 31, 2002, the Company and its subsidiaries had an aggregate Ps77,720 of accumulated tax losses, which can be applied against profits subject to income tax arising in subsequent years, as shown below:

Year of	Restated	Year of
origin	amount	expiration

1998	Ps37,064	2008
2000	18,315	2010
2001	8,282	2011
2002	14,059	2012

	Ps77,720

      The foregoing tax loss carryforwards were restated as of December 31, 2002 in accordance with the provisions of the Income Tax Law.

      According to the Mexican tax Law, the Company must pay annually the higher of income or asset tax, which is determined based on the average value of assets, less certain liabilities established by Law.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Asset tax payments, when higher than income tax, are refundable and may be carried forward for ten years and credited against future income tax to the extent it exceeds future asset tax. The Company has the right to recover the asset tax paid through 2002 in the aggregate amount of Ps15,277, as shown below.

Year of	Restated	Year of
origin	amount	expiration

1993	Ps1,146	2003
1994	1,350	2004
1995	1,281	2005
1996	2,093	2006
1997	2,018	2007
1998	2,324	2008
1999	2,006	2009
2000	1,596	2010
2001	923	2011
2002	540	2012

	Ps15,277

      The asset tax amounts were restated in accordance with the provisions of the Asset Tax Law.

      In 2002, 2001 and 2000, the Company recorded provisions of Ps142,583, Ps105,610 and Ps113,849 (Ps138,583, Ps97,804 and Ps74,245 nominal amounts), respectively, corresponding to employees’ statutory profit sharing, which were charged to income of those years.

Tax benefit:

      During 2002, Tamsa received a favorable decision in the injunction case brought by Tamsa against the Ministry of Finance regarding tax inequality. This decision increased recoverable income tax loss carryforwards of prior years, the main effect of which was a benefit of Ps355,620 (Ps338,740 nominal), which is included in the provision for income tax, asset tax and employees’ statutory sharing in the statement of income for the year ended December 31, 2002.

Note 7 — Balances and Transactions with Related Parties:

      The Company had the following balances with related parties:

	December 31,

	2002	2001

Accounts and notes receivable	Ps1,162,015	Ps877,951
Advance payments for construction in progress	174	7,212
Accounts and notes payable	(335,007)	(185,933)
Other accounts payable		(44)

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Transactions with related parties are summarized as follows:

	Years ended December 31,

	2002	2001	2000

Revenues
Sales of pipe	Ps2,656,521	Ps2,894,687	Ps2,614,283
Rent and services	110,230	68,906	69,966
Interest earned	17,234	12,015	25,647
Purchases and expenses:
Purchase of raw materials and pipe	Ps565,654	Ps220,763	Ps366,174
Purchase of manufacturing equipment, tools and spare parts	8,138	8,052	16,070
Brokerage service commissions	173,589	166,255	119,999
Technical assistance and industrial support	4,116	11,259	30,833
Royalties	51,352	44,268	27,550
Investment in fixed assets	74,351	201,385	94,040
Plant maintenance	47,467	33,410	25,783
Other expenses	254,150	183,255	87,483

      The Company maintains several operating agreements with related parties derived from their strategic alliance.

Note 8 — Other Information:

      Following are details of certain amounts included in the consolidated balance sheets.

     a.  Cash and cash equivalents:

      The Company places its investments with high-credit-quality financial institutions. At December 31, 2002 and 2001, the Company had cash deposits amounting to Ps4,125 and Ps62,616, respectively, the use of which is restricted to guarantees granted in support of loans to subsidiaries and to cover bid and performance bonds related to export operations.

     b.  Accounts and notes receivable:

	December 31,

	2002		2001

Customers	Ps	1,245,950	Ps	775,337
Officers and employees		17,892		11,748
Recoverable income tax		6,753
Related parties		1,162,015		877,951
Other		218,778		164,853

		2,651,388		1,829,889
Allowance for doubtful accounts		(68,499)		(62,275)

	Ps	2,582,889	Ps	1,767,614

      The majority of the Company’s trade accounts receivable are derived from sales to affiliated companies, which make sales to unaffiliated companies that operate in the oil exploration and production industry. The Company performs ongoing credit evaluations of its customers’ financial condition, requires collateral whenever deemed necessary, and maintains allowances for potential credit losses.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     c.  Inventories:

	December 31,

	2002		2001

Raw materials	Ps	345,856	Ps	362,162
Finished and in-process goods		662,574		779,247
Supplies and spare parts		737,554		621,179

		1,745,984		1,762,588
Allowance for obsolescence		(257,016)		(234,007)

	Ps	1,488,968	Ps	1,528,581

     d.  Prepaid expenses and recoverable taxes:

	December 31,

	2002		2001

Other prepaid taxes	Ps	10,570	Ps	3,538
Debt issuance expenses and other		38,808		28,752
Deferred special maintenance expenses		—		37,242

	Ps	49,378	Ps	69,532

     e.  Other accounts payable and accrued expenses:

	December 31,

	2002		2001

Income tax payable	Ps	61,430	Ps	95,309
Employees’ statutory profit sharing payable		138,583		50,816
Other taxes payable		127,306		128,513
Interest and commissions payable		1,804		6,400
Related parties		—		44
Other		91,340		60,909

	Ps	420,463	Ps	341,991

Note 9 — Information About Segments and Foreign Operations:

      Tamsa operates primarily in one industry segment, the production and sale of seamless steel pipe used mainly in oil exploration and production. The Company generates sales from two geographic areas: Mexico and Venezuela. Sales from Venezuela are generated through Tavsa.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Net sales to individual foreign markets that exceeded 10% of consolidated net sales are as follows:

	2002	2001	2000

Net sales:
Mexico	Ps2,253,748	Ps2,140,692	Ps2,502,862
United States	369,328	365,331	264,285
Nigeria	518,801	210,130	108,043
Canada	317,029	414,881	447,620
Venezuela	387,400	1,287,787	1,167,920
Egypt	135,376	173,909	13,391
All other	2,746,593	2,306,297	1,958,886

Total	Ps6,728,275	Ps6,899,027	Ps6,463,007

      Sales to companies serving the Mexican oil industry were approximately 15% and 11% of net sales in the years ended December 31, 2002 and 2001, respectively.

      Following is a detail of additional disclosures required by International Accounting Standard 14, “Segment Reporting”, regarding geographic areas in which the Company operates:

	As of and for the year ended December 31, 2002

	Mexico	Venezuela	United States	Total

Balance sheet:
Total assets	Ps13,639,089	Ps507,458	Ps173,565	Ps14,320,112
Total liabilities	4,956,602	412,126	—	5,368,728
Income statement:
Depreciation and other non-cash expenses	(481,147)	(20,160)	—	(501,307)
Other information:
Equity in income (loss) of associated companies	23,859	(39,906)	—	(16,047)
Capital expenditures	122,926	61,286	—	184,212

      The Company has been involved in the following events regarding its foreign commercial activities:

a.     In June 1995 the US Department of Commerce (DOC) established compensatory quotas of 23.79% applicable to the Oil Country Tubular Goods (OCTG) exports, which was reduced to 21.79% in July 1996. During the five years in which the antidumping order was applicable, there were three administrative reviews in which no dumping margin was found. In August 2000, Tamsa started a sunset review process on this case. On March 9 and June 15, 2001, the final resolutions of the US International Trade Commission were issued, respectively, ratifying the continuation of the antidumping order. Tamsa appealed these decisions, which it considered as unjustified, before a North American Free Trade Agreement (NAFTA) panel; also, the Mexican government is preparing an appeal to the World Trade Organization.

b.   On June 30, 1999, the DOC filed an antidumping complaint against manufacturers of conduction seamless steel pipes of high and standard pressure from Japan, Romania, South Africa, Mexico and the Czech Republic. In July 2000, the final resolution on antidumping was issued, resulting in the imposition of a margin of 15.05%. The American industry agreed that line pipes installed in water deeper than 1,500 feet (458 meters) would not be subject to antidumping restrictions, since American steel manufacturers cannot produce these types of pipes.

c.    In March 1999, Tamsa (through the Mexican Ministry of Commerce and Industry, currently the Ministry of Economics) requested the initiation of an antidumping investigation and the application of

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

dumping margins on seamless steel pipe imports from Japan. The request refers to seamless steel line pipe with a diameter of 16 inches or less. In November 2000, the final resolution was issued establishing compensatory quotas of 99.9%, excluding pipe with a diameter smaller than 4 inches.

d.   In July 2002, Tamsa (through the Ministry of Economics) requested the initiation of an antidumping investigation and the application of dumping margins on conduction steel pipe, for non-oil use with a diameter smaller than 18 inches, imported from Russia and Romania. On October 18, 2002, the initiation of the investigation was published. The Company is currently responding to the complaints made by the importers and the manufacturers. The Mexican authorities have 130 business days (ending on April 18, 2003) from the initiation of the investigation, to issue a preliminary resolution, in which compensatory quotas would be established, if the investigation is continued.

e.     The Mexican steel industry requested the Ministry of Economics to increase duties on certain steel products from those countries that did not have trade agreements with Mexico, in order to protect itself against imports from those countries that cannot sell their products in the US and divert them to Mexico as an alternative market. On September 5, 2001, the Official Gazette published a decree in which the duties on 41 tariffs were modified, including all non-oil related seamless tubular products, as well as welded steel fittings.

      On March 15, 2002, duties for these products were subject to an increase, from 25% to 35%; this increase was motivated by the significant increase in imports from Eastern Europe. On September 24, 2002, the Mexican Government reduced these duties to 25%, which will be effective until September 2003.

Note 10 — Fair Value of Financial Instruments and Other Investments and Commitment:

      The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

      Cash and cash equivalents, short-term investments and accounts and notes receivable — The carrying amounts approximate their fair market value.

      Short-term notes payable to banks — The carrying amounts of the Company’s borrowings under its short-term credit agreements approximate their fair value. These liabilities are presented in the consolidated balance sheets at their face value. The interest payable on these liabilities is included in other accounts payable and accrued expenses and the carrying amounts of these liabilities also approximate their fair market values.

      Derivative financial instruments — The Company enters into forward contracts in foreign currencies, metals and energy sources.

      To hedge the decrease in natural gas market price, on March 2, 2001, the Company entered into an agreement with ENRON North America Corp. (ENRON) for a put option to sell 200,000 million British Thermal Units (BTU) of natural gas monthly, with a strike price of $4.05 dollars per million BTU from March 1, 2002 to December 31, 2003. However, as a result of ENRON’s bankruptcy, there is no reasonable prospect of exercising the Company’s option under this contract, consequently the premium of $2,290 paid to ENRON was written off in the last quarter of 2001.

      In order to cover its exposure from the contract signed with Petróleos Mexicanos (PEMEX), mentioned below, and to swap the fixed price from $4 dollars per million BTU established in the contract to the market price, during March 27 and April 5, 2002, the Company entered into two option contracts with Citibank, N. A., New York and JP Morgan Chase Bank to sell 160,000 million BTU of natural gas monthly for each contract, at a strike price of $4 dollars per million BTU when market prices of natural

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

gas are not lower than $2 dollars and not higher than $4 dollars per million BTU, for the period from May 1, 2002 to February 28, 2003; likewise, for the period from March 1, to December 31, 2003, the strike price is $4 dollars per million BTU when market prices of natural gas are not lower than $2.25 dollars and not higher than $4 dollars per million BTU. Likewise, the Company is obligated to sell natural gas at $4 dollars when market prices are higher than $4 dollars for the period from May 1, 2002 to December 31, 2003. Additionally, the Company is obligated to buy 320,000 million BTU of natural gas monthly at a base price of $2.765 dollars per million BTU, for the period from January 1, 2004 to December 31, 2005. At December 31, 2002, the fair value of these instruments was a liability of Ps29,567, which was charged to income of the year as a part of cost of products sold.

      In order to hedge the exchange rate exposures on receivables denominated in euros maturing in January and March, 2003, on December 10 and 13, 2002, the Company entered into two forward contracts to sell EUR8,973 and EUR2,000 at a fixed exchange rate of $1.003 and $1.0194 per EUR, respectively, with maturities at January 31 and March 27, 2003, respectively. At December 31, 2002, the Company recorded a loss provision of $418; however, at the maturity of these forward contracts the Company will realize an exchange gain of $174.

Commitment:

      On February 22, 2001, the Company entered into a three-year agreement with PEMEX to receive approximately 296,600 million BTUs of natural gas, on a monthly basis, for the period from January 1, 2001 to December 31, 2003, at a fixed price of $4.0 dollars per million BTU.

Note 11 — Investments in Associated Companies:

      Investments in associated companies are as follows:

				Cumulative
			Cumulative	inflation
			equity	and	Investments at
		Historical	in	translation	December
December 31, 2002	% equity	cost	losses	adjustments	31, 2002

- Consorcio Siderurgia Amazonia, Ltd.	14.11	Ps895,726	(Ps1,021,239)	Ps47,118	(Ps78,395)
- Convertible debentures of Amazonia	—	214,583	—	245	214,828
- Sidtam, Ltd.	49.00	164,720	(5)	7,584	172,299
- Complejo Siderúrgico de Guayana, C.A	7.58	66,317	—	52,622	118,939
- Other	—	46,092	35,453	8,481	90,026

		Ps1,387,438	(Ps985,791)	Ps116,050	Ps517,697

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

				Cumulative
			Cumulative	inflation
			equity	and	Investments at
		Historical	in	translation	December
December 31, 2002	% equity	cost	losses	adjustments	31, 2001

- Consorcio Siderurgia Amazonia, Ltd.	14.11	Ps895,726	(Ps836,381)	Ps122,531	Ps181,876
- Convertible debentures of Amazonia	—	214,583	—	(13,274)	201,309
- Valuation allowance for investment in Amazonia and convertible debentures	—	(137,134)	—	(7,818)	(144,952)
- Sidtam, Ltd.	49.00	164,720	(5)	(3,260)	161,455
- Complejo Siderúrgico de Guayana, C.A	7.58	66,317	—	52,622	118,939
- Goodwill in shares of TAVSA — Net	—	36,662	—	2,090	38,752
- Goodwill in shares of RIGA	—	12,979	—	1,048	14,027
- Other	—	25,171	11,595	6,179	42,945

		Ps1,279,024	(Ps824,791)	Ps160,118	Ps614,351

     Consorcio Siderurgia Amazonia, Ltd.

      On January 27, 1998, Consorcio Siderurgia Amazonia, Ltd. (Amazonia), of which Tamsa owned 12.5% through its wholly-owned subsidiary Tamsider LLC, acquired 70% of CVG Siderúrgica del Orinoco, C. A. (Sidor), a Venezuelan company, for $1,202,000. The purchase price was subsequently reduced by $150,000.

      The share purchase agreement contains certain covenants for Amazonia and its shareholders, for a period of five years, that should be guaranteed by Amazonia’s shareholders to the Fondo de Inversiones de Venezuela (currently The Venezuelan Bank of Economic and Social Development) and Corporacion Venezolana de Guayana (CVG) for up to $150,000. Covenants include the obligations to continue with Sidor’s operations, to supply the requirements of the Venezuelan market, to make certain capital investments and to manage the labor force, as well as the obligation to maintain majority ownership of Sidor. This guarantee would be reduced to $125,000 in 2001 and to $75,000 in 2002, if there were no execution of the guarantee in the immediately preceding year. At December 31, 2002, Tamsa’s maximum guarantee was $9,375; this guarantee expired in January 2003.

      Additionally, the stockholders of Amazonia entered into an agreement under which it and its stockholders were jointly liable to the Venezuelan government for certain debt of Sidor amounting to $602,800. This guarantee was limited only to any interest due and unpaid during the years ended December 31, 1998 and 1999; however, from the third year onwards it also covered any principal amounts due and unpaid.

      On February 23, 2000, Amazonia and Sidor completed the agreements with their creditors to restructure their respective debts. The restructuring agreement with the creditors of Amazonia and of Sidor required additional contributions of $300,000 by the stockholders of Sidor, of which $210,000 were provided indirectly by the stockholders of Amazonia through the subscription of subordinated convertible debt and through capital contributions, and the Company was granted a two-year grace period before commencing repayments of its restructured liabilities.

      Tamsa’s participation, via Tamsider LLC, was $36,144, which included capital and interest due on prior loans to Sidor of $18,866. A portion of the funds, $18,137, was contributed as capital stock,

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

increasing Tamsider LLC’s equity in Amazonia from 12.5% to 14.1%, and the remainder as subscription of convertible debentures of subordinated debt of $18,007 issued by Amazonia. Tamsider LLC’s participation included the portion corresponding to Siderúrgica Venezolana Sivensa, S. A., a stockholder of Amazonia, which was not in a position to contribute additional funds.

      As a result of the restructuring, Amazonia had debt of approximately $245,000 (excluding the subordinated convertible debt detailed later in this Note) and Sidor’s debt was approximately $1,200,000. Additionally, Sidor agreed to assign a part of its fixed assets to a trust designating its creditors as beneficiaries for up to $827,000. As of December 31, 2002, Amazonia and Sidor had debt of approximately $313,000 and $1,580,000, respectively. Tamsider LLC’s shares in Amazonia continue to be pledged to Amazonia’s creditors.

      As a consequence of the worldwide steel industry crisis, the slow-down in the financial markets, the adverse economic and political situation in Venezuela and other adverse factors, at December 31, 2002, Sidor was in default on certain contractual obligations under the restructuring agreement with its creditors and The Venezuelan Investment Fund, such as: (i) payment of interest due on December 18, 2001, (ii) the deposit of payments of interest, in reserve accounts, on certain debts as stated in the restructuring agreements, and (iii) meeting certain financial ratios. As a result of this default, Sidor’s debt may be accelerated at the option of its creditors.

      Amazonia and Sidor have initiated in December 2001 negotiations with their creditors and The Venezuelan Investment Fund to restructure their debt.

      Tamsa accounts for its equity in the losses of Amazonia, through its subsidiary, by translating Amazonia’s financial statements expressed in US dollars at the balance sheet exchange rate. Additionally, Tamsa recognized a gain on net monetary position corresponding to Amazonia of Ps77,894 and Ps41,572 during 2002 and 2001, respectively, which is included in the equity in loss of associated companies in accordance with Statement B-15 issued by the MIPA.

      Due to Sidor’s financial situation, as a result of the events mentioned above, at December 31, 2001, Tamsider LLC recorded a valuation allowance of Ps154,688 ($15,000) to reduce the value of its investment in Amazonia and the subordinated convertible debentures, which was applied against the equity in the result of Amazonia of the year 2002. Tamsa’s initial investment, made through Tamsider LLC, of $87,800 and its additional capital contribution of $18,137 have been reduced to Ps136,433 ($13,230) at December 31, 2002, due to the recognition of Amazonia’s losses using the equity method of accounting. Assets of Tamsider LLC comprise Amazonia’s shares and the subordinated convertible debentures.

      At December 31, 2002, Tamsider LLC had a maximum exposure of $98,799 corresponding to guarantees covering Sidor’s debt with The Venezuelan Bank of Economic and Social Development (formerly The Venezuelan Investment Fund).

Note 12 — Reconciliation Between Mexican (Mexican GAAP) and United States (US GAAP) Generally Accepted Accounting Principles:

      The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, “Recognition of the Effects of Inflation on Financial Information”. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Therefore, the following reconciliations to US GAAP do not include the reversal of such inflationary effects, except for the valuation of machinery and equipment of foreign origin since 1997, as explained later in this Note.

      The main accounting differences between Mexican GAAP and US GAAP are itemized in the reconciliations below (net of any price-level gain or loss), to show their effects on net income and shareholders’ equity. Significant US GAAP disclosure requirements that do not represent quantifiable accounting differences are itemized and explained following the reconciliations.

     Reconciliation of consolidated net income

	Year ended December 31,

	See
	Sub-Note		2002	2001	2000

Net income corresponding to majority shareholders under Mexican GAAP			Ps1,177,049	Ps574,947	Ps439,319
Depreciation of machinery and equipment of foreign origin	(a	)	51,122	(17,248)	(31,085)
Deferred income taxes	(b	)	(8,682)	72,709	103,948
Deferred employees’ statutory profit sharing	(b	)	10,390	(17,084)	21,377
Revenue recognition	(c	)	91,965	(28,893)	(101,169)
Purchase accounting differences affecting Company’s investment in Amazonia, associated company	(e	)	—	109,631	5,704
Purchase accounting and pre-operating expense differences affecting the acquisition of TAVSA, subsidiary — Net of amortization	(e	)	41,917	19,376	27,476
Minority interest effect of adjustments			(12,575)	(5,812)	(8,243)
Interest capitalized in construction in progress	(g	)	30,447	27,140	43,209

Net income under US GAAP			Ps1,381,633	Ps734,766	Ps500,536

Weighted average number of shares outstanding			339,284,120	339,284,120	339,284,120

Basic earnings per share computed under
US GAAP (in Mexican pesos)			Ps4.07	Ps2.17	Ps1.48

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     Reconciliation of comprehensive net income

      Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130), establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, translation adjustments related to foreign subsidiaries and loss from holding non-monetary assets. The following table summarizes the components of comprehensive income:

	Years ended December 31,

	2002	2001	2000

Net income under US GAAP	Ps1,381,633	Ps734,766	Ps500,536
Cumulative translation adjustment related to foreign subsidiaries	(64,548)	(112,056)	(149,567)
Gain (loss) from holding non-monetary assets	145,409	(178,380)	(121,016)

Comprehensive net income under US GAAP	1,462,494	444,330	229,953
Cumulative comprehensive loss at the beginning of the year under US GAAP	(7,659,708)	(8,104,038)	(8,333,991)

Cumulative comprehensive loss at the end of the year under US GAAP	(Ps6,197,214)	(Ps7,659,708)	(Ps8,104,038)

     Reconciliation of shareholders’ equity

	At December 31,

	See
	Sub-
	Note		2002	2001	2000

Shareholders’ equity under Mexican GAAP			Ps8,963,714	Ps7,598,793	Ps7,755,730
Restatement of machinery and equipment of foreign origin	(a	)	2,537,969	3,174,297	2,885,915
Accumulated depreciation of machinery and equipment of foreign origin	(a	)	(68,109)	(119,231)	(101,982)
Deferred income taxes	(b	)	(819,261)	(1,059,238)	(972,911)
Deferred employees’ statutory profit sharing	(b	)	(863,317)	(873,707)	(856,624)
Revenue recognition	(c	)	(38,098)	(130,063)	(101,169)
Purchase accounting differences affecting Company’s investment in Amazonia, associated company	(e	)			(109,631)
Purchase accounting and pre-operating expense differences affecting the acquisition of Tavsa, subsidiary — Net of accumulated amortization	(e	)		(41,917)	(61,293)
Minority interest effect of adjustments				12,575	18,388
Interest capitalized in construction in progress	(g	)	131,834	101,387	74,248

Shareholders’ equity under US GAAP			Ps9,844,732	Ps8,662,896	Ps8,530,671

     Analysis of changes in shareholders’ equity under US GAAP

	2002	2001	2000

Balance at beginning of year	Ps8,662,896	Ps8,530,671	Ps8,620,894
Net income under US GAAP	1,381,633	734,766	500,536
Gain (loss) from holding non-monetary assets	145,409	(178,380)	(121,016)
Translation adjustment of foreign subsidiaries	(64,548)	(112,056)	(149,567)
Dividends paid	(280,658)	(312,105)	(320,176)

Balance at year end	Ps9,844,732	Ps8,662,896	Ps8,530,671

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

Significant differences between Mexican GAAP and US GAAP

     a.  Restatement of machinery and equipment of foreign origin

      In accordance with the Fifth Amendment to Statement B-10, commencing in 1997 the Company elected to use inflationary factors of the country of origin applied to the acquisition costs expressed in the currency of origin, converted to Mexican pesos at the year-end exchange rates. Under US GAAP, this methodology does not comply with Rule 3-20 of the Securities and Exchange Commission (SEC)’s Regulation S-X for presenting price level adjusted financial statements, and consequently, the Company has determined the effects of the machinery and equipment of foreign origin.

      The difference between the machinery and equipment of foreign origin restatement determined in accordance with the Fifth Amendment to Statement B-10 compared to the restatement using the NCPI would have resulted in a higher value of these assets of Ps2,469,860 (net of accumulated depreciation of Ps68,109) at December 31, 2002, and Ps3,055,066 (net of accumulated depreciation of Ps119,231) at December 31, 2001.

     b.  Deferred income tax and employees’ statutory profit sharing

      The Company follows the provisions of revised Statement D-4, “Accounting Treatment of Income Tax, Asset Tax, and Employees Profit Sharing”. The provisions of Statement D-4 require the full asset and liability method, requiring the recognition of the deferred tax effects of all temporary differences between accounting and tax values of assets and liabilities.

      Under US GAAP, the Company follows Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” (SFAS 109) to account its deferred income tax and profit sharing. The provisions of SFAS 109 require deferred income tax and profit sharing to be recognized for all temporary differences including the benefits from utilizing tax loss carryforwards and asset tax credits in the year in which the loss or credits arise (subject to a valuation allowance in respect of any tax benefits not expected to be realized). The subsequent realization of these benefits does not affect income.

      The temporary differences under SFAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements.

      The deferred income tax expense or benefit is calculated as the difference between: a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period. The deferred employees’ statutory profit sharing expense or benefit is calculated similarly.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The significant components of income tax expense under US GAAP were as follows:

	Year ended December 31,

	2002	2001	2000

Current tax	(Ps161,542)	(Ps477,259)	(Ps193,609)
Deferred tax	238,256	66,793	(72,336)

Total income tax	76,714	(410,466)	(265,945)

Current employees’ statutory profit sharing	(142,583)	(105,610)	(113,849)
Deferred employees’ statutory profit sharing	10,390	(17,084)	21,377

Total employees’ statutory profit sharing *	(132,193)	(122,694)	(92,472)

Asset tax	(2,927)	(3,925)

Total income tax, employees’ statutory profit sharing and asset tax	(Ps58,406)	(Ps537,085)	(Ps358,417)

*	Under US GAAP employees’ statutory profit sharing is classified as a component of operating expenses.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The income tax and profit sharing effects of significant items comprising the Company’s net deferred income tax and profit sharing assets and liabilities under US GAAP are as follows:

	December 31,

	2002	2001

Deferred income tax liabilities
Current:
Inventories	Ps536,369	Ps489,399
Other	10,223	3,221

	546,592	492,620
Property, plant and equipment	2,773,451	3,043,671

Total	3,320,043	3,536,291

Deferred income tax assets
Current:
Asset tax carryforwards	(13,970)	(27,956)
Tax loss carryforwards	(78,514)	(54,319)
Provisions	(99,206)	(50,743)
Revenue recognition	(12,953)	(45,522)

	(204,643)	(178,540)
Noncurrent:
Other	(202,206)	(205,853)

	(406,849)	(384,393)

Valuation allowance for deferred income tax of Tavsa	77,188	61,497

Net deferred income tax liability under US GAAP	2,990,382	3,213,395
Net deferred income tax liability under Mexican GAAP	2,171,121	2,154,157

US GAAP adjustment	Ps819,261	Ps1,059,238

Deferred employees’ statutory profit sharing liability
Current:
Inventories	Ps130,582	Ps139,733
Other	2,534	921

	133,116	140,654
Noncurrent:
Property, plant and equipment	803,215	813,780

	936,331	954,434

Deferred employees’ statutory profit sharing liability
Current:
Revenue recognition	(3,810)	(13,006)
Provisions	(12,940)	(8,904)

	(16,750)	(21,910)
Noncurrent:
Other	(56,264)	(58,817)

	(73,014)	(80,727)

Net deferred employees’ profit sharing liability under US GAAP	Ps863,317	Ps873,707

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     c.  Revenue recognition

      In December 1999, the SEC issued SAB No. 101, “Revenue recognition in Financial Statements” which summarizes the SEC staff’s interpretation of US GAAP related to revenue recognition and classification.

      In late 1998, the Company initiated a stocking program that provides just-in-time inventory services to its customers around the world. Under Mexican GAAP, revenues are recognized when materials are shipped to affiliated companies that deliver the materials to the customers when requested. Payments are subsequently made to the Company once the customers have paid the affiliated companies for the materials supplied under the terms of the agreements. Based on the guidance provided in SAB 101, revenue would not be recognized until the materials have been delivered to the customers and, accordingly, the Company has retroactively adjusted its revenues and costs of sales for materials that had not been delivered to its customers as of December 31, 2002, 2001 and 2000.

      The effect of prior years has been reported as a cumulative effect of change in accounting principle at December 31, 2000. Provided below is a summary of the revenues and costs of sales which would be deferred as of December 31, 2002, 2001 and 2000 under US GAAP.

	December 31,

	2002	2001	2000

Revenues	Ps150,884	Ps282,746	Ps289,054
Cost of goods sold	112,786	152,683	187,885

	Ps38,098	Ps130,063	Ps101,169

     d.  Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

     e.  Accounting for workforce reduction programs and pre-operating expenses

      As explained in Note 11, the Company invested in two companies in Venezuela in 1998 in connection with the privatization of companies in the Venezuelan steel industry. As part of these investments, the Company and its partners developed business plans which contemplated workforce reductions in both companies.

      As a result of the Company’s plans to reduce the workforces in these companies, the liabilities associated with the reductions were accrued by Sidor and Tavsa as of the date of the acquisitions, which resulted in additional goodwill under Mexican GAAP. During the last quarter of 2001, due to the adverse financial condition of Sidor, the Company wrote off the remaining balance. For US GAAP purposes, however, due to the voluntary nature of the workforce reduction programs, as required by Venezuelan labor laws and the terms of the privatization agreements, the costs associated with these programs would be considered as an expense of the period in which the employees accepted the termination offers.

      Due to the start-up nature of the operations at Tavsa the Company deferred certain start-up costs. At December 31, 2002, the Company had amortized all deferred pre-operating expenses. At December 31, 2001 and 2000, deferred pre-operating expenses amounted to Ps41,917 and Ps61,293 (Ps29,342 and Ps42,905 net of minority interest), respectively. Under US GAAP start-up costs are expensed as incurred.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     f.  Additional information about termination benefits

      Additional disclosures required by SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106” are as follows:

	December 31,

	2002	2001

Change in benefit obligation:
Benefit obligation at the beginning of the year	Ps12,004	Ps9,787
Service cost	729	652
Interest cost	523	432
Actuarial losses	1,715	1,774
Benefits paid	(1,181)	(1,071)
Inflation effects	(263)	430

Net liability position at the end of the year	Ps13,527	Ps12,004

	December 31,

	2002	2001

Change in plan assets:
Fair value of plan assets at the beginning of the year	Ps2,208	Ps1,454
Actual return on plan assets	37	815
Inflation effects	(118)	(61)

Fair value of plan assets at the end of the year	Ps2,127	Ps2,208

     g.  Capitalization of interest

      Under Mexican GAAP, interest can be capitalized on loans identified with construction projects.

      Under US GAAP, interest is capitalized based upon total interest incurred in relation to additions to construction in progress. During 2002, 2001 and 2000, the Company would have capitalized Ps38,032, Ps40,174 and Ps47,199, respectively, of interest under US GAAP.

      The adjustment for capitalized interest is presented net of the effects of inflation and its corresponding depreciation on a straight-line basis. Depreciation of capitalized interest amounted to Ps7,585 in 2002, Ps13,034 in 2001 and Ps3,990 in 2000.

     h.  Equity method of accounting for Amazonia

      Under US GAAP, a company normally uses the equity method when it owns more than 20% but less than a controlling interest in an investee, provided that it can demonstrate that it has the ability to exercise significant influence over the investee’s operating and financial policies.

      At December 31, 2002 and 2001, Tamsa had a 14.1% interest in Amazonia; however, it has elected to account for this investment using the equity method since Tamsa forms part of the Techint Group, which had a combined interest of 39.5% in Amazonia at December 31, 2002 and 2001.

     i.  Statement of cash flows

      Under US GAAP, a statement of cash flows is prepared based on the provisions of SFAS 95, “Statement of Cash Flows”. This statement does not provide specific guidance for the preparation of cash flows statements for price-level-adjusted financial statements. Cash flows from operating, investing and financing activities in the following statement of cash flows have been adjusted for the effects of inflation

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

on monetary items. The effects of exchange rate changes and inflationary effects on cash have also been segregated from other cash flow activities.

	Year ended December 31,

	2002	2001	2000

Resources provided by operations:
Net income under US GAAP	Ps1,381,633	Ps734,766	Ps500,536

Adjustments to reconcile net income to resources provided by operating activities:
Monetary gain	(59,340)	(24,225)	(24,810)
Minority interest	(28,451)	9,501	(9,583)
Depreciation and other	487,338	451,059	448,089
Equity in loss of associated companies	16,047	181,299	46,906
Deferred income taxes and employees’ statutory profit sharing	(248,646)	(49,709)	50,959
Exchange loss	224,870	46,336	89,518
(Increase) decrease in accounts and notes receivable	(995,203)	111,617	(870,298)
Decrease (increase) in inventories	207,599	(199,577)	37,581
(Increase) decrease in prepaid expenses and recoverable taxes	(36,181)	207,043	140,623
Increase (decrease) in trade accounts payable	333,745	(237,493)	315,584
Increase (decrease) in other accounts payable and accrued expenses	109,350	(3,067)	152,906

Total adjustments	11,128	492,784	377,475

Resources provided by operations	1,392,761	1,227,550	878,011

Resources used in investing activities:
Purchase of associated companies	(2,740)	(52,606)	(24,667)
Purchase of convertible subordinate debentures	—	—	(185,566)
Purchase of property, plant and equipment	(222,244)	(878,326)	(495,305)

Resources used in investing activities	(224,984)	(930,932)	(705,538)

Resources used in financing activities:
Increase in short-term debt	399,964	633,462	1,006,715
Decrease in short-term debt	(340,195)	(742,955)	(1,873,673)
Increase in long-term debt	—	1,342,410	1,047,969
Repayments of long-term debt	(53,892)	(969,490)
Dividends paid	(280,658)	(312,105)	(320,176)

Resources used in financing activities	(274,781)	(48,678)	(139,165)

Net increase in cash and equivalents	892,996	247,940	33,308
Effect of exchange rate changes and inflationary effects on cash and equivalents	(61,192)	40,238	49,238
Cash and cash equivalents at beginning of year (nominal figures)	556,885	300,454	249,020

Cash and cash equivalents at end of year	Ps1,388,689	Ps588,632	Ps331,566

Supplemental cash flow information:
Interest paid net of interest capitalized	Ps50,712	Ps101,459	Ps143,108

Income tax and asset tax paid	Ps280,167	Ps370,392	Ps318,132

Other non-cash activities:
Investment in associated companies through the capitalization of accounts receivable	Ps18,659	Ps8,266	Ps194,418

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     j.  Recently issued accounting pronouncements

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations” (SFAS 141) which supersedes APB Opinion No. 16, “Business Combinations” and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS 141 did not have a material effect on the consolidated financial statements.

      Also in July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), which supersedes APB Opinion No. 17, “Intangible Assets”. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material effect on the consolidated financial statements.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material effect on the consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002.” SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact that the adoption of SFAS 145 will have on the consolidated financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statements.

      In October 2002 the FASB issued SFAS No. 147 “Acquisitions of Certain Financial Institutions” (SFAS 147), an amendment of SFAS No. 72 and 144 and FASB Interpretation No. 9. SFAS 147 provides guidance for (1) the accounting and reporting for the acquisition of all or part of a financial institution, excluding those transactions between two or more mutual enterprises and (2) accounting for the impairment or disposal of long-term customer relationship intangible assets of financial institutions, including the long-term customer-relationship intangibles of mutual enterprises. The provisions of SFAS 147 regarding the method of accounting to be used for acquisitions of financial institutions are effective for acquisitions for which the date of the acquisition is on or after October 1, 2002. The guidance for the impairment or disposal of long-term customer relationship intangible assets of financial institutions, including mutual enterprises, is effective on October 1, 2002. The Company management believes that the adoption of SFAS 147 will not have a material impact on the consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123” (SFAS 148). As the title of the standard implies, it is fairly limited in its scope, however it will have implications for all entities that issue stock-based compensation to their employees. The standard is intended to encourage the adoption of the accounting provisions of SFAS 123. It is also intended to address constituent concerns about the so-called “ramp-up effect” on net income that resulted from the application of the transition guidance originally required by SFAS 123. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. Early application is permitted, provided that the entity has not yet issued its

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

fiscal 2002 financial statements. The new interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The Company management believes that the adoption of SFAS 148 will not have a material impact on the consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza
Vice Chairman of the Board	Administrative Director

STATUTORY AUDITOR’S REPORT

February 21, 2003

To the General Meeting of Shareholders of Tubos de Acero de México, S.A.

In my capacity as Statutory Auditor and in accordance with the Article 166 of the General Corporations Law and with the company’s by laws, I submit my report upon the correctness, sufficiency and fairness of the financial information that the Board of Directors has presented to your attention in relation with the Company’s operations for the year ended December 31, 2002.

I attended the stockholders’ meetings and the meetings of the Board of Directors to which I have been called, and obtained from Management the information on operations, documentation and records that I considered it necessary to examine. My review has been performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting policies and criteria followed by the Company and applied by Management in preparing the financial information presented to this Meeting are appropriate and adequate and have been applied on a basis consistent with that of the previous year; therefore, such information correctly, fairly and adequately presents the financial position of Tubos de Acero de México, S. A. and subsidiaries at December 31, 2002 and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

SIGNATURES

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 27, 2003	TUBOS DE ACERO DE MEXICO, S.A.

	By:	/s/ Gerardo Varela
		Name:	Gerardo Varela
		Title:	Chief Financial Officer

	By:	/s/ Cecilia Bilesio
		Name:	Cecilia Bilesio
		Title:	Assistant to Chairman of the Board of Directors
and Corporate Affairs

CERTIFICATIONS

Certification of Chief Executive Officer

I, Paolo Rocca, certify that:

1.	I have reviewed this annual report on Form 20-F of Tubos de Acero de México, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ Paolo Rocca
Paolo Rocca
Chief Executive Officer

Certification of Chief Financial Officer

I, Gerardo Varela, certify that:

1.	I have reviewed this annual report on Form 20-F of Tubos de Acero de México, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ Gerardo Varela
Gerardo Varela
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

1.1	By-laws of Tamsa, as amended as of April 30, 2003.*

2.1	Deposit Agreement dated as of January 1, 1964, as amended and restated as of June 1, 1991, October 15, 1991, July 1, 1993 and September 12, 1996, and amended as of July 9, 2001, between Tamsa, JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York, as depositary, and the holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File Nos. 33-41380, 33-35558 and 333-13702) filed with the SEC on July 9, 2001).

2.2	Amendment, dated as of May 28, 2003, to the Deposit Agreement dated as of January 1, 1964, as amended and restated as of June 1, 1991, October 15, 1991, July 1, 1993 and September 12, 1996, and amended as of July 9, 2001, between Tamsa, JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York, as depositary, and the holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File Nos. 33-41380, 33-35558 and 333-13702) filed with the SEC on May 28, 2003).

4.1	Atlas Bradford Technology Sublicense Agreement, dated May 24, 2002, between Tenaris Connections B.V. and Tamsa.

4.2	Tenaris Premium Connections Technology License Agreement, dated July 10, 2002, between Tenaris Connections B.V. and Tamsa, and Addendum thereto, dated November 10, 2002.

4.3	Service Agreement dated as of August 30, 2001, between Tamsa and Exiros México, S.A. de C.V. (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2001).*

4.4	Amended and Restated Export Agency Agreement, dated as of October 4, 2000 between Tamsa and Techint Engineering L.L.C. (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000).

4.5	Assignment Agreement, dated October 15, 2002, between Techint Engineering LLC and Tenaris Global Services LLC relating to the assignment of export agency agreements (such agreement is incorporated herein by reference to the Registration Statement on Form F-4 by Tenaris S.A., File No. 333-99769)

4.6	NKK-Premium Connections Technology and Trademark Sublicense Agreement, dated as of October 2, 2000, between DST Connection Systems BV and Tamsa (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000).

4.7	Business Opportunities Agreement dated as of March 30, 2001 between Tamsa, Siderca and Dalmine (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000).

4.8	Just-In-Time Agreement dated as of March 23, 2001 between Tamsa and Pemex Exploración y Producción (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000).

8.1	List of Tamsa subsidiaries.

* English translation.